UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ______________________
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report …………………………

For the transition period from _____________________ to ____________________

Commission file number ______________________

EPM Mining Ventures Inc.
(Exact name of Registrant as specified in its charter)

Yukon, Canada
(Jurisdiction of in Company or organization)

2150 South 1300 East, Suite 350, Salt Lake City, UT 84106
(Address of principal executive offices)

Spencer Thunell, Chief Financial Officer, 801-485-0223, spencer@epmmining.com 2150 South 1300 East, Suite 350, Salt Lake City, UT 84106
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Registration Statement.

Voting Common Shares – 108,293,457
Non-Voting Common Shares – 4,932,432

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes	☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes	☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
☐ Yes	☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes	☐ No

ii

iii

PREFACE

This registration statement is filed by EPM Mining Ventures Inc. (“EPM” or the “Company”), a Yukon, Canada, corporation, with a registered office in White Horse, Yukon, and principal executive offices in Salt Lake City, Utah.  The Company leads a team of affiliated and unaffiliated entities in advancing exploration, drilling, engineering, permitting, and if warranted, development of a potash deposit in the Sevier Lake playa in southwestern Utah (the “Sevier Playa Project”).  Based on initial exploration data gathered by previous owners and the Company and a professionally prepared preliminary feasibility study commissioned by the Company, it is now seeking additional funding for a feasibility study to determine if commercial production is warranted.

The following should be considered in reading this registration statement.

Glossary of Terms

Brine: Groundwater containing dissolved salts and other mineral constituents.

Muriate of Potash (“MOP”): A chemical compound composed of potassium and chlorine typically used in direct-application or blended fertilizers.

National Instrument 43-101 (“NI 43-101”), Standards of Disclosure for Mineral Projects: A set of rules developed by the Canadian Securities Administrators and administered by the provincial securities commissions that govern how issuers disclose scientific and technical information about their mineral projects to the public.  It covers oral statements as well as written documents and websites.  It requires that all disclosure be based on advice by a Qualified Person and, in some circumstances, that the person be independent of the issuer and the property.  See definition of Qualified Person below.

Playa: A flat-floored bottom of an undrained desert basin that becomes at times a shallow lake.

Potash: A generic term for potassium salts used predominantly and widely as fertilizer in agricultural markets worldwide.  Potash is found primarily in two forms: MOP, as defined above, and SOP, as defined below.

Preliminary economic assessment: A study, other than a preliminary feasibility study or feasibility study, which includes an economic analysis of the potential viability of a mineral resource project.

Reclamation bond: A bond usually required by governmental mining regulations when mechanized work on a property is contemplated.  Proceeds of the bond are used to reclaim any workings or remediate any damage if reclamation undertaken does not satisfy the requirements of the regulations.

Sulphate of Potash (“SOP”): A chemical compound composed of potash, sulphur, and oxygen typically used in direct-application or blended fertilizers.

Technical Report: A report prepared and filed in accordance with NI 43-101 standards and Form 43-101F1, Technical Report, that includes, in summary form, all material scientific and technical information respecting the subject property as of the effective date of the technical report.

Ton (also referred to as a short ton): A measurement of mass equal to 2,000 pounds.

Tonne (also referred to as a metric ton): A measurement of mass equal to 1,000 kilograms or 1.1023 tons (2,204.6 pounds).

Notes Concerning Terminology Related to Resources and Reserves

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” “inferred mineral resource,” “mineral reserve,” “proven mineral reserve,” and “probable mineral reserve” used in this registration statement are Canadian mining terms defined in accordance with NI 43-101, under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council (the “CIM Definition Standards”).  On November 14, 2004, and November 27, 2010, the CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations.  This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of NI 43-101, which became Canadian law in 2011.  The CIM Definition Standards can be viewed on the CIM website at www.cim.org.  In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the United States Securities and Exchange Commission (“SEC”), a reserve is termed part of a “mineral deposit.”

Definitions

Qualified Person

Mineral resource and mineral reserve estimates and resulting technical reports must be prepared by or under the direction of, and dated and signed by, a Qualified Person.  A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.  The Qualified Person should be clearly satisfied that he could face his peers and demonstrate competence and relevant experience in the commodity, type of deposit, and situation under consideration.  If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he has obtained assistance from experts in areas where he lacked the necessary expertise.  Determination of what constitutes relevant experience can be a difficult area, and common sense has to be exercised.  In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for mineral resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data.  Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

Estimation of mineral resources is often a team effort, for example, involving one person or team collecting the data and another person or team preparing the mineral resource estimate.  Within this team, geologists usually occupy the pivotal role.  Estimation of mineral reserves is almost always a team effort involving a number of technical disciplines, and within this team mining engineers have an important role.  Documentation for a mineral resource and mineral reserve estimate must be compiled by, or under the supervision of, a Qualified Person, whether a geologist, mining engineer, or member of another discipline.  The CIM recommends that, where there is a clear division of responsibilities within a team, each Qualified Person should accept responsibility for his particular contribution.  For example, one Qualified Person could accept responsibility for the collection of mineral resource data, another for the mineral reserve estimation process, another for the mining study, and the project leader could accept responsibility for the overall document.  It is important that the Qualified Person accepting overall responsibility for a mineral resource and/or mineral reserve estimate and supporting documentation, which has been prepared in whole or in part by others, is satisfied that the other contributors are Qualified Persons respecting the work for which they are taking responsibility and that such persons are provided adequate documentation.

Preliminary Feasibility Study

The CIM Definition Standards requires the completion of a preliminary feasibility study as the minimum prerequisite for the conversion of mineral resources to mineral reserves.

A preliminary feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined.  It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations, and the evaluation of any other relevant factors that are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Feasibility Study

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social, and governmental considerations, together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a preliminary feasibility study.

Exploration Information

Exploration information means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical, and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define, or delineate a mineral prospect or mineral deposit.  It is recognized that in the review and compilation of data on a project or property, previous or historical estimates of tonnage and grade not meeting the minimum requirement for classification as mineral resource may be encountered.  If a Qualified Person reports exploration information in the form of tonnage and grade, it must be clearly stated that these estimates are conceptual, or order of magnitude, and that they do not meet the criteria of a mineral resource.

Mineral Resources

Mineral resources are subdivided, in order of increasing geological confidence, into inferred, indicated, and measured categories.  An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource.  An indicated mineral resource has a higher level of confidence than an inferred mineral resource, but has a lower level of confidence than a measured mineral resource.  A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge.  The term mineral resource covers mineralization and natural material of intrinsic economic interest that has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socioeconomic, and governmental factors.  The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person respecting the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable.  These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.  Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred mineral resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations, such as outcrops, trenches, pits, workings, and drill holes, that are spaced closely enough for geological and grade continuity to be reasonably assumed.  Mineralization may be classified as an indicated mineral resource by the Qualified Person when the nature, quality, quantity, and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.  The Qualified Person must recognize the importance of the indicated mineral resource category to the advancement of the feasibility of the project.  An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study, which can serve as the basis for major development decisions.

Measured Mineral Resource

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling, and testing information gathered through appropriate techniques from locations, such as outcrops, trenches, pits, workings and drill holes, that are spaced closely enough to confirm both geological and grade continuity.  Mineralization or other natural material of economic interest may be classified as a measured mineral resource by the Qualified Person when the nature, quality, quantity, and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability.  This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserves

Mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves.  A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  Mineral reserves are those parts of mineral resources that, after the application of all mining factors, result in an estimated tonnage and grade that, in the opinion of the Qualified Person making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic, and government factors.  Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility.  The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received.  It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A “probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.  Application of the proven mineral reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report.  The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

Cautionary Note to United States Investors Regarding Mineral Resource and Mineral Reserve Estimates

As used in this registration statement, the terms “mineral reserve,” “proven mineral reserve,” and “probable mineral reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit that could be economically and legally extracted or produced at the time the reserve determination is made.

The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are defined in and required to be used by NI 43-101.  However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any, all, or any part of a mineral deposit in these categories will ever be converted into reserves.  Indicated mineral resource and inferred mineral resource have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an indicated mineral resource or an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or preliminary feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this registration statement and the exhibits filed herewith or incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Glossary of Abbreviations

Army Corp:	United States Army Corps of Engineers

BLM:	United States Bureau of Land Management

DOGM:	Utah Division of Oil, Gas, and Mining

FOB:	free on board

gross acres:	The total number of acres in which a working interest is held.

IBLA:	United States Department of Interior Board of Land Appeals

IRR:	internal rate of return

Mt:	million tonnes

NEPA:	United States National Environmental Policy Act

NPV:	net present value

SEDAR:	Canadian System for Electronic Document Analysis and Retrieval

SITLA:	Utah School and Institutional Trust Lands Administration

UDAQ:	Utah Division of Air Quality

Wt%:	weight percent

Unless otherwise indicated, all dollar ($) amounts referred to herein are in United States dollars.  On April 25, 2014, the conversion rate was C$1.00 equals US$0.9056.

Cautionary Note Regarding Forward-Looking Statements

This registration statement and the exhibits attached hereto contain “forward-looking statements.”  Forward-looking statements include information related to activities, events, or developments that the registrant expects or anticipates will or may occur in the future, including; statements related to the release of a feasibility study; the economic analysis of the Sevier Playa Project; mineral resource estimates; the environmental permitting process; environmental assessments; business strategy; objectives and goals; and development of the Sevier Playa Project.  Forward-looking statements are provided to allow readers the opportunity to understand management’s beliefs and opinions respecting the future so that they may use such beliefs and opinions as one factor in evaluating the Company.

Forward-looking information is often identified by the use of words such as “plans,” “planning,” “planned,” “expects” or “looking forward,” “does not expect,” “continues,” “scheduled,” “estimates,” “forecasts,” “intends,” “potential,” “anticipates,” “does not anticipate,” or “belief,” or describes a “goal,” or variation of such words and phrases or statements that certain actions, events, or results “may,” “could,” “would,” or “might” be taken, occur, or be achieved.  Forward-looking information is based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided.  Forward-looking information involves known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking information.

This registration statement contains information taken from a technical report titled “NI 43-101 Technical Report Preliminary Feasibility Study of the Sevier Lake Playa Sulphate of Potash Project Millard  County, Utah,” filed on November 18, 2013, and dated effective October 25, 2013 (the “PFS”).  The PFS is, by definition, preliminary in nature and should be considered speculative.  It is based upon a process flow sheet that may change, which would impact all costs and estimates.  Projected operating costs for the Sevier Playa Project were based upon assumptions including future energy costs, natural gas costs, water costs, labor, and other variables that are likely to change.  Capital costs were based upon a list of equipment thought to be necessary for production and are likely to change.  SOP price forecasts were based upon third-party estimates and management assumptions that may change due to market dynamics.  The mineral resource estimates were based upon assumptions outlined in the “Brine Resource” section contained herein.  Some figures were calculated using a factor to convert short tons to tonnes.  Changes in estimated costs to acquire, construct, install, or operate the equipment, or changes in projected pricing, may adversely impact project economics.

Among other factors, the Company’s inability to complete further mineral resource and mineral reserve estimates; the inability to complete a feasibility study; the inability to obtain sufficient playa recharge; the inability to anticipate changes in brine volume or grade due to recharge or other factors; changes to the economic analysis; the failure to obtain necessary permits to develop the Sevier Playa Project; environmental issues or delays; the inability to successfully complete additional drilling and other field testing at the Sevier Playa Project; risk factors described in the sections entitled “Item 3. Key Information–Risk Factors,” as well as information contained in other public disclosure documents available on SEDAR at www.sedar.com, may adversely impact the Sevier Playa Project.  Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.  The Company cannot assure that forward-looking information will prove to be accurate.  The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s plans, objectives, and goals and may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update forward-looking information, except in accordance with applicable securities laws.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

Name	Function
Lance D’Ambrosio	Chief Executive Officer and Director
Spencer Thunell	Chief Financial Officer and Corporate Secretary
Jeff Gentry	Director and Technical Advisory Committee Member
Richard Dye	Vice-President Engineering and Project Development of Peak Minerals Inc.
Woods Silleroy	Vice President Operations of Peak Minerals Inc.
Arthur Ditto	Chairman, Compensation Committee Member, Audit Committee Member and Technical Advisory Committee Chair
Thomas Pladsen	Director and Audit Committee Chair
Daniel Basse	Director and Compensation Committee Member
Theodore Botts	Director, Compensation Committee Chair, and Audit Committee Member
De Lyle Bloomquist	Director, Audit Committee Member and Technical Advisory Committee Member
Ramakrishnan Mukundan	Director

The business address for all of the foregoing persons is 2150 South 1300 East, Suite 350, Salt Lake City, UT  84106.

B.           Advisers

The Company’s legal advisers are:

Cassels Brock and Blackwell
2100 Scotia Plaza
40 King Street West
Toronto, ON  M5H3C2

MacDonald & Company
Suite 200, Financial Plaza
204 Lambert Street
Whitehorse, YT  Y1A3T2

Holland & Hart
222 South Main Street, Suite 2200
Salt Lake City, UT 84101

Kruse Landa Maycock & Ricks, LLC
136 East South Temple, Suite 2100
Salt Lake City, UT 84101

Waddingham & Associates
362 West Main Street
Delta, UT 84624

C.           Auditors

The Company’s current auditor is:

PricewaterhouseCoopers LLP
18 York Street, Suite 2600
Toronto, Ontario, Canada, M5J 0B2

PricewaterhouseCoopers LLP was first appointed as the Company’s auditor in June 2010.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

Prepared in Accordance with IFRS

The selected financial data for the Company for the twelve months ended December 31, 2013, and December 31, 2012, were derived from the Company’s consolidated financial statements included elsewhere in this registration statement.  The selected financial data set forth for the seven months ended December 31, 2011, and the twelve months ended May 31, 2011, are derived from the Company’s audited consolidated financial statements not included herein.  Effective December 31, 2011, the Company changed its fiscal year-end from May 31st to December 31st.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this registration statement.

The following tables summarize selected financial data of the Company for the twelve months ended December 31, 2013, the twelve months ended December 31, 2012, the seven months ended December 31, 2011, and the twelve months ended May 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Statement of Loss and Comprehensive Loss Data (United States Dollars)

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012	For the seven months ended December 31, 2011	For the twelve months ended May 31, 2011
Revenues	$ -	$ -	$ -	$ -
Loss from operations	(2,248,841)	(2,085,751)	(2,018,582)	(492,949)
Comprehensive loss	(2,445,430)	(1,711,103)	(2,658,754)	(577,145)
Basic and diluted loss per share	(0.02)	(0.02)	(0.02)	(0.06)

Statement of Financial Position Data (United States Dollars except share data)

As at	December 31, 2013	December 31, 2012	December 31, 2011	May 31, 2011
Total Assets	$ 48,740,029	$ 50,010,823	$ 51,787,933	$ 38,342,547
Total Liabilities	1,268,742	761,675	957,197	1,068,959
Net Assets	47,471,287	49,249,148	50,830,736	37,273,588

Voting Common Shares	$ 49,420,471	$ 45,698,727	$ 38,974,318	$ 29,529,521
Non-Voting Common Shares	$ 1,601,611	$ 5,323,355	$ 12,047,764	$ 9,319,640
Outstanding Voting Common Shares	108,293,457	96,831,719	76,122,769	50,972,793
Outstanding Non-Voting Common Shares	4,932,432	16,394,170	37,103,120	54,253,096

Pursuant to SEC Release No. 33-8879, “Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Reporting Standards Without Reconciliation to U.S. GAAP,” the Company includes selected financial data prepared in compliance with IFRS without reconciliation to U.S. GAAP.

The basis of preparation is described in Note 2 to the Company’s consolidated financial statements.

B.           Capitalization and Indebtedness

The Company is authorized to issue an unlimited number of common shares without par value, an unlimited number of non-voting common shares without par value, and an unlimited number of preference shares without par value.  As of April 25, 2014, there are 77,786,837 common shares outstanding, 35,439,052 non-voting common shares outstanding, and no preference shares outstanding.

The table below sets forth the Company’s total indebtedness and shows its capitalization as of March 31, 2014.  This table should be read in conjunction with the Company’s audited financial statements and the accompanying notes:

As at	March 31, 2014
Trade and other payables	$ 1,006,462
Reclamation provision	229,378
Shareholders' Equity
Voting common shares	39,234,180
Non-voting common shares	11,787,902
Contributed surplus	5,409,619
Accumulated deficit	(8,775,651)
Accumulated and other comprehensive loss	(571,600)
Total shareholders' equity	47,084,450
Total capitalization	$ 48,320,290

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

The Company faces significant risks as it leads a team of affiliated and unaffiliated entities in advancing exploration, feasibility analysis, development, funding, and if warranted, commercial production of a potash deposit comprising the Sevier Playa Project.  In addition to the other information contained in this registration statement, the following factors should be considered carefully when considering risks related to the Company’s proposed business.

Risk Factors Related to the Company’s Activities

The Company is dependent on the Sevier Playa Project.

At present, the Company’s only property interest is the Sevier Playa Project.  As a result, any adverse developments affecting the Sevier Playa Project could have a material adverse effect upon the Company and would materially and adversely affect the potential mineral resource production, profitability, financial performance, and results of operations of the Company.  While the Company may seek to acquire additional mineral properties that expand or complement the Sevier Playa Project and are consistent with the Company’s business objectives, it cannot assure that it will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties on acceptable terms.

No known commercial potash deposit exists on the Sevier Playa Project

There is no known body of commercial potash on the Sevier Playa Project.  There is no certainty that the expenditures to be made by the Company in the exploration of the Sevier Playa Project or otherwise will result in development and recovery of commercial quantities of potash.  The establishment of a commercial discovery will require substantial additional exploration and evaluation.  The additional costs of further exploration, as well as all costs incurred to date, may not be recovered if a commercial deposit is not proven.

All of the Company’s operations are at the exploration stage, and there is no guarantee that any such activity will result in commercial production of mineral deposits.  The exploration for mineral deposits involves significant risks that even a combination of careful evaluation, experience, and knowledge may not eliminate.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct recovery and processing facilities at a particular site.  It is impossible to ensure that the exploration programs conducted to date by the Company, or any future development programs, will result in a profitable commercial recovery operation, and the Company cannot assure that its Sevier Playa Project will be brought into commercial production.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; highly cyclical commodity prices; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted.  The Company’s long-term profitability will be directly related to the cost and success of its exploration programs and any subsequent development programs.

The Company has not yet demonstrated the economic feasibility of potash recovery in its Sevier Playa Project.

The Company has not completed feasibility level work and analysis that would allow it to declare proven or probable mineral reserves for the Sevier Playa Project, and the Company cannot assure that it will ever be in a position to declare a proven or probable mineral reserve.  While a PFS of the Sevier Playa Project has been prepared, it is an estimate that does not have sufficient certainty to constitute a feasibility study.  In particular, the PFS contains the Company’s estimated capital and operating costs, which are based upon anticipated tonnage and grades of resources to be mined and processed, expected recovery rates, and other factors, none of which has been completed to date to a feasibility study level.  Whether the Company completes a feasibility study on the Sevier Playa Project depends on a number of factors, including: (i) the particular attributes of the deposit (including its size, grade, geological formation, rates of recovery, and proximity to infrastructure); (ii) commodity prices, which are highly cyclical; (iii) government regulations (including regulations relating to taxes, royalties, land tenure, land use, and permitting); (iv) environmental protection and permitting considerations; and (v) the availability of sufficient financing.  At this time the Company cannot determine whether any of these estimates will ultimately be correct or that the Sevier Playa Project will prove to be economically viable.  Therefore, it is possible that mineral reserves will never be identified at the Sevier Playa Project, which would inhibit the Company’s ability to develop the project into a commercial mining operation and, in turn, would have a material adverse effect on the Company’s business, financial condition, results of operations, and prospects.

Mineral resource estimates may prove inaccurate.

The mineral resource figures referred to herein or in documents filed by the Company from time to time in Canada and available on SEDAR at www.sedar.com are estimates only, and the Company cannot assure that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral resources could be mined or processed profitably.  There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond the Company’s control.  Such estimation is a subjective process, and the accuracy of any resource or reserve estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.  Lower market prices, increased production costs, reduced recovery rates, and other factors may render the Company’s mineral resources uneconomic to exploit.  Resource data are not indicative of future results of operations.  If the Company’s actual mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected.  The Company will evaluate mineral resources from time to time and may change its estimates depending on further hydrogeological interpretation, drilling results, and mineral prices.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Until mineral resources are actually mined and processed, the quantity of mineral resource grades must be considered as estimates only.

The grade of brine that is recovered may vary from projections due to the complex geology and hydrogeology of mineral resources, which could adversely affect SOP production and financial results.

SOP production, if commenced, will be affected by the brine grade, or potassium content of the brine.  The Company’s projections of brine grade may vary from time to time, and the amount of SOP that is actually produced may vary substantially from projections.  There are numerous uncertainties inherent in estimating brine grade, including many factors beyond the Company’s control.  The Sevier Playa Project sediments have complex hydrogeology.  An unexpected reduction in the grade of the brine resources could decrease SOP production because the Company would need to process more brine to produce the same amount of saleable-grade product.  As a result, the Company’s expected future cash flows could be materially and adversely affected.

Projections contained in the PFS may not be achieved.

There are many risks and unknowns inherent in resource projects, and the economic feasibility of the Sevier Playa Project is based on many factors, including: the accuracy of mineral resource estimates; recoveries of SOP; capital and operating costs; the future prices of SOP; the ability to secure appropriate financing to develop such projects; and the issuance and maintenance of necessary governmental permits.  The Sevier Playa Project has no operating history upon which to base estimates of future cash flow.  The capital expenditures and time required to develop any new project are considerable, and changes in capital, operating costs, and construction schedules can affect project economics.  It is possible that actual capital and operating costs may increase significantly and economic returns may differ materially from the Company’s estimates; that prices of SOP may decrease significantly; that the Company could fail to obtain the satisfactory governmental approvals necessary for operations; or the Company cannot obtain project financing on acceptable terms and conditions or at all; in which case, the Sevier Playa Project may not proceed either on its original timing or at all.  It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.  The Company cannot assume that the principal favorable preliminary conclusions reached in the PFS will be confirmed or will not be substantially qualified, conditioned, or restricted in a feasibility study.

The Company’s estimated timetable to complete a feasibility study may not be accurate, and the Company may not be able to complete the Sevier Playa Project.

The Company currently is working toward the completion of a feasibility study; however, there is no guarantee that such a study will be completed on schedule or at all, or that a completed study will confirm the economic feasibility of the Sevier Playa Project.  If the Company decides to commence production, it will require significant amounts of capital, and the Company’s ability to obtain the necessary funding will depend on a number of factors, including the status of the national and worldwide economy and the price of SOP.  Fluctuations in production costs, material changes in the mineral estimates and grades of mineralization, or changes in the political conditions or regulations in the United States may make placing the Sevier Playa Project into production uneconomic.

The conclusions of the feasibility study will partially depend on estimates of future SOP market prices, SOP availability from competitors, and agricultural economics as well as customer application rates.

The feasibility and economic viability of the Sevier Playa Project will partially depend on the anticipated world market for potash and potash products.  The Company may not be able to accurately predict future potash market conditions.  Crop growers, which are the principal users of potash products for fertilizer, are continually seeking to maximize their economic returns, which may impact the application rates for potash products.  Growers’ decisions regarding the application rate for SOP, including whether to forgo application altogether, may vary based upon many factors, including crop and SOP prices and nutrient levels in the soil.  Growers are more likely to increase application rates when crop prices are relatively high or when SOP prices and soil nutrient levels are relatively low.  Growers are more likely to reduce application rates or forgo application of SOP when crop prices are relatively low and when SOP prices and soil nutrient levels are relatively high.  This variability can materially impact sales prices and volumes.

In general, when customers anticipate increased fertilizer selling prices or improving agricultural economics, they tend to accumulate inventories prior to the anticipated price increases, which may result in a delay in the realization of price increases for the products the Company will be selling in the future.  In addition, customers may delay their purchases when they anticipate future fertilizer selling prices may remain constant or decline or when they anticipate declining agricultural economics, which may adversely affect sales volumes and selling prices.  Customer expectations about availability of fertilizer can have similar effects on sales volumes and prices.

Resource exploration and development operations are subject to a variety of risks and hazards.

The process of resource exploration and development involves risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, or acts of nature.  These risks and hazards could lead to events or circumstances that could result in the complete loss of a project; damage, impairment, or destruction of mineral properties and future production facilities; environmental damage; delays in exploration and development; and personal injury or death.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the Company’s control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Although the Company evaluates risks and carries insurance policies to mitigate the risk of loss when economically feasible, not all of these risks are reasonably insurable, and insurance coverage may contain limits, deductibles, exclusions, and endorsements.  The Company cannot assure that its coverage will be sufficient to meet its needs.  Uninsured losses may have a material adverse effect on the Company.

Resource exploration and development depend on obtaining and maintaining the required permits and approvals from governmental authorities.

Minerals exploration and development requires numerous governmental, environmental, mining, and other permits, leases, and approvals authorizing operations.  A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could prevent or limit the ability to continue exploration and development at the affected project and have a material adverse effect on the Company’s proposed business, financial condition, and exploration results.  In addition, the federal government will require an environmental impact statement as a condition of approving the ultimate development and construction of a recovery facility at the Sevier Playa Project.  A decision by a government agency to deny or delay issuing a new or renewed permit, lease, or approval, or to revise or substantially modify an existing permit or approval, could prevent or limit the ability to continue exploration and development activities at the Sevier Playa Project and have a material adverse effect on the Company’s business.

The Company may be unable to satisfy lease terms.

The exploration, development, and future mining operations will take place on land that is leased from federal and state governmental authorities.  Existing leases comprising the Sevier Playa Project generally require the Company to commence mining operations by a specified time and to diligently develop and continue minerals recovery in order to retain the lease.  The loss of a lease could adversely affect the ability to mine the associated deposit.  Also, existing leases require the Company to pay royalties based on the revenue generated by potash produced from the leased land.  The royalty rates are subject to change with future lease renewals, which could lead to significant future increases in royalty rates that would reduce profit margins and, if such increases were significant, would adversely affect operating results.

Resource exploration and development are capital-intensive, and the inability to fund necessary or desirable capital expenditures to develop the Sevier Playa Project could have an adverse effect on the Company’s growth and profitability.

Resource exploration and development are capital-intensive.  The Company will need to make significant capital expenditures in connection with the development of the Sevier Playa Project.  If the Company’s feasibility study concludes that the project is economically viable, additional funds, probably on the order of magnitude of several hundreds of millions of dollars, will be required for the development of an economic mineral body and to place it in commercial production.  The Company may not have the equity base, financial and operational credibility, or expertise to obtain the required capital and may need to seek joint venture partners or sell all or a portion of its interest in the project, which could reduce or eliminate the Company’s retained interest.  The Company cannot assure that any such funds will be available for operations.  Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its proposed operations.

The seasonal conditions may have an adverse effect on exploration, development, and future operating results.

The fertilizer business is seasonal, with operating results that vary from quarter to quarter as a result of crop growing and harvesting seasons and weather conditions, as well as other factors.  Demand generally peaks between February through April.  Potash customers generally build inventories during low-demand periods of the year in order to ensure timely product availability during peak sales seasons.  The seasonality of crop nutrient demand results in sales volumes and net sales revenue for the industry typically being the highest during the North American spring season and working capital requirements typically being the highest just before the start of the spring season.  If it commences commercial potash production, the Company anticipates that future quarterly financial results could vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.  In the future, if seasonal demand exceeds the Company’s projections, customers may acquire products from competitors, and profitability could be materially reduced as a result.  If seasonal demand is less than expected, the Company will be left with excess inventory and higher working capital and liquidity requirements.

The Company’s future operating results will be dependent in part upon conditions in the agriculture markets.  The agricultural products business can be affected by a number of factors, the most important of which, for United States markets, are weather patterns, soil conditions (particularly during periods of traditionally high crop nutrients application), and quantities of crop nutrients imported to and exported from North America.  Additionally, the Company’s ability to produce SOP at the solar evaporation ponds is dependent upon sufficient playa water levels and arid summer weather conditions.  Extended periods of precipitation or a prolonged lack of sunshine would hinder the evaporation rate and, hence, the production levels, which may result in lower sales volumes and higher unit production costs in the future.  Additionally, the ability to harvest minerals through evaporation ponds could be negatively impacted by any prolonged change in weather patterns leading to changes in mountain snowfall, which could result in changes in fresh water run-off and significant impacts on playa levels, or by increased rainfall during the summer months at the solar evaporation ponds on the Sevier playa.

Prices of natural gas and other important materials and energy that will be used in the business are volatile.  Changes in the prices of such materials or energy, or disruptions to supply, could adversely impact the Company’s results of operations or cash flow.

Natural gas, electricity, and other consumables, such as chemicals and fuel, are key materials used in the exploration, development, and production of mineral resources.  Future results of operations may be impacted by the price and availability of these materials and other energy costs.  A significant increase in the price of natural gas, electricity, and fuel that is not recovered through an increase in the Company’s funded exploration budget or, if production commences, in the price of SOP, or an extended interruption in the supply of natural gas, electricity, water, or fuel to production facilities, could materially and adversely affect the Company’s business, financial condition, or operating results.  High natural gas costs also may increase crop input costs, which may cause SOP sales to decline.

A portion of the Company’s future fertilizer business is expected to be dependent upon international sales.

The Company will face intense global competition from both SOP and MOP producers, and new competitors may enter the Company’s markets.  Changes in potash competitors’ production or marketing focus could have a material impact on the Company’s future business.

MOP is the least expensive and most widely used form of potash fertilizer based on the concentration of potassium oxide, and consequently, it is the source of potash nutrients for most crops.  Growers generally can economically use SOP only for high-value crops, especially crops that cannot tolerate chloride or for which only low-chloride content fertilizers improve quality and yield.  Economic conditions for agricultural products can affect the type and amount of crops grown as well as the type of fertilizer product used.  MOP is a commodity, and consequently, its market is highly competitive and affected by global supply and demand.  An abundance of either type of potash product in the domestic or worldwide markets could unfavorably impact the sales prices the Company can charge for specialty potash fertilizer.

The Company’s business is dependent upon highly skilled personnel, and the loss of key personnel may have a material adverse effect on its results of operations.

The success of the Company’s business is dependent on its ability to attract and retain highly skilled executives, technical employees, consultants, and other personnel.  The Company cannot assure that it will be able to attract and retain the personnel necessary for the efficient operation of its business.  The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on the results of operations and could lead to higher labor costs or the use of less-qualified personnel.  The Company does not currently maintain “key person” life insurance on any of its key employees.

Environmental laws and regulation may subject the Company to significant costs and liability and require it to incur additional costs in the future.

The Company is subject to numerous business, environmental, health, and safety laws and regulations in the United States, including laws and regulations relating to land reclamation, remediation of hazardous substance releases, and discharges to soil, air, and water, with which it must comply to effectively operate its business.  Current environmental laws and regulations may become more stringent and require material expenditures for continued compliance.  Environmental remediation laws such as the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, impose liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties” who are considered to have contributed to the release of “hazardous substances” into the environment.  In the future the Company may incur material liabilities under CERCLA and other environmental cleanup laws regarding its facilities.  Under CERCLA or Utah analogues, a party such as the Company may, under some circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties, such as the previous company, now no longer in existence, that conducted operations in the Sevier Playa Project area.  Liability under these laws involves inherent uncertainties.  Violations of environmental, health, and safety laws are subject to civil and, in some cases, criminal sanctions.

Climate change legislation and the physical effects of climate change may have a negative effect on the Company’s business and operations.

Continued government and public emphasis on environmental issues, including climate change, can be expected to result in increased future investments for environmental controls at the Company’s proposed operations, which would be an initial capital expenditure and a later charge against income from future operations.  The United States is currently considering legislation that would regulate greenhouse gas (“GHG”) emissions, and some form of federal climate change legislation is possible in the future.  GHG emissions alter the composition of the global atmosphere in ways that may be affecting, and may continue to affect, the global climate.  Legislators and regulators are considering ways to reduce GHG emissions.  There is also a growing possibility that some form of GHG emissions regulation will be forthcoming at the federal level and possibly also at the state level.  Such regulation could result in the creation of substantial additional costs for the Company.  The effect of any future mandatory GHG legislative, regulatory, or product standard requirements on the Company’s business and future products is dependent on the details of the mandate or standard, and the Company is therefore unable to predict the potential effects at this time.  Moreover, the potential physical effects of climate change on future customers, and subsequently on business and operations, are highly uncertain and will be particular to the circumstances developing in various geographical regions where the Company’s facilities and customers are located.  These effects may include changes in weather patterns (including drought and rainfall levels), water availability, storm patterns and intensities, and temperature levels.  Droughts or floods in certain geographic areas could cause demand for the product to decline and the amount of arable land in one or more of the markets to decrease.  Extreme weather conditions could also cause disruptions at production facilities.  Physical effects of climate change, if any, may adversely impact the costs, production, sales, and financial performance of the Company’s business and operations.

Costs of environmental remediation are uncertain and may have a material adverse effect on the Company’s financial condition and results of operations.

The actual costs of remediation are uncertain, and planned expenditures may differ from the actual expenditures required.  It is not possible to determine the exact amount that will be required to complete remediation activities, and the amount that the Company is required to spend could be materially different than current estimates.  Environmental bonds or other forms of financial assurance represent only a portion of the total amount that will be spent on remediation over the life of a mine’s operation.  Although the Company will include estimated remediation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plan for the Company’s properties in order to fund required remediation activities.  Any additional amounts required to be spent on remediation may have a material adverse effect on the Company’s financial condition and results of operations.

Economic conditions and credit and capital markets could impair the Company’s ability to operate its business and implement its strategies.

It is expected that the Company and its suppliers will depend on the availability of credit to operate.  The most recent economic downturn has resulted in a tightening in the credit markets and has reduced the availability of credit to borrowers worldwide.  A prolonged economic downturn could adversely affect the availability of credit for all parties, including the Company.

Any decline in United States agricultural production or limitations on the use of the Company’s products for agricultural purposes could materially and adversely affect the market for the Company’s products.

Conditions in the United States agricultural industry can significantly impact the Company’s future operating results.  The United States agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, the domestic and international demand for United States agricultural products, and United States and foreign policies regarding trade in agricultural products.

State and federal governmental policies, including farm and ethanol subsidies and commodity support programs, may also directly or indirectly influence the number of acres planted, the mix of crops planted, and the use of fertilizers for particular agricultural applications.  In addition, there are various city, county, and state initiatives to regulate the use and application of fertilizers due to various environmental concerns.

Some of the Company’s competitors have greater capital and human resources than it has, which may place the Company at a competitive disadvantage and adversely affect its sales and profitability.

If production commences, the Company will compete with a number of potassium and potassium product producers in North America and throughout the world.  Some of these competitors may have greater total resources than the Company.  Competition in product lines is based on a number of considerations, including transportation costs, brand reputation, price, and quality of client service and support.  To become competitive, the Company needs to invest continuously in production infrastructure, marketing, and customer relationships.  The Company may be required to adjust the prices of some of its products to stay competitive.  It may also need to borrow funds and become more highly leveraged.  The Company may not have sufficient resources to continue to make such investments or maintain its competitive position relative to some of its competitors with greater capital and human resources.  To the extent other potash producers enjoy competitive advantages, the price of the Company’s future products and its sales volumes and profits could be materially and adversely affected.

As an SOP-only producer, the Company will be less diversified than some competitors, and a decrease in the demand for SOP or an increase in SOP supply could have a material adverse effect on financial condition and results of operations.

If production commences, the Company’s primary product will be the production and marketing of SOP.  As a result of its product focus and domestic geographic focus, the Company would likely be impacted more acutely by factors affecting the SOP industry or the regions in which the Company sells its products than if the business were more diversified.  A decrease in the demand for SOP could have a material adverse effect on financial condition and results of operations.  Similarly, a large increase in SOP supply could also materially impact financial condition more than more diversified competitors.

Market upheavals due to global pandemics, military actions, terrorist attacks, and any global and domestic economic repercussions from those events could reduce sales and revenues.

Global pandemics, actual or threatened armed conflicts, future terrorist attacks, or military or trade disruptions affecting areas where the Company’s competitors or the Company does business may disrupt the global market for SOP and adversely affect the feasibility of commercial production at the Sevier Playa Project.  As a result of such widespread disruptions, competitors may increase their sales efforts in the Company’s geographic markets, and pricing of SOP may suffer.  If this occurs, the Company may lose sales to its competitors or be forced to lower prices, which would reduce revenues.  In addition, due to concerns related to terrorism or the potential use of certain fertilizers as explosives, local, state, and federal governments could implement new regulations impacting the production, transportation, sale, or use of SOP.  Any such regulations could result in higher operating costs or limitations on the sale of SOP and could result in significant unanticipated costs, lower revenues, and reduced profit margins.

Risk Factors Related to the Company and its Common Shares

The common shares are currently listed on the TSX Venture Exchange (“TSXV”) and trade on the OTCQX International marketplace (“OTCQX”), and the Company cannot assure that the shares will be listed or traded on any other exchange.

The common shares are currently listed on the TSXV and trade on the OTCQX and not on any other stock exchange, and the Company cannot assure that its shares will be listed or traded on any other exchange.  The holding of common shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.  Persons who cannot afford the possibility of the loss of their entire investment should not hold common shares.  Furthermore, an investment in securities of the Company should not constitute a major portion of an investor’s portfolio.

Certain of the Company’s directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies.

Certain of the Company’s directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies, and as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  In the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter respecting such contract or agreement.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Company’s governing statutes, but the Company cannot assure that such conflicts will be, in all cases, resolved in its best interests.

The Company has no recent history of earnings or of a return on investment, and the Company cannot assure that the Sevier Playa Project or any other property or business will generate a return.

The Company has no recent history of earnings or of a return on investment, and the Company cannot assure that the Sevier Playa Project or any other property or business that the Company may acquire or undertake will generate earnings, operate profitably, or provide a return on investment in the future.  The Company has no plans to pay dividends in the future.  The Company’s Board of Directors (the “Board”) will determine the future dividend policy of the Company.

The Company has no operating history and no operating revenues.

The Company has no operating history and no operating revenues and does not expect to generate revenues in the next several years.  The Company’s Sevier Playa Project has no operating history upon which to base estimates of future cash flows.  Substantial expenditures are required to develop mineral projects.  It is possible that actual costs and future economic returns may differ materially from the Company’s estimates.  The Company cannot assure that the underlying assumed levels of expenses for the Sevier Playa Project will prove to be accurate.  Further, it is not unusual in the mining industry for new mining operations to experience unexpected problems during start-up, resulting in delays and requiring more capital than anticipated.  The Company cannot assure that its Sevier Playa Project will move beyond the exploration stage into production or achieve commercial production or that it will produce revenue, operate profitably, or provide a return on investment in the future.

The market price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of potash and other mineral commodities.

The market price of the Company’s common shares and its financial results may be significantly and adversely affected by a decline in the price of potash and other mineral commodities.  Commodity prices fluctuate widely and are affected by numerous factors beyond the Company’s control.  The level of interest rates, the rate of inflation, world supply of mineral commodities, global and regional consumption patterns, speculative trading activities, the value of the United States dollar and stability of exchange rates can all cause significant fluctuations in prices.  Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, political systems, and political and economic developments.  The price of mineral commodities has fluctuated widely in recent years, and future serious price declines could cause potential commercial production to be uneconomic.  A severe decline in the price of SOP would have a material adverse effect on the Company.

ITEM 4.  INFORMATION ON THE COMPANY

A.           History and Development of the Company

General Development of the Business

Since March 12, 2010, the Company, together with its subsidiaries, has completed several transactions and now operates as an exploration-stage entity engaged in potash mineralization exploration, drilling, engineering, permitting, and analysis activities on its Sevier Playa Project, with the objective of obtaining a feasibility study and reserve estimates in compliance with Canadian NI 43-101 standards.  Although a PFS of the Sevier Playa Project has been completed, the Company does not claim mineral reserves at this time.  The Sevier Playa Project operated by the Company comprises about 124,223 gross acres, consisting of BLM leases on about 95,802 gross acres held by the Company, Utah state leases on about 6,409 acres held by an affiliated entity (see “Emerald Peak Agreement” described below), and BLM leases on about 22,012 gross acres held by an unrelated party (see “LUMA Agreement” described below).

Based on an evaluation of exploration data from previous owners, the Company’s own substantial exploration, and a PFS prepared by independent professionals, the Company is now seeking funding for its feasibility study to determine if commercial operations are warranted and to complete its final permitting.

Prior to March 2010, the Company was involved in the exploration, drilling, and sale of natural gas in four separate counties in Southwestern Ontario.  The Company had three oil wells, two in Essex County and one in Lambton County, and one natural gas well in Elgin County.  In March 2010, the Company sold all of its oil and gas interests in southwestern Ontario and discontinued all oil and gas activities.  As a result of the sale, the Company’s history before March 2010 is not relevant to its current and future business.

Corporate Organization

EPM Mining Ventures Inc. was originally incorporated as Reed Lake Exploration Ltd. in Ontario on June 20, 1986.  On November 27, 1996, Reed Lake Exploration Ltd. and 1198691 Ontario Inc. amalgamated to form Westhope Capital Corp.  On March 12, 2010, Westhope Capital Corp. amended its articles to consolidate its outstanding common shares and change its name to “EPM Mining Ventures Inc.”  On October 8, 2010, the Company further amended its articles to create a new class of non-voting common shares and to revise some of the provisions of the common shares.  On November 10, 2010, the terms of the common shares were further amended to allow them to be converted to non-voting common shares.  On February 9, 2011, the terms of the common shares and the non-voting common shares were further amended.

On May 20, 2011, the Company changed its domicile from Ontario to the Yukon Territory.  The Company is presently in existence under the Business Corporations Act (Yukon).  On February 2, 2012, the articles were amended to allow directors of the Company, between annual meetings, to appoint one or more additional directors to serve until the next annual meeting.  On July 27, 2012, the articles were further amended to remove the ability for the common shares to be converted to non-voting common shares.

The Company’s registered office is located at Suite 200 – 204 Lambert Street, White Horse, Yukon, Y1A 3T2, and its principal executive office is located at 2150 South 1300 East, Suite 350, Salt Lake City, Utah, 84106.

The Company is currently a reporting issuer in the provinces of Alberta, British Columbia, and Ontario.  Its common shares trade on the TSXV under the symbol “EPK” and on the OTCQX under the symbol “EPKMF.”

The Company operates through its wholly owned subsidiary, Peak Minerals Canada Limited (“Peak Minerals Canada”), a Yukon corporation, which in turn owns all of the outstanding voting securities of Peak Minerals Inc. (“Peak Minerals”), a Delaware corporation.  When used herein, the term the “Company” includes such direct and indirect wholly owned subsidiaries.

There have been no public takeover offers by third parties respecting the Company’s shares, and the Company has made no public takeover offers respecting any other company’s shares.

The Origination of the Sevier Playa Project

The Sevier Playa Project was originated by Lance D’Ambrosio and Jeff Gentry as they sought natural resource business opportunities.  Mr. Gentry had become familiar with the Sevier playa while working with the previous owners, who had let the leases lapse and revert to the BLM and SITLA after the death of the financier.  Messrs. D’Ambrosio and Gentry launched the project by organizing and funding Emerald Peak Minerals, L.L.C. (“Emerald Peak”), which acquired, though competitive bidding, eight SITLA leases on approximately 6,409 gross acres in September 2008.

The Company Takes Over the Sevier Playa Project

In order to further what would become the Sevier Playa Project, Lance D’Ambrosio and Jeff Gentry undertook a coordinated, interdependent series of steps centered on the organization of the Company’s business, with management, resource leases, and funding, including:

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Company management organized 44170 Yukon, Inc. (“44170 Yukon”) under the Business Corporations Act (Yukon) on May 7, 2010, to participate, through its wholly owned United States subsidiary, Peak Minerals, in the acquisition of certain BLM mineral leases in Utah for potash exploration.

●
In anticipation of requiring funding to obtain BLM leases in Utah, 44170 Yukon completed a private placement of an aggregate of 44,925,373 Class A, B, C, and D Subscription Receipts at a price of C$0.67 per subscription receipt, for a total of about C$30.1 million, with the assistance of Cormark Securities Inc.  The gross proceeds raised from the A and D Subscription Receipts were placed in escrow until certain conditions were met, including 44170 Yukon controlling a minimum of 50.1% of the combined federal and state leases on the Sevier playa through the BLM auction and any follow-up acquisitions of target leases and the arrangement with Emerald Peak and conditional approval of the TSXV to list the common shares.

●
44170 Yukon agreed to issue 36,505,031 of its Class B non-voting shares to Messrs. D’Ambrosio and Gentry in exchange for certain drill data related to Sevier playa potash resources that they had acquired.  The cost estimate to replicate the drill data was determined to be $9.3 million.  The individuals agreed to transfer the drill data for consideration with a deemed value of C$2.2 million.

●
Peak Minerals successfully bid at a public auction administered by the BLM, which manages the lands of the United States, and acquired BLM leases on approximately 95,802 acres respecting the Sevier Playa Project at a cost of approximately C$19.1 million, consisting of approximately C$19.0 million direct lease costs plus certain related expenses totaling approximately C$0.1 million.

●
In order to fund the successful bid for the BLM leases, the Class B and C Subscription Receipts were converted into voting and non-voting shares in 44170 Yukon, as applicable, and the cash proceeds from such subscriptions were disbursed to 44170 Yukon.

●
By agreement dated April 18, 2011, Peak Minerals acquired operating control of the SITLA leases on approximately 6,409 gross acres for inclusion in the Sevier Playa Project under the SITLA State Lease Operating Agreement (“Emerald Peak Agreement”) with Emerald Peak, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  The Company agreed to reimburse certain lease acquisition costs and bear all further costs associated with exploring and developing the state leases and will receive all revenues from operations, subject to the obligation to pay Emerald Peak the greater of $40,000 per year or a 7.5% overriding royalty on all potash production allocated to the state leases.  Peak Minerals will be the designated unit operator upon the approval of a unitization agreement between Emerald Peak, Peak Minerals, LUMA Minerals, BLM, and SITLA.

On completion of the foregoing interdependent steps in May 2011, a Canadian subsidiary of EPM was merged with 44170 Yukon to form Peak Minerals Canada through a triangular amalgamation, whereby shareholders in 44170 Yukon exchanged their voting and non-voting shares in 44170 Yukon for the same number of voting and non-voting common shares in the Company.  The following transactions were dependent on the amalgamation closing:

●	Certain incentive unit holders of Emerald Peak received 7,300,304 non-voting shares in 44170 Yukon in exchange for C$438,018 in cash.

●
44170 Yukon issued 8,810,065 of its voting shares to certain investors, who held $3,080,000 in aggregate principal amount of convertible notes of Emerald Peak, in exchange for the convertible notes.  Following the amalgamation, 44170 Yukon contributed these notes to Peak Minerals.  Peak Minerals contributed the notes to Emerald Peak for an approximate 40% interest in Emerald Peak.

●
Upon occurrence of the applicable escrow release conditions, the Class A and D Subscription Receipts were converted into voting and non-voting shares in 44170 Yukon, and the escrowed cash proceeds were released to 44170 Yukon.

As a result of the completion of the above integral steps, the Company: (i) amalgamated to form its current legal structure; (ii) acquired BLM leases on 95,802 acres of the Sevier Playa Project for approximately C$19.1 million (including C$0.1 million in acquisition costs); (iii) had liquidity and capital of C$9.5 million to fund further activities; (iv) owned 40% of Emerald Peak, the lessee under the SITLA leases; (v) was engaged to act as operator of SITLA leases; and (vi) had 50,972,793 common shares and 54,253,096 non-voting common shares issued and outstanding.

In July 2011, Peak Minerals entered into a Cooperative Development Agreement with LUMA Minerals, LLC (“LUMA”), an unaffiliated third party and a Delaware limited liability company (the “LUMA Agreement”).  In May 2011, LUMA had won BLM leases on approximately 22,012 gross acres within the Sevier Playa Project as part of the competitive BLM bidding process when the Company was not permitted under federal law to lease more than 96,000 acres.  Under the LUMA Agreement, both LUMA and the Company committed their respective acreages to operation by the Company in consideration of the Company’s payment of all exploration, development, and production costs; an overriding royalty of 1.25% on all potash production allocated to the LUMA BLM leases; and $2.0 million in cash or Company stock or a mix thereof upon obtaining requisite approvals and meeting other conditions.

The completion of the LUMA Agreement placed the Company in operating control of LUMA’s BLM leases and, with its own leases and the SITLA leases under the Emerald Peak Agreement, the entire 124,223-acre Sevier Playa Project.

The Emerald Peak Agreement and the LUMA Agreement both contemplate unitization of all leases in the Sevier Playa Project on a gross-acreage basis, so any production from any lands within the project area would be allocated among the Company, LUMA, and Emerald Peak in proportion to the gross acreage of the leases held by each.  The Emerald Peak Agreement and the LUMA Agreement contemplate the negotiation and execution of a detailed unitization agreement, but it has not been completed.

In addition to the substantial historical drilling and other exploration data obtained from previous owners, the Company conducted its own drilling and exploration program and, based on the data gathered, commissioned a resource report, preliminary economic assessment, marketing and distribution study, and PFS.  The Company funded the above activities through the sale of $16.3 million in common shares and common share purchase warrants to Gusiute Holdings (UK) Limited, a subsidiary of Tata Chemicals Limited under an agreement dated August 23, 2011.  Prior to the transaction, Gusiute Holdings (UK) Limited owned 16,677,612 shares, which constituted approximately 15.8% of the Company’s combined common shares and non-voting common shares.  Pursuant to the August 23, 2011 agreement, which closed on September 2, 2011, the Company issued to Gusiute 8,000,000 common shares, which constituted approximately 7.1% of all shares then outstanding after the transaction, and warrants to purchase 8,000,000 common shares.  Each warrant entitled the holder to subscribe for one common share at a price of C$2.00 until September 2, 2012.  In addition, the Company granted certain rights to Gusiute for so long as Gusiute and its affiliates beneficially own, control, or direct at least 15% of its outstanding common shares, including, among other things:

●	For a period of five years:
o
the right to designate a number of individuals (such number based on Gusiute’s and its affiliates’ proportionate ownership of common shares) to be nominated by the Company for election as directors of the Company;

o	prospectus qualification rights under Canadian securities laws; and

●	Until September 2013, a preemptive right to maintain its pro-rata interest in the Company.

Gusiute concurrently agreed: (a) to certain standstill restrictions precluding it from attempting to take over ownership and control of the Company for a period of up to five years, unless the Company announces a proposed change in control transaction; (b) until September 2013, not to transfer any securities of the Company except in certain limited circumstances; and (c) for the period ending on the date on which Gusiute, its affiliates, and other joint actors beneficially own, control, or direct more than 50% of the common shares, to vote, or cause to be voted, all such common shares in favor of the nominees proposed by the Company’s management for election as directors. This agreement was amended on April 11, 2014, to extend Gusiute’s anti-dilution right for another three years and to eliminate Gusiute’s obligation to vote for the Company’s nominees for election as directors. See “Significant Changes.”

Tata Chemicals is a global chemicals, crop nutrition, and consumer products company, based in Mumbai, India, with annual revenues of over $2.8 billion.  Tata Chemicals is the world’s second largest producer of soda ash and is a leading provider of crop nutrients, principally urea and phosphatic fertilizers.

On June 21, 2011, the common shares commenced trading on the TSXV under the symbol “EPK.”

On December 27, 2012, the common shares were approved for trading on the OTCQX under the symbol “EPMMF.”  The symbol was subsequently changed to “EPKMF” to more closely mirror its TSXV symbol.  The OTCQX offers international companies a visible presence in the United States on the highest over-the-counter marketplace.

B.           Business Overview

The Company leads the effort to further explore, develop, and if warranted, place into production a potash deposit comprising the Sevier Playa Project in southwestern Utah.  In April 2011, Peak Minerals acquired BLM leases on approximately 95,802 gross acres within the Sevier Lake playa.

Also included within the Sevier Playa Project are Utah SITLA leases on approximately 6,409 gross acres leased by Emerald Peak.  Pursuant to the Emerald Peak Agreement, the Company assumed operation of the state leases and responsibility for paying certain costs and extracting and marketing potash and other minerals, in consideration of its payment to Emerald Peak of an overriding royalty.

Under the LUMA Agreement, the Company assumed operation of BLM leases on approximately 22,012 gross acres within the Sevier Playa Project, in consideration of the Company’s payment of certain costs, an overriding royalty, and cash or Company shares upon obtaining requisite approvals and meeting other conditions.

Previous lessees had completed over 700 shallow drill holes, four deep drill holes, a 4.8 mile brine canal, and an approximately 3,000-acre solar evaporation pond system.  The Company has supplemented the data available from earlier exploration by conducting its own drilling and exploration campaigns in accordance with Canadian NI 43-101 standards, environmental permitting activities, and engineering studies and analysis at an aggregated cost of approximately $8.5 million, $7.5 million, and $3.0 million during 2013, 2012, and 2011, respectively.  See “Sevier Playa Project Overview” below for more details on the Sevier Playa Project.

Based on exploration, resource evaluation, and the PFS, the Company is currently focused on funding and completing a feasibility study to consider placing the property into full-scale commercial production after further considering the nature and extent of the potash resource, the estimated required capital expenditures, projected product markets, environmental and reclamation concerns, costs, related risks, and other factors.  The Company is also currently focused on obtaining the permits necessary to commence production.

The Company expects its principal product to be SOP, although it will investigate the production of other mineral products as part of the feasibility study.  There are worldwide markets into which the Company will be able to sell SOP, and as a result, the Company does not expect to be dependent on a particular purchaser regarding the sale of any SOP it may produce.  The Company currently has a mineral resource estimate.  See “Sevier Playa Project Overview” below for further details.

The Sevier Playa Project is located in Utah where both Compass Minerals and Intrepid Potash currently produce SOP and MOP, respectively.

SOP Markets

The Company has conducted extensive research and analysis based on both public and private materials, including industry studies, reports, forecasts, and estimates, as well as a market assessment and distribution strategy study (the “Market Study”) commissioned by the Company and prepared by an independent, industry research group.  The Market Study included both primary and secondary research and focused on market analysis, supply and demand capacity and pricing trends, economic forecasting and modeling, and developed a framework for domestic and international distribution of SOP and magnesium-based fertilizers.  Interviews were conducted with agronomists, wholesalers, distributors, and retailers, both domestically and abroad.  The research group also completed a comprehensive survey of United States farmers that grow chloride-sensitive crops.  Responses to this survey provided further definition for domestic SOP usage by region and crop, decision dynamics, as well as barriers and opportunities for increased usage.

Based on the Market Study and the Company’s research and analysis, the Company concluded that there is strong SOP demand not only in the emerging agricultural markets of China, South America, and Southeast Asia, but also in the established markets of the United States.  SOP is the most commonly used chloride-free, potash-based fertilizer in the world, with global demand of an estimated 6 million tonnes.  SOP is used on chloride sensitive, high-value crops such as fruits, vegetables, and tree nuts.  It continues to be priced at a significant premium to MOP and currently sells between approximately $600 and $700 per tonne, depending on location.  The research group estimates that the global SOP market will grow 4% annually through 2020.

Based on the Market Study, the Company anticipates strong future potential demand not only for SOP, but also for micronutrients such as sulphur and magnesium, both of which are contained in the Sevier Playa Project’s brine mineral resource.  One of the important outcomes of the Market Study was the need for better end-user education as to the economic benefits of SOP.  The Company believes that with additional research, marketing, and educational outreach, greater market potential for SOP may be realized.

The SOP price forecast used in the PFS was based upon the 2012 price forecasts by CRU International Ltd., a London-based independent global mining, metals, and fertilizer industry and marketing consultant, of $566/tonne in 2015, and reaching $721/tonne in 2020 (inflated at 2% annually in the PFS economic model thereafter); standard grade product, FOB Vancouver/Portland.  Based on: (i) the premium for granular and soluble product over standard grade product in the marketplace; (ii) the Company’s proposed mix of granular, soluble, and standard grade product; (iii) the Company’s estimated mix of domestic and international sales; and (iv) the estimated transportation costs between the mine gate and Vancouver/Portland (including port fees).  The price forecast used in the PFS economic model represents FOB mine gate (ex-works) pricing and is estimated to be equal to the prices projected by CRU International Ltd.

Sevier Playa Project Overview

The Sevier Play Project covers approximately 124,223 acres operated by the Company.  The Company’s indirect wholly owned subsidiary, Peak Minerals, is lessee of BLM federal mineral leases on approximately 95,802 gross acres; is operator of about 6,409 gross acres of SITLA lands leased to Emerald Peak; and is operator, subject to approval of final unitization agreements, on about 22,012 gross acres of BLM land leased to LUMA.

Property Description and Location

The Sevier Playa Project property is located in southwestern Utah in the central portion of Millard County and is defined by the geographical boundaries of the Sevier Dry Lake centered approximately at latitude 38°57’59.88” N and longitude 113°07’4.33” W, or at 4313105N, 314505E using Universal Transverse Mercator World Geodetic System 1984 coordinates.

The property is situated approximately 225 kilometers (140 miles) southwest of Salt Lake City, Utah, generally between the towns of Delta, 48 kilometers (30 miles) to the northeast, and Milford, 40 kilometers (25 miles) to the south-southeast.  The lakebed covers an area of approximately 52,609 hectares (130,000 acres) and is approximately 42 kilometers (26 miles) long by an average of 12.5 kilometers (8 miles) wide.

Mineral Lease Areas

6
Sevier
Needle Point
Steamboat Pass Rd
Tule Valley Rd
Crystal Peak Rd
257
Wa Wa Lake
88430
88443
88429
88426
88428
88427
88457
88461
88422
88424
88423
88420
88462
88419
88421
88463
88417
88414
88416
88412
88415
88409
88413
88408
88407
88411
88402
88406
88410
88405
88401
88403
88404
88397
88394
88398
88390
88395
88392
88387
88393
88388
88389
N
LEGEND
EPM MINING VENTURES INC.
NORWEST

FIGURE 4-2
MINERAL LEASE AREAS
SEVIER LAKE PLAYA PROJECT
PRE-FEASIBILITY STUDY
EPM MINING VENTURES INC.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access is primarily by vehicle from Delta, Utah, along U.S. Highway 6 to the northern edge of the Sevier playa.  The southern edge of the Sevier Playa Project can be accessed by turning west from State Route 257 at the Black Rock railroad siding on secondary improved gravel roads.  Numerous unimproved roads and trails suitable for 4x4 vehicles lead to the project area from north-south routes along the edge of the playa.

The area is semi-arid with little precipitation.  Low brush and sage exist on the margins while the playa surface itself is devoid of vegetation due to periodic flooding and the resulting salt crust that has formed on the surface from the evaporation of mineral brine.

The nearby towns of Delta and Milford are small materials supply centers and sources of local labor.  In the 2010 census, Milford’s population was 1,420 and Delta’s was 5,018.  Both towns are on the Union Pacific Railroad line connecting Salt Lake City and Las Vegas.  The proximity of the railroad and the Black Rock siding is attractive from a market access standpoint.

The Company controls sufficient property for all planned infrastructure, including evaporation ponds, brine recovery, and processing facilities.  Corridors for power and natural gas lines would be largely on federal land, and the Company is in the process of permitting rights-of-way for these.  Expansion of the federal lease area around the edge of the playa may be desirable to improve perimeter access.  This expansion would be undertaken once a final project decision is made.  Access to power, natural gas, and water are all within a reasonable distance from the project.

The property was largely in an undisturbed natural state, with no permanent dwellings or structures until the Company recently constructed a warehouse and storage area near the southern end of the playa.  Two completed operational water supply wells, managed by the BLM for stock use, are located just off of the playa with small storage tanks at the wellheads.

The property encompasses the Sevier Lake playa located in western Utah’s Sevier Desert.  The playa is bounded on the east by the Cricket Mountains and on the west by the House Range.  The San Francisco Mountains lie to the south of the playa and the Wah Wah Mountains to the southwest, with the Wah Wah valley in between.  The playa covers an area of approximately 52,609 hectares (130,000 acres) at an altitude of about 1,376 meters (4,514 feet) above mean sea level.  The mountains east and west of the Sevier Lake playa are at an altitude of about 2,438 meters (8,000 feet) above mean sea level.

General Location Map

Salt Lake City
80
215
80
15
6
Nephi
132
Delta
Sevier Lake
Lease Areas
6
50
257
50
15
70
Milford
N
LEGEND
Major Highway
City or Town
Major Lakes
Railroad

FIGURE 4-1
GENERAL LOCATION MAP
SEVIER LAKE PLAYA PROJECT
PRE-FEASIBILITY STUDY
EPM MINING VENTURES INC.

EPM MINING VENTURES INC.

NORWEST

History

In the 1970s, Crystal Peak Minerals Corporation (“Crystal Peak”) assembled a 53,823-hectare (133,000-acre) lease-holding position encompassing the entire surface of the Sevier Lake playa, including the current Sevier Playa Project area.  It then embarked on a program to test the composition of the brine and sediments and the thickness of salt crust and to characterize the mineralogy and brine content of lakebed sediments.  Weather stations were established to measure climatic conditions, and evaporation pans were erected to determine fresh water evaporation rates.  Small-scale evaporation ponds were constructed on the floor of the playa to determine brine evaporation rates and to study the phase chemistry of evaporating brine and precipitated salts.

Interior dikes for a solar evaporation pond system were constructed, a north-trending brine collection canal was dredged, and roads and a campsite were constructed.  A solar evaporation pond system was completed in 1987 and reportedly more than 1 million tons of salt were precipitated from the brine in the ponds to create permanent salt floors of sufficient thickness to support salt-harvesting equipment.  Salt and high-magnesium chloride (MgCl2) brines were produced in 1989 and 1990, and test ponds operated to produce low-grade potash salts.

Funding for the project was reportedly terminated with the death of the project’s financier.  In May 1993, Crystal Peak representatives filed the papers for “Relinquishments on Federal Potassium Leases.”  After Crystal Peak performed the required reclamation work, its Sevier Lake project was abandoned.

In 1997, Salada Minerals LLC (“Salada”) assembled a collection of federal sodium leases covering the south end of the playa.  Salada also obtained five separate sections of potash leases from SITLA.  Salada’s leaseholds went through the environmental assessment process culminating in a Finding of No Significant Impact (“FONSI”) decision by the BLM issued in June 1997.  Shortly thereafter, Salada’s lease holdings were relinquished, the Company believes due to financial constraints, prior to Salada performing any exploration or mining.

In September 2008, Emerald Peak acquired five SITLA leases on about 6,409 gross acres.  The Company obtained an interest in Emerald Peak and acquired 48 BLM potash leases on 95,802 gross acres by competitive bid in April 2011.  LUMA acquired 11 BLM potash leases on about 22,012 acres that same date and entered into the LUMA Agreement with Peak Minerals on July 15, 2011, bringing the total acreage under direct or indirect control by the Company to about 50,271 hectares (124,223 acres).

Geological Setting and Mineralization

The property is located within the Basin and Range physiographic province.  The ancestral Sevier Lake was formed within one of many north-trending grabens, or down-thrown fault blocks, formed by the Basin and Range development of mountains and valleys, which occurred in Miocene time.  The north-trending mountains surrounding Sevier Lake playa are remnant horsts, or up-thrown fault blocks, adjacent to down-thrown grabens occupied by the present-day playa.  During the Pleistocene period, the property was largely submerged by Lake Bonneville.  The gradual receding of Lake Bonneville, followed by smaller Lake Gunnison, and ultimately, Sevier Lake, resulted in the accumulation of unconsolidated clay and marl in the down-thrown graben.

The Sevier Lake playa is a terminal hydrologic system, meaning that all surface water within the Sevier Lake playa watersheds terminates at the playa, with no exterior drainage.  The accumulation of minerals eroded from the drainage area supplying the lake, coupled with persistent drought conditions, have altered the chemistry of the groundwater in the lakebed sediments to that of a mineral-rich brine.  The brine formed within the lakebed as a result of these desert conditions that have persisted in the area over recent (Quaternary) geologic time.

The Great Salt Lake, adjacent Bonneville Salt Flats, and Pilot Valley, located 240 kilometers (150 miles) north of Sevier Lake playa, are modern-day corollaries to the Sevier Lake brine deposit.  The Great Salt Lake is a terminal lake formed from the progressive drying of Lake Bonneville, followed by Lake Gunnison, to present-day remnant waters in association with salt flats.

Although a 1979 geophysical survey indicated that the lakebed sediments might extend to over 1,219 meters (4,000 feet) in depth, the target mineralization occurs in brine residing in relatively shallow playa sediments.

The mineral chemistry of the brine indicates that potash can be produced following the precipitation of salts from solar evaporation ponds and subsequent plant processing.  Other products derived from the brine using the same process include halite (NaCl) and bitterns (MgC12 or MgSO4).  Lithium (Li) is present in the brine as well as minor concentrations of bromine (Br2), borates (BO3 or BO4), and uranium (U3O8).

The top 30 meters (100 feet) of the deposit can be characterized as follows:

●	salt crust up to 0.46 meter (18 inches) thick;

●	lateral zonation in crust mineral chemistry:

o	variations in brine saturations both laterally and with depth; and

o	variations in sediment grain size distribution;

●	artesian brine flow in specific areas; and

●	elevated concentrations of sodium, potash, magnesium, calcium, chlorine, and sulphate in the brine.

These features influence to varying degrees the target brine extent (volume) and potential for production of potash, halite, and bitterns from the brine.  The focus of the mineral resource estimates presented in the PFS are two shallow brine horizons referred to as the Upper Resource Zone and the Lower Resource Zone.

The upper zone is hosted in a fissured clay horizon, which generally extends from the surface to an average of approximately 6 meters (20 feet) where fissuring is thought to decrease with depth to approximately 12 meters (40 feet) below ground surface.  The lower zone is hosted in a clay horizon with permeability developed in intercalated clayey silts, sands, and gravels occurring at various depths and thicknesses throughout the zone.  The top of the lower zone is taken to be the uppermost occurrence of a coarse-grained permeable material, which varies with location.  The lower zone bottom extends to a depth on average of approximately 21 meters (70 feet).  In places, the upper zone and lower zone are distinct and separated by a transitional zone where little fissuring or coarser-grained intervals provide permeability.  In other places, they are separated by a thin (15-centimeter [5.9-inch]) layer of relatively stiff clay limiting, in some cases, the penetration of the direct-push holes.

The combined upper zone and lower zone horizons vary from 12 to 30 meters (40 to 100 feet) in depth from surface and are apparently limited at the base by another stiff clay horizon exhibiting relatively low moisture content.  Drilling to date is insufficient to determine accurately a brine resource potential below the shallow horizons, although limited sampling has confirmed the presence of elevated brine concentrations below the bottom of the lower zone.

Exploration and Drilling

Early exploration of the Sevier playa began as academic studies that included field mapping of surrounding formations and a gravimetric geophysical survey to explore the playa’s structural characteristics at depth.  Historical development efforts began with the drilling of over 700 auger holes across the lakebed by Crystal Peak, a previous lessee, in the 1970s and 1980s with the goal of defining a brine resource within 6 meters (20 feet) of the surface.  The work done by Crystal Peak provided a wealth of data on brine chemistry and sediment characterization as well as data on evaporation ponds and brine phase chemistry.  A large solar evaporation impoundment was built and pilot-scale precipitation of halite and potash was conducted using fractional crystallization techniques.

A comprehensive exploration program was initiated once the Company gained control of the majority of the playa.  The Company began its initial drilling program in 2011, with a first phase of exploration drilling on the state lease areas in August of that year, to test methodology, procedures, and protocol.  BLM leases were later approved for exploration activities, and drilling commenced on these in November 2011.  In 2011 and 2012, a total of 404 exploration holes were drilled on both SITLA and BLM leases.  An additional 10 wells were drilled as twin pairs on BLM leases for hydrologic monitoring, bringing the total holes drilled during the exploration phase to 414.  During the months of February and March 2013, 17 additional mini-sonic exploration and infill holes were added, bringing the total number of holes to 431 with a total of 5,579.8 meters (18,306.4 feet) drilled.

Brine samples were collected and analyzed for key ionic constituents necessary for the production of potash and related compounds.  Sediment cores were analyzed for moisture content and density to calculate interstitial brine volumes.  Additionally, sediment samples from select mini-sonic holes were analyzed for clay and carbonate mineralogy and assayed for a suite of elements and oxides using inductively coupled plasma mass spectrometry analysis.

Topography and Drill Hole Location Map

6
Sevier
Needle Point
Steamboat Pass Rd
Crystal Peak Rd
257
LEGEND
DIRECT PUSH DRILLHOLES
SONIC DRILLHOLES
AUGER DRILLHOLES
LAKE BOUNDARIES
MAJOR ROAD
RAILROAD
EPM LEASES
N
0
2
4
6

FIGURE 10-1
TOPOGRAPHY AND DRILLHOLE LOCATION MAP
SEVIER LAKE PLAYA PROJECT
PRE-FEASIBILITY STUDY
EPM MINING VENTURES INC.

EPM MINING VENTURES INC.
NORWEST

Brine Resource

Cautionary Note to United States Investors Concerning Estimates of Measured Resources

This section uses the term “measured resources.” The Company advises United States investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to United States Investors Concerning Estimates of Indicated Resources

This section uses the term “indicated resources.” The Company advises United States investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to United States Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources.” The Company advises United States investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

A summary of the in-situ measured, indicated, and inferred resource estimate within the Sevier playa is presented in Table 1 – Brine Mineral Resource Summary and Major Dissolved Cations and Anions (In-Situ):

Table 1 – Brine Mineral Resource Summary and Major Dissolved Cations and Anions (In-Situ)
Dated Effective October 25, 2013

	Brine Resource	Potassium (K)		Sulphate (SO4)		Chlorine (Cl)		Sodium (Na)		Magnesium (Mg)
Category	MT	WT%	MT	WT%	MT	WT%	MT	WT%	MT	WT%	MT
Measured	1,937	0.261	5.063	2.161	41.854	8.072	156.332	6.627	128.353	0.326	6.321
Indicated	3,755	0.241	9.036	2.009	75.414	7.175	269.411	6.353	238.533	0.308	11.546
Measured plus Indicated	5,691	0.248	14.099	2.060	117.268	7.480	425.743	6.446	366.886	0.314	17.866
Inferred	476	0.241	1.148	2.101	9.993	7.007	33.332	6.675	31.751	0.334	1.586

The brine resource listed in Table 1 allows the calculation of theoretical tonnages of mineral-equivalent compounds that could be created using the available ions shown in the table.  Given that sufficient sulphate is present in the brine beyond that needed to utilize all potash ions present to make SOP, it may be possible to produce additional potash sulphate compounds by adding supplemental potassium during processing that could result in quantities of SOP beyond those shown in Table 2 – Mineral Equivalent Compounds From Brine Resource (In-Situ) below:

Table 2 – Mineral Equivalent Compounds from Brine Resource (In-Situ)
Dated Effective October 25, 2013

		Mt (Million Tonnes)
		Potash	Bitterns	Bitterns	Salt Cake	Halite
Lease Area	Classification	K2SO4	MgCl2	MgSO4	Na2SO4	NaCl
	Measured	0.376	0.416	0.526	0.384	7.524
	Indicated	0.754	0.840	1.061	0.732	14.653
	Measured plus Indicated	1.130	1.256	1.586	1.115	22.177
State	Inferred	0.004	0.004	0.005	0.008	0.087
	Measured	10.471	11.391	14.391	32.981	225.649
	Indicated	16.272	17.998	22.738	53.577	346.196
	Measured plus Indicated	26.774	29.389	37.129	86.558	571.846
Federal	Inferred	1.212	1.259	1.591	4.389	25.889
	Measured	0.497	0.657	0.830	1.067	10.492
	Indicated	3.116	3.803	4.804	7.027	55.327
	Measured plus Indicated	3.613	4.460	5.634	8.094	65.819
LUMA	Inferred	1.344	1.848	2.335	3.654	25.137
	Measured	11.344	12.464	15.746	34.432	243.666
	Indicated	20.142	22.641	28.604	61.335	416.176
	Measured plus Indicated	31.486	35.104	44.350	95.768	659.841
Total	Inferred	2.560	3.111	3.931	8.051	51.113

The total measured plus indicated resource for SOP increased from 29.485 million tonnes in previous technical reports to 31.486 million tonnes in the PFS, an increase of approximately 7%, primarily due to the results of the early 2013 drilling program.

Preliminary Feasibility Study

The Company commissioned the PFS in late 2012 using a carefully selected team of independent, technical consultants with a depth of expertise in potash and brine deposits:

Technical Consultant	Primary Role
CH2M HILL Engineers, Inc. Englewood, Colorado	Process engineering and overall management, environmental permitting, hydrology
Agapito Associates, Inc. Grand Junction, Colorado	Reserves analysis and mine planning
Norwest Company Salt Lake City, Utah	Resource analysis
Whetstone Associates Inc. Gunnison, Colorado	Groundwater modeling

Technical Consultant	Primary Role
Hazen Research, Inc. Golden, Colorado	Process test work
Swenson Technology, Inc. Monee, Illinois	Equipment test work and thermodynamic modeling
International Directional Services LLC Lakewood, Colorado	Hydrophysical borehole logging
DSB International, Inc. South Jordan, Utah	Pond design and process chemistry

Economic Highlights:  The PFS forecasts average annual SOP production of 300,000 tonnes, with an estimated NPV of $629 million (after tax, inflated, 8% discount rate) and an estimated IRR of 20% (after tax, inflated):

Economic Indicators
NPV (pretax, 8%)	$957 million
NPV (after tax, 8%)	$629 million
IRR (pretax)	24%
IRR (after tax)	20%
Average annual SOP production	300,000 tonne
Mine life	30 years
Initial direct capital costs	$292 million
Initial indirect capital costs	$50 million
Initial capital contingency	$36 million
Operating cost	$180.91/tonne
Production royalties (% of gross revenues)	5.61%
Year 3 EBITDA (nameplate production)	$143 million
Payback period (from commencement of production)	5.5 years
Measured plus indicated SOP resource	31.486 million tonnes

The economic analysis in the PFS was based upon the following assumptions:

●	100% equity;

●	construction on playa beginning in preproduction year three;

●	production ramp-up over two years, reaching full production in year three:
o	50,000 tonnes in year one;
o	100,000 tonnes in year two;
o	300,000 tonnes in year three;

●	effective tax rate of approximately 29%; and

●
all project-related expenses incurred prior to the effective date of the PFS are considered as sunk costs and are not included in the economic analysis.  Expenses projected after the effective date of the PFS, but before the start of construction, are included in preproduction year three; however, it is expected that certain expenses will be incurred prior to this year.

The economic analysis was based upon measured and indicated mineral resources only.  No inferred resources were included in the analysis.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Although a PFS has been completed, no claim for mineral reserves has been made at this time pending additional testing planned during the Sevier Playa Project’s feasibility study phase.

Capital Costs:  The total direct capital costs of the Sevier Playa Project are estimated to be $292 million, not including indirect costs and contingency, as of 2013.  All capital costs in the economic model are inflated by 2% annually beginning in year preproduction year three.  Contingency is 12% of direct capital costs.  The capital cost estimate is estimated to have an accuracy of +25%/-20%:

Description	Cost
Initial Capital Costs:
Playa infrastructure	$ 49 million
Utility infrastructure	45 million
Plant facilities and equipment	167 million
Rail load-out facility	31 million
Direct Costs	$292 million
Indirect costs	50 million
Contingency	36 million
Total Initial Capital Costs	$378 million

Sustaining Capital Costs (Life of Mine)	$199 million

Operating Costs:  The total cash operating costs of the Sevier Playa Project are estimated to be $180.91 per tonne as of 2013.  All operating costs in the economic model are inflated by 2% annually beginning in preproduction year three:

Description	Unit Cost per Tonne	% of Total
Operating Costs:
Labor	$ 34.76	19%
Power	13.97	8
Natural gas	37.57	21
Reagents, consumables and maintenance	40.34	22
Salt harvest and haul to rail	37.57	21
General and administrative	16.70	9
Total	$180.91	100%

Hydrology:  One of the primary focuses of the PFS was to better understand the hydrogeology of the Sevier playa basin.  Accordingly, a comprehensive groundwater modeling effort was conducted to support the PFS.  Whetstone Associates, Inc., completed the analysis of data from the hydrogeological and hydrophysical field-testing program and prepared the hydrogeological models of the system.  The modeling included several variations designed to test different aspects of the conceptual model.  Three-dimensional (“3D”) models of the entire playa system were developed in MODFLOW-2005 software to characterize stream-basin interaction and effects of areal recharge and evaporation rates.  This was followed by 3D and two-dimensional (“2D”) models employing MODFLOW-SURFACT, an advanced proprietary version of MODFLOW with the ability to simulate density-dependent flow, and dual-domain transport.  The models incorporated layer elevations derived from intercepts logged from over 400 boreholes and wells drilled during the Company’s exploration programs.  Field data incorporated in the models included estimates of hydraulic conductivity and storage coefficient based on hydrophysical and aquifer stress test results employing both wells and trenches.  Site-specific estimates of the vertical infiltration rate and evapotranspiration were also obtained.  Data from laboratory testing incorporated into the modeling included unsaturated flow properties, saturated hydraulic conductivity, matrix porosity, and solute concentrations.

Initial modeling determined that the target production rate of 0.09 gallons per minute per linear foot of production trench could be met with a total demand of make-up recharge water of 15 cubic feet per second, plus or minus three cubic feet per second.  This modeling was followed by numerous 2D flow and transport simulations to characterize the dilution of the brine resource over time, determine optimum trench spacing, and support a cost-benefit analysis of extracting brine from the lower resource zone with deepened trenches versus wells.  To construct the 2D models, a one-meter wide north-south profile was cut through the 3D model so that location-specific layer thicknesses and depths would be preserved.  Multiple simulations incorporating trench spacing of 500, 750, and 1,000 meters, trench flow rates, and well spacings of 100, 200, 250, and 400 meters were carried out to prototype various designs.  Results showed that acceptable brine mass rates could be extracted from two trench phases, based on 1,000-meter spacing, followed by well extraction with individual wells spaced at 400 meters individually, discharging at approximately 18 gallons per minute.

In April 2013, in conjunction with the hydrology modeling efforts of the PFS, the Company also initiated a hydrophysical borehole logging program.  The hydrophysical borehole logging program, conducted in conjunction with International Directional Services LLC (formerly Colog), a division of Layne Christensen Company, depicts the hydraulically conductive intervals within the boreholes and allows for the quantification of interval specific flow rates.  The objective of this program was to assist the Company in better understanding the transmissivity and conductivity of the Sevier playa sediments.  The hydrophysical borehole logging program fieldwork was completed in June 2013.  A portion of the program results was included in the hydrology modeling conducted as part of the PFS, and the entirety of the work will be included as part of the feasibility study.

Engineering and Process:  The PFS considered an optimized process flow sheet that is anticipated to provide improved operating benefits and flexibility while maintaining a balance between production, expense, and potential ancillary mineral production.  This process includes solar pond crystallization, flotation, and product crystallization.  In support of this process, the Company completed important thermodynamic modeling and pilot plant testing of pond crystallization.  In addition, bench-scale testing was conducted with Hazen Research and Swenson Technology for the flotation and multiple effect crystallizer circuits.  The thermodynamic modeling and subsequent process test work confirmed projected plant recoveries of 78%.

The PFS also advanced significant engineering efforts in the areas of plant and rail load-out design, civil construction design for all playa infrastructure, and utility/common infrastructure layout and design.  The capital cost estimate included budgetary quotes on 93% of all plant mechanical equipment costs.

Ancillary Minerals:  Although the Sevier playa brine contains dissolved ions that could potentially be used to create ancillary mineral products, the Company elected to maintain the focus of its PFS on the production of SOP.  The Company anticipates completing analysis in its feasibility study that will consider mineral extraction in addition to SOP, including products such as magnesium sulphate, magnesium chloride, sodium sulphate, and possibly lithium.  Given the presence of these other mineral constituents in the brine resource, ancillary minerals may provide the Company with a source of additional value if such minerals prove to be economic as the result of further studies.

Lease Terms

BLM Leases

The BLM leases issued to the Company and LUMA Minerals are dated June 1, 2011 and August 9, 2011, respectively, have a primary term of 20 years, and are renewable for successive 20-year periods for so long as the lessee complies with the terms of the lease, subject to readjustment of terms each 20-year period.  The leases reserve a 2.0% production royalty to the United States during the first five years of the lease and 5.0% thereafter.  The leases require an annual minimum royalty payment of $0.25 per acre during the first year, $0.50 per acre in years two through five, and $1.00 per acre thereafter.  After the sixth lease year, the lessee must pay a minimum advance royalty of $3.00 per acre as a prepayment of royalties on actual production during that particular year only.  The minimum annual royalties are considered a prepayment of actual royalties, and actual royalties are applied to the annual minimum royalty.

The Company is responsible for the lease payments on such BLM leases owned by it and for reimbursement of the BLM lease payments operated by it under the LUMA Agreement, for an aggregate of 117,814 acres.  All such required BLM lease payments to date have been paid.

SITLA Leases

The SITLA leases included in the Sevier Playa Project and operated by the Company under the Emerald Peak Agreement are all dated September 1, 2008, have a primary term of 10 years, and continue thereafter for as long as potash is being produced in paying quantities.  The leases require an annual rental of $4.00 per acre, which is credited against actual royalties accruing in a particular lease year.  Production royalties of 5% of the value of minerals mined and removed from the leased properties are payable.

Under the Emerald Peak Agreement, the Company is responsible for the reimbursements of all payments due under the SITLA leases.  All amounts payable to date under the SITLA leases have been paid.

Regulatory Environment

Minerals production and processing at the Sevier Playa Project must comply with all applicable federal and Utah mining and environmental regulations.  The Sevier Playa Project is located in southwestern Utah, with the majority of the property located on BLM land and part of the property located on SITLA-controlled land.  Utah has primacy over major environmental disciplines including mining, air, and water permitting.  As a result, most of the permits that the Company will need acquire in order to develop, build, and operate the project will be sought from state agencies.  Nonetheless, vast amounts of land in Utah are managed by the BLM due to the presence of either federally controlled surface land or federal mineral ownership.  The lands surrounding the Sevier Playa Project are predominately federally managed by the BLM.

When federal lands (minerals or surface) are impacted by a project, federal approvals are required from the applicable land management agency, most commonly the BLM.  Federal actions requiring permits or approvals trigger an environmental review under the NEPA.  The level of scrutiny a project receives is based upon the land management agency’s discretion and the significance of impacts to the environment.  When impacts are potentially more significant, an environmental impact statement may be required.  This process can take several years and involves multiple agencies and extensive public input.  When impacts are less significant, the federal permit or approval can be substantiated with an environmental assessment, which is an abbreviated process that generally can be accomplished within six to 12 months.  Regardless of the process that applies, environmental impacts of any project on federal land must be evaluated prior to receiving federal authorization to proceed.

Permits and Authorizations

Prior to development, construction, and start-up, the Company expects to be required to obtain certain permits and authorizations.  In addition to the permits and authorizations noted below, other ancillary environmental plans or permits may need to be developed or obtained, including spill prevention, control and countermeasure plan, fugitive dust control plan, and a solid and/or hazardous waste management permit.

Any delays in obtaining the permits and authorizations discussed below could result in significant delays to the development of the project.  See “Risk Factors.”

Access

The Company will use an existing county-maintained road to obtain access to the Sevier Playa Project and to transport product to a rail load-out located about 24 kilometers (15 miles) away.  This road may also provide a right-of-way to bring necessary utilities to the area.  In its current condition, the Company believes the road is adequate to accommodate the type and amount of vehicles needed to support the Sevier Playa Project.  The land adjacent to the road is managed by the BLM, and impacts to this, should expansion be needed, would require a right-of-way from the BLM.

Additional BLM right-of-way applications include a fresh water pipeline alignment, a natural gas pipeline alignment, a power line alignment, microwave communication tower siting, and a rail yard siting.  The Company anticipates that the fresh water supply will be piped from a new well due south of the processing plant site.  Kern River Gas Transmission may supply the natural gas via a new pipeline east of the processing plant site.  Power will be brought in from the north end of the playa via a new transmission line.  The main substation will be located on the northeast corner of the processing plant site.  A microwave station will be constructed to provide telephone, Internet, and data communication to the processing plant facilities.  Product from the processing plant will be transported by haul truck to a rail load-out facility located on the rail yard.  It is anticipated that all of these elements will be located on BLM land.

Environmental Impact Statement

In order to use BLM leases for mining on BLM lands, a NEPA analysis (i.e. an environmental assessment or an environmental impact statement) needs to be completed for a project.  Due to the size and scope of the Sevier Playa Project, the BLM has determined an environmental impact statement will be required, a decision the Company supports.  On March 12, 2014, the BLM published in the Federal Register its intent to prepare an environmental impact statement for the Sevier Playa Project.  The Federal Register announcement begins the initial public scoping period that will guide the process for developing the environmental impact statement and influence the scope of the analysis.  The independent third-party contractor has also been selected to develop the environmental impact statement for the BLM.  The Company has submitted 14 resource reports to date, including field studies and data collection of the resources, under consideration by the BLM for the environmental impact statement.  The Company is also preparing two resource reports, a Visual Resource Report and a Wildlife Resource Report, under the BLM’s direction.

BLM and DOGM - Mining Plan

All hard rock mining operations that disturb more than five acres (two hectares) of land must file a Mining Plan of Operation with the BLM and a Large Mine Notice of Intent with the DOGM.  This includes a brine recovery system such as the Sevier Playa Project.  Approval from the BLM and DOGM must be obtained prior to beginning mining operations.  The BLM and DOGM have agreed to a combined Mining Plan that will incorporate both agencies requirements for mining operations.  Mining Plan applications must contain a complete description of the environmental resources and impact analysis in the area to be mined, a description of mining methods, a comprehensive reclamation plan, and a financial security instrument acceptable to the BLM and DOGM to cover the costs of reclamation to be completed by an independent third-party.

The BLM has determined that the Mining Plan is substantially complete and can be used as the basis for the environmental impact statement analysis.  The Mining Plan will be updated to incorporate DOGM Large Mine Permit requirements to create a combined Mining Plan.  BLM Mining Plan of Operation and DOGM notice of intent approvals will be open for public comment and can be challenged by interested parties, which can extend final authorization.

Utah Division of Water Rights — Water Appropriations

Acquiring sufficient water rights is a key issue for the Sevier Playa Project.  The Company has been actively pursuing sufficient water rights based upon the estimated water requirements from its design efforts to date.  Management is strongly focused on minimizing water consumption for the Sevier Playa Project.  Applications to appropriate the necessary water rights have been filed based upon current estimated water requirements.  The Company presented its hydrology and other data collected in support of its water right requests in a hearing before the State Engineer’s office.  These hearings are held to provide information regarding the available water resources, non impairment of existing water rights, and any other evidence necessary for the State Engineer to approve the applications.  The Company is now awaiting the decision of the State Engineer.

Utah Division of Water Quality — Groundwater Discharge Permit

Mining projects that include a potential source of contamination to groundwater resources must complete a groundwater discharge permit application.  The Utah Division of Water Quality will review the application and determine if a permit is required; in some cases, a permit is not required.  If a permit is required, points of compliance and effluent limits will be negotiated for the various potential sources of compliance.

Groundwater discharge permit applications will require the Company to complete sufficient groundwater investigations to evaluate potential impacts to the resource and, if necessary, provide sufficient mitigation.  To date, groundwater wells were completed by the Company to help characterize the hydrologic conditions of the lease area and the hydrology of the region.  The hydrologic interpretation will be included in the groundwater permit application.  Actual permit processing time is based upon the thoroughness and level of organization of the application and whether there are sensitive groundwater issues (source and quality) in the area where the project is located.

Utah Division of Water Quality — Storm Water and Point Source Discharge Permit

Project construction may require a National Pollutant Discharge Elimination System (“NPDES”) storm water permit for construction activities to control on-site sedimentation.  In addition, the ongoing operations will require a NPDES storm water permit for industrial activities.  Utah has obtained full jurisdiction from the United States Environmental Protection Agency for implementing NPDES requirements.  A storm water pollution prevention plan will be developed from the mining and reclamation plan.  The storm water pollution prevention plan must be fully developed and permit coverage for the construction activities granted prior to breaking ground at the Sevier Playa Project.  Once the operation is on-line and point sources (sediment ponds) are required, the NPDES permit for industrial activities for these sources will be required.  Lead-time for the NPDES approval is typically six to nine months.

UDAQ — Air Quality Permit

In Utah, all sources that emit certain regulated pollutants are required to obtain an Approval Order from UDAQ.  The Company has been proactive in addressing the regulatory requirements to obtain the needed air quality permits by meeting with UDAQ and identifying the level of investigation required to obtain the permits.

An air monitoring station along with a co-located air monitor have been installed and are operating at the south end of the playa in support of a major source permit application with UDAQ.  A minor source permit application was submitted to UDAQ on October 16, 2013, for the construction of on-playa structures such as ponds and trenches.  The minor source permit went out to public comment on February 5, 2014.  The public comment period for the minor source permit ended on March 7, 2014, and the Company is currently awaiting approval of the minor source permit.

Army Corp — Dredge and Fill Permit

The Army Corp regulates Section 404 of the Clean Water Act.  Section 404 permits under the Clean Water Act are required to fill or dredge jurisdictional waters or waterways of the United States.  Permits or approvals granted by the Army Corp require NEPA compliance because it constitutes a federal action.  Mining-related small-scale impacts to jurisdictional waters, less than 0.5 acres, may qualify under a nationwide permit that would not require a NEPA analysis.

On June 28, 2013, the United States Environmental Protection Agency and the Army Corp provided a jurisdictional determination that the Sevier playa is not a regulated feature under Section 404 of the Clean Water Act and as such is exempt from the Army Corp’s permitting requirements under the Clean Water Act.  The Company does not anticipate any additional 404 permit requirements at this time.

Millard County —County Conditional Use Permit

The Company will be required to obtain from Millard County a Conditional Use Permit (“CUP”) for the Sevier Playa Project.  CUPs focus on direct impacts to the social fiber of the community and the impacts to infrastructure.  The CUP will require an analysis of the impacts on social programs; including schools, medical facilities, law enforcement, and employee housing; as well as traffic and noise.  Anticipated time for processing a CUP is expected to be two to three months, once all the supporting studies have been completed.

Environmental Protection

The Company currently conducts exploration and development activities in Utah, United States.  All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental regulation is evolving in a manner that requires stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees.  The Company cannot assure that any future changes in environmental regulation will not adversely affect the Company’s operations.  The Company cannot assure that regulatory and environmental approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property.  Environmental hazards may exist on the properties, which are unknown to the Company, that have been caused by previous owners or operators of the properties.  The Company is engaged in exploration with minimal environmental impact at this point in time.  The financial and operational effects of environmental protection requirements on the capital expenditures, earnings/losses, and competitive position of the Company at this time are expected to be more material and relevant given the development nature of the Company’s operations.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development, and production.  The Company also competes for financing with other resource companies.  The Company cannot assure that additional capital or other types of financing will be available, if needed, or that, if available, the terms of such financing will be favorable to the Company.

If the Company commences commercial potash production, it will compete in a national and international market.  There are other established potash producers with long-standing customer relationships, marketing and distribution channels, large-scale financial and managerial resources, and an established competitive position.  The Company cannot assure that it will be able to enter this market and compete effectively.  See “Risk Factors.”

C.           Organizational Structure

The following chart illustrates the Company’s corporate structure and its principal subsidiaries, including the jurisdiction of existence and the percentage of shares held by the Company in its subsidiaries:

D.           Property, Plants, and Equipment

See Business Overview above.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion and analysis of the Company’s financial condition and results of operations for the twelve months ended December 31, 2013, and the twelve months ended December 31, 2012, should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2013 and 2012, appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in United States dollars and have been prepared in accordance and compliance with IFRS.

Twelve Months Ended December 31, 2013, Compared to Twelve Months Ended December 31, 2012

The Company has had no revenue since the triangular amalgamation in May 2011.  During the twelve months ended December 31, 2013, the Company’s total operating expenses were $2,306,803, compared to $2,619,086 for the comparative period ended December 31, 2012, a decrease of $312,283.  A categorical breakdown of the significant components and changes is provided below.

General and Administrative Expenses

General and administrative expenses during the twelve months ended December 31, 2013, were $985,956, compared to $1,165,472 for the comparative period ended December 31, 2012, a decrease of $179,516.  The primary components of the Company’s general and administrative expenses are as follows:

●
Short-term salaries and benefits (“Short-Term Benefits”) for the twelve months ended December 31, 2013, were $672,113, compared to $666,799 for the comparative period ended December 31, 2012.  Short-Term Benefits comprise salaries, employee benefits, accrued bonuses, accrued vacation, payroll taxes, and insurance.  During the twelve months ended December 31, 2013, the Company also capitalized project-related Short-Term Benefits of $338,652, compared to $316,288 for the comparative period ended December 31, 2012.  The addition of a corporate controller in June 2013 and an environmental permitting manager in December 2012 caused an increase in salaries.  This increase was largely offset by the reversal of 2013 employee bonus accruals during the fourth quarter of 2013 caused by delay of the release of the PFS, which postponed the timing of securing additional financing to 2014.

●
Director fees for the twelve months ended December 31, 2013, were $nil, compared to $224,990 for the comparative period ended December 31, 2012.  The 2012 comparative period also included share purchase options for director remuneration valued at $205,000 using the Black-Scholes valuation methodology, bringing the total 2012 director remuneration to $429,990.  The Board elected to receive 2013 director remuneration in the form of share purchase options in lieu of cash compensation; therefore, the remuneration is reflected in share-based compensation expense instead of general and administrative expenses in 2013.  The Black-Scholes calculated value of the share-based remuneration for 2013 director’s fees was $435,000 and is being expensed over a three-year vesting period.

●
Office-related expenses and rent for the twelve months ended December 31, 2013, were $151,111, compared to $143,082 for the comparative period ended December 31, 2012.  The year-over-year increase resulted from the Company’s continued establishment and growth of its corporate operations and support of its Sevier Playa Project.

●
Other expenses for the twelve months ended December 31, 2013, were $162,732, compared to $130,601 for the comparative period ended December 31, 2012, an increase of $32,131.  The year-over-year increase was primarily due to increased travel costs associated with the Company’s marketing and presentation efforts during the first half of 2013.  Other expenses primarily included travel expenses, as well as general liability and other business insurance, associated with the Company and its Sevier Playa Project.

Depreciation

The Company recognized depreciation expense of $13,536 during the twelve months ended December 31, 2013, compared to $9,193 for the comparative period ended December 31, 2012, an increase of $4,343.  The increase was due to the purchase of computers, furniture, and other equipment in the normal course of business.  During the twelve months ended December 31, 2013, the Company also capitalized depreciation expense of $63,749 for project-related vehicles and equipment, compared to $47,366 for the comparative period ended December 31, 2012.

Investor Relations Expenses

Investor relations expenses during the twelve months ended December 31, 2013, were $213,526, compared to $171,446 for the comparative period ended December 31, 2012, an increase of $42,080.  The year-over-year increase was primarily due to investor relations consulting fees and expenses paid to increase the Company’s visibility and market presence, as well as monthly market-making service fees that began in April 2013.

Professional Fees

Professional fees, which primarily include legal, accounting, lobbying, and business development, during the twelve months ended December 31, 2013, were $539,480, compared to $695,030 for the comparative period ended December 31, 2012, a decrease of $155,550.  This decrease was attributable to lower consulting fees, due to the termination of two consulting arrangements at the end of 2012, and lower legal and lobbying fees.

Share-based Compensation

Share-based compensation expense during the twelve months ended December 31, 2013, was $554,305, compared to $577,945 for the comparative period ended December 31, 2012.  The decrease was due to two prior stock option grants that were either fully vested prior to the beginning of the current year or became vested during the year, which more than offset new director remuneration in 2013 in the form of share purchase options, resulting in a net lower expense for the current period.  During the twelve months ended December 31, 2013, the Company also capitalized project-related share-based compensation of $113,264, compared to $138,360 for the comparative period ended December 31, 2012.

Twelve Months Ended December 31, 2012, Compared to Seven Months Ended December 31, 2011

During the twelve months ended December 31, 2012, the Company’s total operating expenses were $2,619,086, compared to $1,920,623 for the seven month comparative period ended December 31, 2011, an increase of $698,463.  A categorical breakdown of the significant components and changes is provided below.

General and Administrative Expenses

General and administrative expenses during the twelve months ended December 31, 2012, were $1,165,472, compared to $968,558 for the seven-month comparative period ended the December 31, 2011, an increase of $196,914.  The primary components of the Company’s general and administrative expenses are as follows:

●
Short-Term Benefits for the twelve months ended December 31, 2012, were $666,799, compared to $632,575 for the seven-month comparative period ended December 31, 2011.  Short-Term Benefits comprise salaries, employee benefits, accrued bonuses, accrued vacation, payroll taxes, and insurance.  During the twelve months ended December 31, 2012, the Company also capitalized project-related Short-Term Benefits of $316,288, compared to $134,596 for the seven-month comparative period ended December 31, 2011.

●
Director fees for the twelve months ended December 31, 2012, were $224,990, compared to $108,656 for the seven-month comparative period ended December 31, 2011.  The year-over-year increase is attributable to the shorter comparative period and the fact that the Company had two fewer directors who were paid during much of the seven-month comparative period ended December 31, 2011.

●
Office-related expenses and rent for the twelve months ended December 31, 2012, were $143,082, compared to $74,119 for the seven-month comparative period ended December 31, 2011.  The year-over-year increase is primarily attributable to the shorter comparative period.

●
Other expenses for the twelve months ended December 31, 2012, were $130,601, compared to $153,208 for the seven-month comparative period ended December 31, 2011.  The year-over-year decrease was attributable to nonrecurring recruiting fees incurred in the seven-month comparative period ended December 31, 2011.  Other expenses primarily included travel expenses, as well as general liability and other business insurance, associated with the Company and its Sevier Playa Project.

Depreciation

The Company recognized depreciation expense of $9,193 during the twelve months ended December 31, 2012, compared to $5,258 for the seven-month comparative period ended December 31, 2011, an increase of $3,935.  During the twelve months ended December 31, 2012, the Company also capitalized depreciation expense of $47,366 for project-related vehicles and equipment, compared to $9,326 for the seven-month comparative period ended December 31, 2011.

Investor Relations Expenses

Investor relations expenses during the twelve months ended December 31, 2012, were $171,446, compared to $158,363 for the seven-month comparative period ended December 31, 2011, an increase of $13,083.  The year-over-year increase was primarily due to costs associated with the initiation of trading of the Company’s common shares on the OTCQX in the current period.

Professional Fees

Professional fees, which primarily include legal, accounting, lobbying, and business development, during the twelve months ended December 31, 2012, were $695,030, compared to $692,169 for the seven-month comparative period ended December 31, 2011, an increase of $2,861.

Share-based Compensation

Share-based compensation during the twelve months ended December 31, 2012, was $577,945, compared to $96,275 for the seven-month comparative period ended December 31, 2011.  The increase was due to a full year of Company operations and share-based grants in the current period, plus the cumulative expense effect of the comparative period share-based grants.  The December 31, 2011, comparative period included fewer share-based grants and a shorter accounting period for expense amortization given that the Company’s first grant did not occur until August 2011.  During the twelve months ended December 31, 2012, the Company also capitalized project-related share-based compensation of $138,360, compared to $34,779 for the seven-month comparative period ended December 31, 2011.

B.           Liquidity and Capital Resources

As the Company is an exploration-stage entity, the Company has no revenue sources and no history of earnings.  At December 31, 2013, the Company had negative working capital of $154,737, compared to positive working capital of $10,175,712 at December 31, 2012, with cash of $765,168 as at December 31, 2013 ($10,642,993 as at December 31, 2012).  In addition to funding its general and administrative expenses and ongoing obligations, the Company intends to use its cash to fund ongoing fund-raising and project permitting activities.  The Company will be required to raise additional funds through debt and/or equity in order to complete its feasibility study, permitting, and development activities for the Sevier Playa Project.  The Company’s ability to raise such financing in the future will depend on the prevailing market conditions, as well as the Company’s business performance.  If adequate funds are not available or not available on acceptable terms, the Company may not be able to take advantage of opportunities to develop the Sevier Playa Project or any new projects, or to otherwise respond to competitive pressures.  See “Risk Factors.”

On April 7, 2014, the Company announced that it had entered into a binding term sheet with Extract Capital LP for a $2.5 million loan.  In addition, the Company entered into a binding term sheet with certain of its directors for a $700,000 loan.  These loans will be used by the Company to fund operations and project-related activities for the Sevier Playa Project and are expected to close imminently.  See “Item 8.B. Significant Changes.”

The Company currently does not have any credit facilities with financial institutions.

Twelve Months Ended December 31, 2013, Compared to Twelve Months Ended December 31, 2012

Operating Activities

During the twelve months ended December 31, 2013, the Company’s cash outflow for operating activities was $1,877,607, compared to $2,020,898 for the comparative period ended December 31, 2012, a decrease of $143,291.  The decrease in cash outflow was due primarily to reduced general operating expenses during the year.

Investing Activities

During the twelve months ended December 31, 2013, the Company’s cash outflow for investing activities was $7,831,736, compared to $7,566,921 for the comparative period ended December 31, 2012.  The Company invested $72,242 in property, plant, and equipment and $7,696,805 in its Sevier Playa Project.  The Company’s restricted cash also increased by $74,867 for cash that was deposited in lieu of a surety bond for reclamation obligations associated with the Company’s early 2013 drilling program.

Financing Activities

The Company had no cash flows from financing activities during the twelve months ended December 31, 2013, or during the comparative period ended December 31, 2012.

Twelve Months Ended December 31, 2012, Compared to Seven Months Ended December 31, 2011

Operating Activities

During the twelve months ended December 31, 2012, the Company’s cash outflow for operating activities was $2,020,898, compared to $2,924,796 for the seven-month comparative period ended December 31, 2011, a decrease of $903,898.  The decrease in cash outflow was due primarily to reduced working capital changes, more particularly, in trade and other payables.

Investing Activities

During the twelve months ended December 31, 2012, the Company’s cash outflow for investing activities was $7,566,921, compared to $2,722,148 for the seven-month comparative period ended December 31, 2011.  The Company invested $7,515,746 in its Sevier Playa Project and $43,613 in property, plant, and equipment.  The Company’s restricted cash also increased by $49,893 for cash that was deposited in lieu of a surety bond for reclamation obligations associated with the Company’s drilling and exploration program.  The increase in investing cash outflows was due primarily to the exploration, resource delineation, and preliminary economic assessment activities for the Sevier Playa Project, expended in the current period.

Financing Activities

During the twelve months ended December 31, 2012, the Company’s cash flow from financing activities was $nil, compared to a cash inflow of $16,084,848 for the seven-month comparative period ended December 31, 2011.  The comparative period inflow was from the net proceeds of the $16,300,800 private placement of equity securities with Gusiute Holdings (UK) Limited.

C.           Research and Development, Patents and Licenses, etc.

The Company does not conduct research and development activities and is not dependent upon any patents or licenses.

D.           Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

E.           Tabular Disclosure of Contractual Obligations

Other than as disclosed below, the Company did not have any contractual obligations as of December 31, 2013, relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations, or other long-term liabilities reflected on the Company’s latest balance sheet as at December 31, 2013:

Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Operating Lease Obligations(1)	$ 56,747	$ 56,747	--	--	--
Purchase Obligations	--	--	--	--	--
	$ 56,747	56,747	--	--	--

Notes:
(1)	Operating lease obligations expire in July 2014.

Asset Retirement Obligation

The Company has liabilities of $223,144 related to asset retirement obligations on its balance sheet at December 31, 2013, excluded from the table above.  Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations.

BLM Leases

The BLM leases issued to the Company and LUMA Minerals have a primary term of 20 years and are renewable for successive 20-year periods for so long as the lessee complies with the terms of the lease, subject to readjustment of terms each 20-year period.  The leases reserve a 2.0% production royalty to the United States during the first five years of the lease and 5.0% thereafter.  The leases require an annual minimum royalty payment of $0.25 per acre during the first year, $0.50 per acre in years two through five, and $1.00 per acre thereafter.  After the sixth lease year, the lessee must pay a minimum advance royalty of $3.00 per acre as a prepayment of royalties on actual production during that particular year only.  The minimum annual royalties are considered a prepayment of actual royalties, and actual royalties are applied to the annual minimum royalty.  Although the Company is not contractually obligated to make these lease and royalty payments, failure to do would result in the termination of the BLM leases.

The Company is responsible for the lease payments on the BLM leases owned by it and the reimbursement of the BLM lease payments operated by it under the LUMA Agreement, for an aggregate of 117,814 acres.  All such required BLM lease payments to date have been paid.  The Company will be responsible for making lease payments or reimbursements aggregating $58,907 on all BLM leases during 2014.

SITLA Leases

The SITLA leases included in the Sevier Playa Project and operated by the Company under the Emerald Peak Agreement have a primary term of 10 years and continue thereafter for as long as potash is being produced in paying quantities.  The leases require an annual rental of $4.00 per acre, which is credited against actual royalties accruing in a particular lease year.  Production royalties of 5% of the value of minerals mined and removed from the leased properties are payable.  Although the Company is not contractually obligated to make these annual rental and royalty payments, failure to do would result in the termination of the SITLA leases.

Under the Emerald Peak Agreement, the Company is responsible for reimbursing Emerald Peak on all SITLA lease payments, which will aggregate $25,638 in 2014.  All amounts payable to date under the SITLA leases have been paid.

Emerald Peak Agreement

Under the Emerald Peak Agreement, the Company is obligated to pay Emerald Peak the greater of $40,000 per year, which includes the SITLA lease reimbursement, or a 7.5% overriding royalty on all potash production allocated to the state leases.  The annual payment to Emerald Peak is sufficient to reimburse Emerald Peak for the SITLA lease payments.

LUMA Agreement

Under the LUMA Agreement, the Company is obligated to pay LUMA an overriding royalty of 1.25% on all potash production allocated to the LUMA BLM leases and $2.0 million in cash or Company stock or a mix thereof upon obtaining requisite approvals and meeting other conditions.  The Company also reimburses LUMA for all lease, exploration, development, and production costs.

F.           Safe Harbor

Noted.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The name, province/state and country of residence, position held with the Company, age, principal occupation during the last five years, and the periods during which each director and executive officer has served as a director or executive officer are set forth below:

Name, Position, Province or State and Country of Residence, and Age(1)	Principal Occupation for the Past Five Years(1)	Director/Executive Officer Since
Lance D’Ambrosio Chief Executive Officer and Director Utah, United States Age: 59
Chief Executive Officer, EPM Mining Ventures Inc. from May 2011 to present; Chief Executive Officer, Emerald Peak Minerals, L.L.C. (mining exploration) from June 2008 to present; President and Director, Peak Minerals Inc. from June 2010 to present; Chief Executive Officer, D’Ambrosio Chrysler (car dealerships) from October 2002 to October 2007.
May 20, 2011

Name, Position, Province or State and Country of Residence, and Age(1)	Principal Occupation for the Past Five Years(1)	Director/Executive Officer Since
Spencer Thunell Chief Financial Officer and Corporate Secretary Utah, United States Age: 36
Chief Financial Officer, EPM Mining Ventures Inc. from January 2013 to present; Interim Chief Financial Officer, EPM Mining Ventures Inc. from August 2011 to January 2013; Director of Finance and Controller, Peak Minerals Inc. from June 2011 to August 2011; Chief Financial Officer, Land Equity Partners, LP and Land Equity Partners Fund II, LP from January 2010 to June 2011; Project Manager, Land Equity Partners, LP and Land Equity Partners Fund II, LP from October 2005 to January 2010; Audit Associate, Ernst & Young from August 2004 to October 2005.

Mr. Thunell holds Bachelor’s and Master’s degrees in accounting from the David Eccles School of Business at the University of Utah and is a licensed Certified Public Accountant in California.

August 23, 2011
Jeff Gentry(4) Director Utah, United States Age: 55
Former Vice Chairman, EPM Mining Ventures Inc. from October 2011 to March 31, 2012; Chief Executive Officer, Emerald Oil & Mining (oil, gas & mineral exploration) from January 1986 to present; Chairman, Emerald Peak Minerals L.L.C. (mining exploration) from June 2008 to present; Director, Peak Minerals Inc. from June 2010 to present; President and Chief Executive Officer of Black Horse Resources Inc. from December 2011 to December 2013; Chairman of the Board of Black Horse Resources Inc. from January 2014 to present.
May 20, 2011
Rick Dye Vice President Engineering and Project Development of Peak Minerals Inc. Utah, United States Age: 58	Vice President Engineering and Project Development, Peak Minerals Inc., from May 2011 to present; Senior Vice President, Katanga Mining Limited (mining company), from 2003 through 2008.	May 1, 2011

Name, Position, Province or State and Country of Residence, and Age(1)	Principal Occupation for the Past Five Years(1)	Director/Executive Officer Since
Woods Silleroy Vice President Operations of Peak Minerals Inc. Utah, United States Age: 59
Vice President Operations, Peak Minerals Inc., from May 2011 to present; Vice President and Chief Operating Officer of the Justice Design Group (a company that specializes in the design and sale of various household ceramic fixtures), October 1998 through April 2008. From April 1998 to the present, Mr. Silleroy has served as the President and Chief Executive Officer of Markea Company.
May 1, 2011
Arthur Ditto(2)(3)(4) Director Washington, United States Age: 73
President and Chief Executive Officer of Katanga Mining Limited (resource company) from November 2005 to October 2008; President and Chief Operating Officer, Vice Chairman, and Director of Kinross Gold Company (resource company) from June 1993 to September 2005.
March 12, 2010
Thomas Pladsen(3) Director Ontario, Canada Age: 54
Chief Financial Officer of Atacama Pacific Gold Company (resource company) from September 2009 to present; Chief Financial Officer of Merc International Minerals Inc. (resource company) from December 2008 to August 2009; Chief Financial Officer of Andina Minerals Inc. (resource company) from January 2005 to July 2009.
March 12, 2010
Daniel Basse(2) Director Illinois, United States Age: 57	President, AgResource Company (agricultural research company) from 2001 to present.	May 20, 2011
Theodore Botts(2)(3) Director Connecticut, United States Age: 68	Owner, Kensington Gate Capital, LLC (financial advisory services) from June 2000 to present.	May 20, 2011

Name, Position, Province or State and Country of Residence, and Age(1)	Principal Occupation for the Past Five Years(1)	Director/Executive Officer Since
De Lyle Bloomquist(3)(4) Director New Jersey, United States Age: 55
President, Global Chemicals Business of Tata Chemicals Limited from July 2009 to present; President and Chief Executive Officer of Tata Chemicals North America Inc. (and its predecessor company, General Chemical Industrial Products Inc.) from April 2004 to present.
October 13, 2011
Ramakrishnan Mukundan Director Mumbai, India Age: 46
Managing Director of Tata Chemicals Limited from December 2008 to present; Executive Director of Tata Chemicals Limited from November 2008 to December 2008; Executive Vice President – Chemicals of Tata Chemicals Limited from August 2007 to November 2008; Chief Operating Officer – Chemicals and Fab of Tata Chemicals Limited from April 2007 to August 2007; Chief Operating Officer – Chemicals of Tata Chemicals Limited from June 2002 to April 2007.
October 13, 2011

Notes:
(1)	The information as to residence and principal occupation has been furnished by the respective directors and officers individually.
(2)	Member of the Compensation Committee. Mr. Botts is the Chairman.
(3)	Member of the Audit Committee. Mr. Pladsen is the Chairman.
(4)	Member of the Technical Advisory Committee. Mr. Ditto is the Chairman.

Biographies

The following is a brief description of the Company’s directors:

Daniel W. Basse – Mr. Basse has served for over five years as President of AgResource Company, an international agricultural research firm located in Chicago, IL, that forecasts domestic and world agricultural price trends.  Mr. Basse is an agricultural economist and has been in the commodity business since 1979.  Mr. Basse graduated from the University of Wisconsin, Madison, WI, in 1979 and has worked with Professional Farmers of America, Brock Associates, and the Ag research division of GNP Commodities in Chicago, IL.  In 1987, Mr. Basse founded AgResources with a view to direct future United States and world agriculture policy.

Theodore Botts – Mr. Botts is a member of the board of directors as well as the chairman of the audit committee of Remark Media, Inc. (Nasdaq: MARK), a global digital media company in Las Vegas, Nevada.  For more than five years, he has been President of Kensington Gate Capital, LLC, a private corporate finance advisory firm.  From 2002 until its merger with HSW International (now Remark Media, Inc.), Mr. Botts served on INTAC International’s board of directors as chairman of the audit committee.  Prior to 2000, Mr. Botts served in executive capacities at UBS Group and Goldman Sachs in corporate finance for over 25 years.  Mr. Botts served for eight years as a member of the Board of Trustees for REACH Prep, a nonprofit organization serving the educational needs of underprivileged African-American and Latino children in Fairfield and Westchester counties, New York.  Mr. Botts graduated with honors from Williams College and received an MBA from the NYU Graduate School of Business Administration.

Lance D’Ambrosio – Mr. D’Ambrosio is the co-founder of the Sevier Playa Project and is currently the Company’s Chief Executive Officer and the President and a director of the Company’s indirect, wholly owned subsidiary, Peak Minerals.  Since 2008, he has been principally engaged in assembling and advancing the Sevier Playa Project.  Mr. D’Ambrosio is also a director of Black Horse Resources Inc., a privately held oil and gas exploration firm.  With over 25 years of experience in sales, marketing, finance, and management, Mr. D’Ambrosio began his career working for companies such as Xerox, Savin, and Paine Webber.  At Savin, Mr. D’Ambrosio became a franchise operator, later selling his interests and continuing his entrepreneurial efforts by founding two start-up telecommunications companies; Transworld Telecommunications, Inc. (“TTI”), a wireless cable operator; and Convergence Communications, Inc. (“CCI”), a facilities-based communications company, where he raised over $500 million of debt and equity.  At TTI and CCI, Mr. D’Ambrosio completed over $200 million of acquisitions, acted as Chairman and Chief Executive Officer, running TTI as a public company.  Sprint (NYSE: S) acquired TTI and its partners’ interest in 1999 for $210 million and Comsat International, Inc., a subsidiary of Lockheed Martin Company (NYSE: LMT), acquired CCI in 2003.  In 2000, Mr. D’Ambrosio was named an Ernst & Young “Entrepreneur of the Year” for his success in developing and building CCI.  In 2002, Mr. D’Ambrosio became the Chairman and Chief Executive Officer of DAG, a group of new car franchises that generated over $40 million per year in revenues.  In 2007, Mr. D’Ambrosio sold the new car franchises to join Jeff Gentry to pursue opportunities in the energy and mining industries.  Mr. D’Ambrosio earned a Bachelor of Business Administration from the University of Utah, Salt Lake City, UT, with degrees in both marketing and business management.

Arthur Ditto – Mr. Ditto has over 40 years of technical, operations, and general management experience in domestic and international mining businesses.  From November 2005 to October 2008, Mr. Ditto was President and Chief Executive Officer of Katanga Mining Limited, where he was responsible for bringing together the senior staff, financing, and executing the business plan that entailed a capital program exceeding $400 million.  From June 1993 to September 2005, Mr. Ditto served as President and Chief Operating Officer, Vice Chairman, and Director of Kinross Gold Company, where he was responsible for all operating, technical, and administrative affairs of the company.  From May 1982 to June 1993, Mr. Ditto served as President and Chief Executive Officer of Plexus Resources, which became Kinross Gold Company.  Mr. Ditto holds a Bachelor of Science degree, is a registered Professional Engineer, and has completed the executive development program at the University of Illinois.

Jeff Gentry – Mr. Gentry is the co-founder of the Sevier Playa Project and former Vice Chairman of the Company.  Mr. Gentry is currently a director of the Company and a director of the Company’s indirect wholly owned subsidiary, Peak Minerals.  From 2008 to 2011, he was principally engaged in assembling and advancing the Sevier Playa Project.  Mr. Gentry is also the Chairman of the Board of Black Horse Resources Inc., a privately held oil and gas exploration firm.  With over 30 years of mergers and acquisitions and operating experience in the oil and gas, mining, and aerospace industries, Mr. Gentry has led a successful career in identifying and executing acquisitions, operations, divestitures, and investments.  From 1985 to 1987, as Director of G.T.B. Inc., Mr. Gentry negotiated private placements and institutional financings relating to energy asset acquisitions from such entities as Amoco Oil (NYSE: BP), Texaco (NYSE: CVX), Shell Oil Company (NYSE: RDS.A), and others.  In 1987, continuing his entrepreneurial efforts, Mr. Gentry formed Emerald Oil & Mining Co. to acquire and operate energy and mineral assets from or with such entities as Chevron (NYSE: CVX), Unocal (NYSE: CVX), Exxon (NYSE: XOM), Sonat (NYSE: EP), and others.  In 1996, Mr. Gentry purchased a 50,000-square-foot aerospace factory and 27 acres of adjacent land from Teleflex (NYSE: TFX).  Mr. Gentry grew the sales rate by five times and then sold the operation to Klune Industries.  More recently, Mr. Gentry has participated alongside with, advised, and consulted various hedge and private equity funds and companies in the analysis and execution of several hundred million dollars in various oil and gas and mineral transactions in the United States, Canada, Mexico, South America, and Africa.  These activities included mergers and acquisitions, private placements, public stock purchases, divestitures, and private investments in public equity.  Mr. Gentry earned Bachelor of Science degrees in geological engineering and geology from the University of Utah, Salt Lake City, UT, in 1984.

Thomas Pladsen – Mr. Pladsen received his Chartered Accountant designation with KPMG LLP in Toronto in the mid-1980s and has since held various financial positions with TSX-listed, TSXV–listed, and private mining and technology companies.  These positions included Chief Financial Officer of resource companies Katanga Mining Limited, Andina Minerals Inc., and Merc International Minerals Inc., as well as consulting work for several TSXV-listed junior mining companies.  Since September 2009, Mr. Pladsen has been the Chief Financial Officer of Atacama Pacific Gold Company, Toronto, Ontario, a TSXV-listed precious metals company focused on developing its Cerra Maricunga Oxide Gold Deposit in Chile.  All of these companies continue to carry on the same business.  Mr. Pladsen holds a BBA from Wilfrid Laurier University and is a director of several TSXV companies.

De Lyle Bloomquist – Mr. Bloomquist has worked for over five years with subsidiaries of Tata Chemical Limited, listed on the Bombay Stock Exchange.  He is currently the President of Global Chemicals Business at Tata Chemicals Limited.  He is also the President and Chief Executive Officer of Tata Chemicals North America Inc. and its predecessor company, General Chemical Industrial Products, since April 2004, prior to which he had been the Vice President and Chief Operating Officer since April 1999.  Mr. Bloomquist received his MBA from Carnegie Mellon University and his B.S. general management from Brigham Young University, Provo, UT.

Ramakrishnan Mukundan – Mr. Mukundan is currently the Managing Director of Tata Chemicals Limited, and has been since December 2008.  He joined Tata Chemicals Limited in 2001 and has led various functions, including strategy and business development, corporate quality and business excellence, corporate planning, and manufacturing and was the Executive Vice President of the Global Chemicals Business and Consumer Products from 2007 to 2008.  Prior to joining Tata Chemicals Limited, he worked in the Tata Group’s automotive and hospitality businesses.  He joined Tata Administrative Services in 1990.  Mr. Mukundan has an MBA from FMS, Delhi University, and BE-Electrical Engineering from IIT, Roorkee.  He also completed the Advanced Management Program at Harvard Business School in 2008.

The Company entered into a relationship agreement with Gusiute Holdings (UK) Limited on September 2, 2011, whereby the Company agreed that Gusiute may nominate individuals to the Board in accordance with Gusiute’s equity and voting interest in the Company.  Gusiute is an indirect, wholly owned subsidiary of Tata Chemicals Limited.  Mr. Bloomquist and Mr. Mukundan are employees of Tata Chemicals Limited, a principal shareholder.

There are no family relationships between any of the Company’s directors and senior management listed above.  Further, other than the relationship agreement with Gusiute, there are no arrangements or understandings with any two or more directors or executive officers pursuant to which any such person was selected as a director or executive officer.

B.           Compensation

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of the Company’s Named Executive Officers (“NEOs”) for 2013 should be read together with the compensation tables and related disclosures set forth below.  This compensation discussion and analysis has been prepared by the Company’s management and reviewed by the Company’s Compensation Committee and Board.  This discussion is intended to provide perspective and context for the compensation tables that follow.

The Company believes that the creation of long-term value for its shareholders depends on its ability to attract, motivate, and retain highly talented executives.  The Company intends to encourage sustained future profitability and increase shareholder value by relating certain components of executive compensation to the Company’s operating and financial performance.  Using equity-based compensation and other mechanisms, the Company aims to align the long-term interests of its executive team with that of its shareholders.  It is intended that the Company’s compensation program is also designed to increase the probability of retaining key employees.

Overview of Compensation Philosophy

The following principles shall guide the Company’s overall compensation philosophy going forward: (a) providing a fair and competitive level of compensation; (b) attracting, retaining, and motivating its executives who are critical to the Company’s long-term success; (c) rewarding performance, both on an individual basis and respecting the business in general; and (d) reinforcing the link between shareholders’ interests and the compensation of the Company’s executives.

In order to achieve these objectives, the Company anticipates that the compensation paid to executive officers will consist of one or more of the following four components: (1) base salary; (2) annual performance-based incentives; (3) option grants under its option plan; and (4) various benefits and perquisites.

Elements of Executive Compensation

The three main elements of compensation of the Company’s senior executive officers include annual compensation in the form of base salary, annual performance-based incentives in the form of bonuses, and long-term equity-based incentives in the form of option grants under the its option plan.  Competitive benefits and perquisites are also provided.

Cash-Based Compensation

Base Salary – Salaries form an essential component of the Company’s compensation package as they are the first base measure to compensate performance as well as to remain competitive relative to peers in the industry.  Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.  The annual salaries for NEOs, including the Chief Executive Officer, are designed to be comparable to executive compensation packages for similar positions at companies at a comparable stage of development with similar financial, operating, and industrial characteristics.  See “Executive Compensation” for further details.  Each NEO is paid an annual salary that takes into account his existing professional qualifications and experience.  The NEOs’ performances and salaries are reviewed by the Chief Executive Officer and Compensation Committee annually.  The Chief Executive Officer’s performance and salary is reviewed by the Compensation Committee and full Board annually.

Performance-Based Cash Incentives – Cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing the Company’s annual performance.  All significant awards are at the discretion of the Chief Executive Officer or the Board, as applicable, taking into consideration the recommendations of the Compensation Committee.  Bonuses are determined and approved by the Chief Executive Officer in consultation with the Compensation Committee based on the individual’s performance throughout the year.  In a similar manner, the Compensation Committee and full Board reviews the Chief Executive Officer’s performance and determines his eligibility for a cash bonus.

Equity Incentive Plans

Options act as a variable component of compensation intended to attract, motivate, and reward the Company’s executive officers and directors in advancing the success and interests of the Company.  In determining the number of options to be granted under option plans, the Compensation Committee and/or the Board considers, among other things, the individual’s current and potential contribution to the success of the Company as well as the relative position of the individual within the Company.  In addition, previous grants are taken into account when considering new grants.  The Company may grant options annually and/or based upon the completion of specified projects, such as significant financings or transactions.

Additionally, the Company may also grant options upon hiring new employees as an element of compensation designed to attract qualified personnel.  The grant of options is typically included in the terms of the particular individual’s employment agreement, and the number of options granted depends on the Company’s level of desire to retain the particular individual, the particular responsibilities of the position, and the individual’s level of experience.  See “The Option Plan” for further details.

Compensation Governance

Role of the Compensation Committee

The Company established a Compensation Committee on May 12, 2011, to ensure that the Company has a compensation program that is both motivational and competitive while meeting the Company’s objectives.  The Company has adopted a charter for the Compensation Committee that provides that the primary function of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities by:

(a)
reviewing, approving, and then recommending to the Board salary, bonus, and other benefits, direct or indirect, and any change of control packages of the Chief Executive Officer and other members of the senior management team;

(b)	reviewing compensation of the Board on an annual basis;

(c)	considering and, if applicable, benchmarking salary, bonus, and other benefits against the Company’s reference groups;

(d)	administering the Company’s compensation plans, including the Company’s option plans, and such other compensation plans or structures as are adopted by the Company from time to time;

(e)	reviewing trends in employment benefits; and

(f)	establishing and periodically reviewing the Company’s policies in the areas of management benefits and perquisites.

The Compensation Committee is comprised of three independent directors, who meet as often as the committee deems reasonably necessary.  The members of the Compensation Committee are Messrs. Basse, Botts, and Ditto.  They have each served on the Compensation Committee since its inception.  The Board believes that by virtue of their experience as executive officers and presidents of various mining and financial companies and their experience in corporate governance, the Compensation Committee has the diversity of skills to make informed and independent decisions on compensation matters for the Company.  During the most recent fiscal year, the Compensation Committee met four times and corresponded regularly on compensation matters.

See “Board Practices – Board Committees – Compensation Committee” for the relevant education and experience of members of the Compensation Committee.

Benchmarking

In setting compensation for the executive officers and directors, the Compensation Committee reviewed compensation paid to other executive officers and directors in the industry.  The Compensation Committee intends to continue this practice in the future to ensure that compensation paid is competitive in the marketplace.  The Compensation Committee also intends to monitor the particular individual’s achievement of the Company’s objectives for the previous financial year on a going-forward basis when considering compensation.  It is also the intention that the Compensation Committee will review on an annual basis the compensation of the Board.

The following table sets out reference companies considered by the Compensation Committee for the twelve months ended December 31, 2013:

Reference Company	Category	Company Head Office Location
Passport Potash	North American Resource Industry	Apache Junction, Arizona
Allana Potash	Resource Industry	Toronto, Ontario
IC Potash	North American Resource Industry	Toronto, Ontario
Prospect Global	North American Resource Industry	Denver, Colorado

The primary focus of these reference companies is the exploration and development of potash properties.  All companies are publicly traded on the TSX, TSXV, or NASDAQ.

Hedging Policy

NEOs and directors of the Company are not permitted to purchase financial instruments, of any kind, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or a director.

Summary Compensation Table

The common shares commenced trading on the TSXV effective at the opening on June 21, 2011, under the symbol “EPK.”  Prior to the commencement of trading, the Company had not paid compensation to any of its NEOs during the three most recently completed fiscal years.  Now that the Company is listed on the TSXV, it has developed a compensation program for its NEOs.

The following table sets forth all annual and long-term compensation for services in all capacities to the Company for the twelve months ended December 31, 2013 and 2012:

			Share-	Option-	Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	based awards ($)	based awards(1) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)(2)	Total compensation ($)

Lance D’Ambrosio,	2013	185,000	--	--	--	--	--	13,141	198,141
Chief Executive Officer(3)	2012	185,000	--	310,070	--	--	--	11,007	506,077
Spencer Thunell, Chief Financial	2013	155,000	--	41,161	--	--	--	7,876	204,037
Officer, Corporate Secretary(4)	2012	135,000	--	93,021	47,250	--	--	6,077	281,348
Jeff Gentry, Former	2013	--	--	59,239	--	--	--	--	59,239
Vice Chairman(5)	2012	43,750	--	22,664	--	--	--	90,807(6)	157,221
Richard Dye, VP Engineering &	2013	225,000	--	41,161	--	--	--	13,141	279,302
Project Development(7)	2012	225,000	--	124,028	45,000	--	--	12,481	406,509
Woods Silleroy,	2013	150,000	--	30,871	--	--	--	4,821	185,692
VP Operations(8)	2012	150,000	--	46,510	--	--	--	4,581	201,091

Notes:
(1)
Represents the total grant date fair value of options granted and may not represent the amounts the recipient will actually realize from the awards.  The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option-pricing model.  The fair value of the options granted to Messrs. D’Ambrosio, Thunell, Dye, and Silleroy during the twelve months ended December 31, 2013, was based on the following weighted average assumptions: risk-free interest rate of 1.14%, dividend yield of 0%, a forfeiture rate of 2.15%, volatility factor of 71.76%, and expected life of 3.5 years.  Fair value calculations for all such grants were performed in Canadian dollars, but were converted to U.S. dollars based on a conversion rate of C$1 = $1.0146, which was the conversion rate as at January 4, 2013, the date of issuance.  The fair value of the options granted to Messrs. D’Ambrosio, Thunell, Dye, and Silleroy during the twelve months ended December 31, 2012, was based on the following weighted average assumptions: risk-free interest rate of 1.42%, dividend yield of 0%, a forfeiture rate of 8.11%, volatility factor of 86.85%, and expected life of 3.5 years.  The fair value of the options granted to Mr. Gentry during the twelve months ended December 31, 2012, was based on the following weighted average assumptions: risk-free interest rate of 1.22%, dividend yield of 0%, a forfeiture rate of 8.11%, volatility factor of 72.16%, and expected life of 2 years.  Fair value calculations for all such grants were performed in Canadian dollars, but were converted to U.S. dollars based on a conversion rate of C$1 = $1.0073, which was the conversion rate as at April 5, 2012, the date of issuance.

(2)
Represents all other compensation and benefits, including directors fees (for Mr. Gentry following his resignation as an officer) and health insurance premiums paid by the Company and any of its subsidiaries.

(3)	Lance D’Ambrosio was appointed as Chief Executive Officer effective May 24, 2011.
(4)
Spencer Thunell was appointed interim Chief Financial Officer on August 23, 2011, and reappointed on October 13, 2011.  On January 4, 2013, Mr. Thunell was appointed Chief Financial Officer.  Mr. Thunell was appointed Corporate Secretary on May 23, 2012.

(5)	Jeff Gentry was appointed Vice Chairman of the Company on October 13, 2011. He resigned as Vice Chairman effective March 31, 2012, but has retained his position as a director of the Board.
(6)
On March 31, 2012, Mr. Gentry entered into a consulting agreement with the Company to provide technical consulting services to the Company from time to time.  Pursuant to the terms of the agreement, approved by the Board, Mr. Gentry was paid a retainer of $7,500 per month.  The agreement was terminated effective December 31, 2012.

(7)	Richard Dye was appointed Vice President of Engineering and Project Development of Peak Minerals Inc., an indirect wholly owned subsidiary of the Company, on May 1, 2011.
(8)	Woods Silleroy was appointed Vice President Operations of Peak Minerals Inc., an indirect wholly owned subsidiary of the Company, on May 1, 2011.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer as of December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options(1) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)
Lance D’Ambrosio	500,000	1.04	April 5, 2017	--	--	--	--
Spencer Thunell	150,000 150,000 200,000	1.81 1.04 0.40	August 25, 2016 April 5, 2017 January 4, 2018	--	--	--	--
Jeff Gentry	54,425 287,836	1.04 0.40	April 5, 2015 January 4, 2018	--	--	--	--
Richard Dye	225,000 200,000 200,000	1.81 1.04 0.40	August 25, 2016 April 5, 2017 January 4, 2018	--	--	--	--
Woods Silleroy	150,000 75,000 150,000	1.81 1.04 0.40	August 25, 2016 April 5, 2017 January 4, 2018	--	--	--	--

Notes:
(1)           Based on the closing price of common shares on the TSXV on December 31, 2013, of C$0.18 per common share.

Pension Plan Benefits

The Company does not have any pension or retirement plans.

Employment Agreements

Mr. D’Ambrosio – Chief Executive Officer – On May 1, 2011, the Company, through its indirect wholly owned subsidiary, Peak Minerals, entered into an employment agreement with Mr. D’Ambrosio.  Under his employment agreement, Mr. D’Ambrosio is entitled to a base annual salary of $185,000 per year and is eligible for a discretionary cash bonus of 35% of base annual salary based upon his performance and that of the Company.  The bonus may be increased for exceptional performance at the discretion of the Board.  Mr. D’Ambrosio may resign as an employee at any time by giving 60 days’ written notice.  Peak Minerals, at its sole discretion, may accelerate the effective date of such resignation.  If Peak Minerals chooses to do so, it shall pay Mr. D’Ambrosio all salary and benefits that would have been earned during the 60-day period.  Pursuant to Mr. D’Ambrosio’s employment agreement, he is entitled to participate in, and to receive all rights and benefits under, any retirement, life insurance, deferred compensation, disability, medical, dental, health and accident plans maintained by Peak Minerals for managers.  Mr. D’Ambrosio is entitled to four weeks of paid vacation per calendar year at times acceptable to him.  Mr. D’Ambrosio is entitled to be reimbursed for all reasonable and necessary expenses, including travel and promotion, incurred in carrying out his duties.

Mr. Dye – Vice President Engineering and Project Development – On May 1, 2011, the Company, through its indirect wholly owned subsidiary, Peak Minerals, entered into an employment agreement with Mr. Dye.  Under his employment agreement, Mr. Dye is entitled to a base annual salary of $225,000 per year and is eligible for a discretionary cash bonus of 35% of base annual salary based upon his performance and that of the Company.  The bonus may be increased for exceptional performance at the discretion of the Board.  Mr. Dye may resign as an employee at any time by giving 60 days’ written notice.  Peak Minerals, at its sole discretion, may accelerate the effective date of such resignation.  If Peak Minerals chooses to do so, it shall pay Mr. Dye all salary and benefits that would have been earned during the 60-day period.  Pursuant to Mr. Dye’s employment agreement, he is entitled to participate in, and to receive all rights and benefits under, any retirement, life insurance, deferred compensation, disability, medical, dental, health and accident plans maintained by Peak Minerals for managers.  Mr. Dye is entitled to four weeks of paid vacation per calendar year at times acceptable to him.  Mr. Dye is entitled to be reimbursed for all reasonable and necessary expenses, including travel and promotion, incurred in carrying out his duties.

Mr. Thunell – Chief Financial Officer and Corporate Secretary – On June 13, 2011, the Company, through its indirect wholly owned subsidiary, Peak Minerals, entered into an employment agreement with Mr. Thunell to act as Director of Finance and Controller.  On August 23, 2011, Mr. Thunell was appointed Interim Chief Financial Officer of the Company, and on January 4, 2013, Mr. Thunell was appointed Chief Financial Officer of the Company.  Under his employment agreement, Mr. Thunell is entitled to a base annual salary of $155,000 per year and is eligible for a discretionary cash bonus of 35% of base annual salary based upon his performance and that of the Company.  The bonus may be increased for exceptional performance at the discretion of the Chief Executive Officer.  Mr. Thunell may resign as an employee at any time by giving 60 days’ written notice.  Peak Minerals, at its sole discretion, may accelerate the effective date of such resignation.  If Peak Minerals chooses to do so, it shall pay Mr. Thunell all salary and benefits that would have been earned during the 60-day period.  Pursuant to Mr. Thunell’s employment agreement, he is entitled to participate in, and to receive all rights and benefits under, any retirement, life insurance, deferred compensation, disability, medical, dental, health and accident plans maintained by Peak Minerals for managers.  Mr. Thunell is entitled to four weeks of paid vacation per calendar year at times acceptable to him.  Mr. Thunell is entitled to be reimbursed for all reasonable and necessary expenses, including travel and promotion, incurred in carrying out his duties.

Mr. Silleroy – Vice President Operations – On May 1, 2011, the Company, through its indirect wholly owned subsidiary, Peak Minerals, entered into an employment agreement with Mr. Silleroy.  Under his employment agreement, Mr. Silleroy is entitled to a base annual salary of $150,000 per year and is eligible for a discretionary cash bonus of 35% of base annual salary based upon his performance and that of the Company.  The bonus may be increased for exceptional performance at the discretion of the Chief Executive Officer.  Mr. Silleroy may resign as an employee at any time by giving 60 days’ written notice.  Peak Minerals, at its sole discretion, may accelerate the effective date of such resignation.  If Peak Minerals chooses to do so, it shall pay Mr. Silleroy all salary and benefits that would have been earned during the 60-day period.  Pursuant to Mr. Silleroy’s employment agreement, he is entitled to participate in, and to receive all rights and benefits under, any retirement, life insurance, deferred compensation, disability, medical, dental, health and accident plans maintained by Peak Minerals for managers.  He is entitled to four weeks of paid vacation per calendar year at times acceptable to him.  Mr. Silleroy is entitled to be reimbursed for all reasonable and necessary expenses, including travel and promotion, incurred in carrying out his duties.

Noncompetition and Nonsolicitation – Each of the NEO employment agreements contains noncompetition and nonsolicitation provisions, which provide that, while employed and for a period of six months following resignation or termination for any reason, he will not as an owner, director, trustee, manager, member, employee, consultant, partner, principal, agent, representative, or stockholder, either individually, in partnership, jointly, or in conjunction with any person or association, directly or indirectly, carry on or be engaged in, lend money to or guarantee the debts or obligations of, any person or persons, including any individual, firm, association, company, or other business enterprise, engaged in or concerned with any business that competes with the business of Peak Minerals in Millard or Beaver County in Utah.  For purposes of these provisions, the business of Peak Minerals is the identification of and research concerning opportunities to develop properties that produce potash and/or associated saline minerals, the development of such properties, and/or the production, sale, distribution, or use of potash and/or associated saline minerals.

Termination and Change of Control Benefits

The employment agreements of the NEOs indicated above who are currently employed with the Company provide for certain payments in connection with termination or a change of control.  The estimated incremental payments and material terms and conditions are set out below.  No payments are required in the event of a resignation, retirement, disability, or death.

None of the benefits described in this section will be payable unless the NEO has signed a general release that has become irrevocable in a form acceptable to Peak Minerals in the reasonable exercise of its discretion releasing Peak Minerals and any related companies, including the Company, and their officers, directors, agents, and employees from any and all claims and potential claims arising from or related to the NEO’s employment and termination of employment.

Definitions

“Cause” means termination for one or more of the following reasons:

(a)           the failure of an NEO to render services to Peak Minerals in accordance with his obligations under an employment agreement, which failure amounts to willful misconduct or extended gross neglect of his duties after written notice by Peak Minerals to cure such failure and the NEO’s failure or inability to do so within 30 days of such notice;

(b)           any material breach by an NEO of his agreement or willful or material violation by the NEO of the written policies of Peak Minerals;

(c)           an NEO’s commission of any act of dishonesty, fraud, embezzlement, misappropriation, or breach of fiduciary duty or falsification of any documents or records related to Peak Minerals;

(d)           an NEO’s unlawful use (including being under the influence of illegal drugs) or possession of illegal drugs while on the applicable premises or while performing his duties and responsibilities; or

(e)           the conviction of an NEO (including any plea of guilty or nolo contendere or any unadjudicated probation) for any crime involving moral turpitude or violence or that impairs the NEO’s ability to perform his duties with Peak Minerals.

“Change of Control” means the occurrence of any one or more of the following events: (a) a consolidation, merger, amalgamation, arrangement, share exchange, or other reorganization or acquisition in which Peak Minerals is not the continuing or surviving entity; (b) the sale, lease, exchange, or other disposition, in a single transaction or a series of related transactions, of all or substantially all the assets, rights, or properties of Peak Minerals to any other person or entity, other than the disposition to a wholly or majority-owned subsidiary of Peak Minerals in the course of a reorganization of the assets of Peak Minerals; and (c) any person, entity, or group of persons acting jointly or in concert, who as of the date of the applicable employment agreement do not directly or indirectly control 50.1% or more of the voting stock of Peak Minerals (“acquiror”), acquires control directly or indirectly of voting stock of Peak Minerals that when added to shares already controlled by the acquiror constitutes 50.1% or more of the voting stock of Peak Minerals (regardless of whether a meeting has been called to elect directors).

“Triggering Event” is one of the following events: (a) an adverse change in any of the duties, powers, rights, discretion, salary, or benefits of the NEO as such exist immediately prior to the Change of Control; (b) a diminution of the NEO’s title as it exists immediately prior to the Change of Control; (c) a change in reporting relationships such that the NEO reports to a person in a lower level of authority than he reported to immediately prior to the Change of Control; or (d) a change in the location at which the NEO is regularly required to carry out the terms of his employment with Peak Minerals immediately prior to the Change of Control of greater than 50 miles.

Change of Control

The employment agreement of each of the NEOs indicated above who is currently employed by the Company contains a Change of Control provision.  The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. D’Ambrosio, Dye, Thunell, and Silleroy on a Change of Control together with the occurrence of one or more Triggering Events on December 31, 2013.  In such an instance, the NEO’s employment shall be terminated:

Name	Severance Period (# of months)	Base Salary ($)	Option Based Awards(2) ($)	Total Incremental Payment ($)
Lance D’Ambrosio(1)	24	185,000	--	370,000
Richard Dye(1)	12	225,000	--	225,000
Spencer Thunell(1)	12	155,000	--	155,000
Woods Silleroy(1)	12	150,000	--	150,000
Totals		715,000	--	900,000

Notes:
(1)
Each NEO, with the exception of Mr. D’Ambrosio, is entitled to an amount equal to 12 months’ premium contributions paid on his behalf immediately prior to a Change of Control in connection with his participation in Peak Mineral’s health insurance plan, if any, and retirement plan, if any.  Mr. D’Ambrosio is entitled to an amount equal to 24 months’ premium contributions.

(2)
Each NEO’s vested options shall be exercisable for a period of the earlier of 90 days or the expiry date of the options if he shall cease to be an Eligible Person (as defined in the option plan).  This calculation assumes that the employee exercises all vested options as of December 31, 2013.

Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. D’Ambrosio, Dye, Thunell, and Silleroy on termination without Cause on December 31, 2013, other than for death or disability.  If an NEO is terminated without Cause for any reason other than death or disability, then Peak Minerals shall give the NEO written notice of such termination, which shall be effective upon giving notice:

Name	Severance Period (# of months)	Base Salary(1) ($)	Option Based Awards(3) ($)	Total Incremental Payment ($)
Lance D’Ambrosio(2)	6	185,000	--	92,500
Richard Dye(2)	6	225,000	--	112,500
Spencer Thunell(2)	6	155,000	--	77,500
Woods Silleroy(2)	6	150,000	--	75,000
Totals		715,000	--	357,500

Notes:
(1)	Amounts represent annual base salaries, which would be prorated based on the number of months of severance.
(2)
Each NEO is entitled to an amount equal to six months’ premium contributions paid on his behalf immediately prior to the termination in connection with his participation in Peak Mineral’s health insurance plan, if any, and retirement plan, if any.

(3)
Each NEO’s vested options shall be exercisable for a period of the earlier of 90 days or the expiry date of the options if he shall cease to be an Eligible Person (as defined in the option plan).  This calculation assumes that the employee exercises all vested options as of December 31, 2013.

None of the benefits described in this section will be payable unless the NEO has signed a general release that has become irrevocable in a form acceptable to Peak Minerals in the reasonable exercise of its discretion releasing Peak Minerals and any related companies, including the Company, and their officers, directors, agents, and employees from any and all claims and potential claims arising from or related to the NEO’s employment and termination of employment.

Other Termination

In the event of termination for Cause, death, or disability, the Company shall not pay any incremental payments to any of Messrs. D’Ambrosio, Dye, Thunell, and Silleroy.

Director Compensation

The table below provides all amounts of compensation paid or accrued to each nonemployee director for the twelve months ended December 31, 2013.  Directors who are the Company’s employees are not separately compensated for their services as directors:

		Share-	Option-	Non-equity incentive plan compensation ($)				Total
Name	Fees earned(1) ($)	based awards ($)	based awards(2) ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compen- sation($)	compen- sation ($)
Daniel Basse	--	--	59,239	--	--	--	--	59,239
Theodore Botts	--	--	61,707	--	--	--	--	61,707
Arthur Ditto	--	--	66,644	--	--	--	--	66,644
Thomas Pladsen	--	--	64,175	--	--	--	--	64,175
De Lyle Bloomquist	--	--	59,239	--	--	--	--	59,239
Ramakrishnan Mukundan	--	--	59,239	--	--	--	--	59,239

Notes:
(1)
Directors’ fees during the twelve months ended December 31, 2013, were $nil because the directors elected to receive their 2013 remuneration entirely in the form of share purchase options in lieu of any cash component.

(2)
Represents the total grant date fair value of options granted and may not represent the amounts the recipient will actually realize from the awards.  The fair value of the options has been estimated at the date of the grant in accordance with IFRS using a Black-Scholes option-pricing model.  The fair value of the options granted during the twelve months ended December 31, 2013, was based on the following weighted average assumptions: risk-free interest rate of 1.14%, dividend yield of 0%, a forfeiture rate of 2.15%, volatility factor of 71.76%, and expected life of 3.5 years.  Fair value calculations for all such grants were performed in Canadian dollars, but were converted to U.S. dollars based on a conversion rate of C$1 = $1.0146, which was the conversion rate as at January 4, 2013, the date of issuance.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each nonemployee director as of December 31, 2013:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options(1) (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (C$)	Market or payout value of vested share-based awards not paid out or distributed (C$)
Daniel Basse	43,704 72,566 287,836	1.20 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--
Theodore Botts	43,704 72,566 299,829	1.20 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--
Arthur Ditto	43,704 72,566 323,816	1.20 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--
Thomas Pladsen	43,704 72,566 311,822	1.20 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--
De Lyle Bloomquist	40,655 72,566 287,836	1.29 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--
Ramakrishnan Mukundan	40,655 72,566 287,836	1.29 1.04 0.40	10/13/14 04/05/15 01/04/18	--	--	--	--

Notes:
(1)	Based on the closing price of common shares on the TSXV on December 31, 2013, of C$0.18 per common share.

Stock Option Plan

The Board has adopted, and the shareholders approved in March 2010, an option plan under which equity securities are currently authorized for issuance.  The option plan was reapproved by the shareholders in May 2013.  The table below summarizes information in relation to the common shares reserved for issuance under the option plan as of December 31, 2013:

Plan	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options (C$)	Number of securities remaining available for future issuance under the plan
Option Plan (approved by shareholders)	4,832,758	0.78	5,996,588(1)
Option Plan (not approved by shareholders)	N/A	N/A	N/A

Note:
(1)	Based on 10% of the Company’s issued and outstanding common shares as of December 31, 2013.

As of April 25, 2014, there are outstanding options to purchase 4,832,758 common shares, representing approximately 6.21% of the current issued and outstanding common shares, of the Company.  Since the commencement of the Company’s last financial year to date, no options have been exercised by the Company’s directors or officers.

The Option Plan

The option plan provides that up to 10% of the issued and outstanding common shares from time to time may be reserved for issue upon the exercise of options granted.

The purpose of the option plan is to attract, retain, and motivate directors, officers, employees, and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth.  The options are nonassignable and may be granted for a term not exceeding five years.

Options may be granted to directors, officers, employees, and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time.  The total number of common shares that may be reserved for issuance to any one individual under the option plan within any one-year period shall not exceed 5% of the issued and outstanding common shares.  The maximum number of common shares that may be reserved for issuance to insiders under the option plan, any other employer stock option plans, or options for services shall be 10% of the common shares issued and outstanding at the time of the grant (on an undiluted basis).  The maximum number of common shares that may be issued to insiders under the option plan, together with any other previously established or proposed share compensation arrangements, within any one-year period shall be 10% of the issued and outstanding common shares.  The maximum number of common shares that may be issued to any one insider and his associates under the option plan, together with any other previously established or proposed share compensation arrangements, within a one-year period shall be 5% of the common shares outstanding at the time of the grant (on an undiluted basis).

The maximum number of stock options that may be granted to any one consultant under the option plan, any other employer stock option plans, or options for services, within any 12-month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on an undiluted basis).  The maximum number of stock options that may be granted to any persons performing investor relations services under the option plan, any other employer stock option plans, or options for services, within any 12-month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on an undiluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

C.           Board Practices

The Board is of the view that maintaining effective corporate governance practices is an important factor that contributes to the general success of the Company.  The Company is working towards establishing specific policies regarding corporate governance.  The Board is responsible for the supervision of the Company’s business and affairs.

Composition and Term of Office of the Board

As of the date hereof, the Board is composed of eight directors: Messrs. Ditto, Pladsen, D’Ambrosio, Gentry, Botts, Basse, Bloomquist, and Mukundan.  The independent members of the Board are Messrs. Ditto, Botts, Basse, Pladsen, Bloomquist, and Mukundan, within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) adopted by the Canadian Securities Administrators.  The non-independent members of the Board are Mr. D’Ambrosio (current Chief Executive Officer), and Mr. Gentry.  Messrs. D’Ambrosio and Gentry have been determined to be non-independent within the meaning of NI 58-101 by virtue of their positions as a current or former executive officer of the Company.

The Board is of the opinion that its proposed size is adequate, given the Company’s purpose, and will further the efficiency of its deliberations, while ensuring a diversity of opinion and experience.  The Company believes that each and every director is eager to fulfill his obligations and assume his responsibilities in the best interests of the Company and its shareholders and not in the best interests of himself or a particular group of shareholders.

Board members are proposed for election to directors at the Company’s annual meeting of shareholders.  Each director holds office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or his office becomes vacant by reason of death or other cause:

Director	Current Term Started	Director Since
Lance D’Ambrosio	May 9, 2013	May 20, 2011
Daniel Basse	May 9, 2013	May 20, 2011
Theodore Botts	May 9, 2013	May 20, 2011
Arthur Ditto	May 9, 2013	March 12, 2010
Jeff Gentry	May 9, 2013	May 20, 2011
Thomas Pladsen	May 9, 2013	March 12, 2010
De Lyle Bloomquist	May 9, 2014	October 13, 2011
Ramakrishnan Mukundan	May 9, 2014	October 13, 2011

Service Contracts

See “Employment Agreements” and “Termination and Change of Control Benefits” above for particulars of certain directors’ service contracts with the Company and its subsidiaries, as applicable.  Other than as disclosed herein, the Company does not have any service contracts with directors that provide for benefits upon termination of employment.

All directors of the Company have an obligation to perform their duties and assume their responsibilities in the Company’s best interests.  The Company expects all of its directors to comply with the laws and regulations governing its conduct and, further, is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities.  The Board views good corporate governance as an integral component to the Company’s success and to meet its responsibilities to shareholders.

It is a requirement of applicable corporate law that directors and senior officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material.  These requirements are made clear to all directors and senior officers of the Company.

Board Committees

The Company has three committees: the Audit Committee, the Compensation Committee, and the Technical Advisory Committee.  The Board has established these committees to assist it in fulfilling its mandate and to satisfy various regulatory obligations.  The Board oversees the operations of all three committees, the appointment of committee members, and committee member compensation and conduct.

Audit Committee

The overall purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting and external auditor qualifications and independence, and the performance of the internal audit function and the external auditors.

Charter and Composition of the Audit Committee

The members of the Audit Committee are Messrs. Botts, Bloomquist, Ditto, and Pladsen.  All members are independent directors in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”) and are “financially literate” within the meaning of Section 1.6 of NI 52-110, as a result of their prior financial experience in a management capacity, as a member of an audit committee of a public company, or as a certified accountant performing audit services.  The Audit Committee’s charter is available on the Company’s website at http://epmmining.com.

Relevant Education and Experience

Set out below is a general description of the education and experience of each current Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Thomas Pladsen – Mr. Pladsen holds a BBA from Wilfred Laurier University and obtained a Chartered Accountant designation while practicing with KPMG LLP in Toronto in the 1980s.  He has held various financial positions with TSX- and TSXV-listed companies, including Chief Financial Officer of Katanga Mining Limited, Chief Financial Officer of Andina Minerals Inc, Chief Financial Officer of Merc International Minerals Inc., and currently Chief Financial Officer of Atacama Pacific Gold Corporation.  Mr. Pladsen also serves on the audit committees of four other publicly held companies.

Theodore Botts – Mr. Botts is currently Chairman of Remark Media, Inc.’s audit committee and President of Kensington Gate Capital, LLC, a private corporate finance advisory firm.  Mr. Botts received an MBA from New York University Graduate School of Business Administration and has extensive experience in corporate finance, having served in executive capacities at UBS Group and Goldman Sachs for over 25 years.

De Lyle Bloomquist – Mr. Bloomquist holds an MBA from Tepper School of Business, Carnegie Mellon University, and a B.S. General Management from Brigham University.  Mr. Bloomquist is currently the President of Global Chemicals Business at Tata Chemicals Limited.  He was a Divisional Chief Financial Officer of General Chemical Corporation, and is a member of the audit committee for Tata Chemicals Magadi and Tata Chemicals North America.  Mr. Bloomquist was also a member of Oglebay Norton Company’s compensation committee from February 2005 to November 2007.

Arthur Ditto – Mr. Ditto has over 40 years of experience in the domestic and international mining business.  Mr. Ditto is a registered professional engineer and has completed the executive development program at the University of Illinois.  He served as President and Chief Executive Officer of Katanga Mining Limited for over two years and as President, Chief Operating Officer, Vice Chairman, and Director of Kinross Gold Company for over eight years.

Compensation Committee

See “Executive Compensation – Compensation Governance” for details respecting the function of the Compensation Committee.  The Compensation Committee’s charter is available on the Company’s website at http://epmmining.com/cms.

Relevant Education and Experience

Set out below is a general description of the education and experience of each Compensation Committee member relevant to his performance as a member of the Compensation Committee:

Theodore Botts – Mr. Botts has an MBA from New York University Graduate School of Business Administration and brings with him 25 years of investment banking experience, having service in executive capacities at UBS Group and Goldman Sachs, where he was continually involved with compensation policies and practices.  He is also a member of the compensation committee at Remark Media, Inc.

Daniel Basse – Mr. Basse is the current President of AgResource Company, a company that forecasts agricultural trends.  Professional experience in forecasting and an undergraduate economics degree from the University of Wisconsin, Madison, WI, are valuable assets for aligning the Company’s best interests with long-term shareholder value.

Arthur Ditto – Mr. Ditto has over 40 years of operations and management experience in the mining industry, including as President and Chief Executive Officer of Katanga Mining Limited and President, Chief Operating Officer, Vice Chairman, and Director of Kinross Gold Company.  Mr. Ditto also has an executive development degree from the University of Illinois.

Technical Advisory Committee

The Technical Advisory Committee is composed of Messrs. Bloomquist, Ditto, and Gentry.  The purpose of the Technical Advisory Committee is to assist the Board in providing oversight and assistance in the analysis of technical data and to monitor the implementation and management of technical procedures relating to the execution of the Company’s business plan.  In particular it reviews, monitors, and when necessary revises technical data regarding the Company’s resources and other technical issues.  The Technical Advisory Committee works with management in reviewing its work in support of feasibility studies and the development of potash and other resources; reviews corporate and operational policies regarding the development of Company’s mining operations; and ensures that the Company’s directors are informed about their duties and responsibilities as they relate to the technical operations of the business.  It also reviews and monitors management activities to ensure that the necessary resources are allocated properly and to address risks and opportunities.

D.           Employees

As at December 31, 2013, the Company had six full-time equivalent employees, including employees of its subsidiaries.  These employees are involved in the operations, commercial, permitting, accounting, and administrative functions of the business and are based in Salt Lake City, Utah.  The Company regularly engages independent contractors and other consultants involved in the operations of the business.  During 2013, the Company regularly engaged from five to seven independent contractors.  There has been no significant change in the number of employees or independent contractors since December 31, 2012.

E.           Share Ownership

The following table sets forth, as of April 25, 2014, the outstanding common shares and non-voting common shares owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company’s issued and outstanding common shares:

	Common Shares		Non-Voting Common Shares		Total
	Number	Percent of Class	Number	Percent of Class	Number	Percent
Directors and Senior Management
Lance D’Ambrosio Chief Executive Officer and Director	35,000(1)	0.04%	12,174,673	34.35%	12,209,673	10.78%
Spencer Thunell Chief Financial Officer and Corporate Secretary	20,000(2)	0.03%	--	--	20,000	0.02%
Jeff Gentry Director	--(3)	--	9,919,910	27.99%	9,919,910	8.76%
Rick Dye Vice-President Engineering of Peak Minerals Inc.	1,152,161(4)	1.48%	--	--	1,152,161	1.02%
Woods Silleroy Vice President	1,152,161(5)	1.48%	--	--	1,152,161	1.02%
Arthur Ditto Director	--(6)	--	1,300,000	3.67%	1,300,000	1.15%
Thomas Plasden Director	10,000(7)	0.01%	--	--	10,000	0.01%
Daniel Basse Director	420,689(8)	0.54%	686,306	1.94%	1,106,995	0.98%
Theodore Botts Director	1,519,317(9)	1.95%	--	--	1,519,317	1.34%
De Lyle Bloomquist Director	--(10)	--	--	--	--	--
Ramakrishnan Mukundan Director	--(10)	--	--	--	--	--
Principal Stockholders
Gusiute Holdings (UK Limited)	29,055,612	37.35%	--	--	29,055,612	25.66%
Lance D’Ambrosio	(see above)
Knox Opportunity Fund	1,000,000	1.29%	10,439,596	29.46%	11,439,596	10.10%
Jeff Gentry	(see above)
Goodman Investment Council	6,617,000	8.51%	--	--	6,617,000	5.84%

Notes:
(1)	The calculation of beneficial ownership excludes 333,333 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(2)	The calculation of beneficial ownership excludes 266,667 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(3)	The calculation of beneficial ownership excludes 150,370 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(4)	The calculation of beneficial ownership excludes 350,000 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(5)	The calculation of beneficial ownership excludes 200,000 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.

(6)	The calculation of beneficial ownership excludes 224,209 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(7)	The calculation of beneficial ownership excludes 220,211 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(8)	The calculation of beneficial ownership excludes 212,215 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(9)	The calculation of beneficial ownership excludes 216,213 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.
(10)	The calculation of beneficial ownership excludes 209,166 stock options that were vested as of the table date. See “Compensation” for detailed information about individual option grants.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.           Major Shareholders

See “Directors, Senior Management, and Employees—Share Ownership” above.

Set forth in the following tables are the changes in percentage ownership held by each shareholder who owned of record, or was known by the Company to own beneficially, more than 5% of any class of outstanding stock during the past three fiscal periods:

Gusiute Holdings (UK Limited)
	Common Shares		Non-Voting Common Shares
	Number	Percent of Class1	Number	Percent of Class2
Balance at January 1, 2012	29,055,612	38.17%	--	--
Balance at December 31, 2012	29,055,612	30.01%	--	--
Balance at December 31, 2013	29,055,612	26.83%	--	--
Balance at April 25, 2014	29,055,612	37.35%	--	--

Lance D’Ambrosio
	Common Shares		Non-Voting Common Shares
	Number	Percent of Class1	Number	Percent of Class2
Balance at January 1, 2012	--	--	12,258,460	33.04%
Share conversion from non-voting common shares to common shares	12,258,460		(12,258,460)
Share Purchase	35,000		--
Balance at December 31, 2012	12,293,460	12.70%	--	--
Estate planning transfer of common shares	(83,787)		--
Balance at December 31, 2013	12,209,673	11.27%	--	--
Repurchase of common shares in exchange for non-voting common shares	(12,174,673)		12,174,673
Balance at April 25, 2014	35,000	0.04%	12,174,673	34.35%

Knox Opportunity Fund
	Common Shares		Non-Voting Common Shares
	Number	Percent of Class1	Number	Percent of Class2
Balance at January 1, 2012	1,000,000	1.31%	10,439,596	28.14%
Balance at December 31, 2012	1,000,000	1.03%	10,439,596	63.68%
Share conversion from non-voting common share to common shares	10,439,596		(10,439,596)
Balance at December 31, 2013	11,439,596	10.56%	--	--
Repurchase of common shares in exchange for non-voting common shares	(10,439,596)		10,439,596
Balance at April 25, 2014	1,000,000	1.29%	10,439,596	29.46%

Jeff Gentry
	Common Shares		Non-Voting Common Shares
	Number	Percent of Class1	Number	Percent of Class2
Balance at January 1, 2012	--	--	9,969,910	26.87%
Share conversion from non-voting common shares to common shares	7,200,490		(7,200,490)
Gift of common shares	(50,000)		--
Balance at December 31, 2012	7,150,490	7.38%	2,769,420	16.89%
Balance at December 31, 2013	7,150,490	6.60%	2,769,420	56.15%
Repurchase of common shares in exchange for non-voting common shares	(7,150,490)		7,150,490
Balance at April 25, 2014	--	--	9,919,910	27.99%

Goodman Investment Council
	Common Shares		Non-Voting Common Shares
	Number	Percent of Class1	Number	Percent of Class2
Balance at January 1, 2012	6,617,000	8.69%	--	--
Balance at December 31, 2012	6,617,000	6.83%	--	--
Balance at December 31, 2013	6,617,000	6.11%	--	--
Balance at April 25, 2014	6,617,000	8.51%	--	--

Notes:
(1)	Percent of class based on the following common shares outstanding:

Date	Common Shares Outstanding
January 1, 2012	76,122,769
December 31, 2012	96,831,719
December 31, 2013	108,293,457
April 25, 2014	77,786,837

(2)	Percent of class based on the following non-voting common shares outstanding:

Date	Non-Voting Common Shares Outstanding
January 1, 2012	37,103,120
December 31, 2012	16,394,170
December 31, 2013	4,932,432
April 25, 2014	35,439,052

Set forth below is the approximate ownership of the Company’s common shares and non-voting common shares by United States residents and residents of other countries as of April 25, 2014:

	Common Shares		Non-Voting Common Shares
	Number	Percent	Number	Percent
United States residents	35,831,220	46.06%	35,439,052	100.00%
Not United States residents	41,955,617	53.94%	--	--

Foreign Private Issuer Status

Until mid-2013, the Company was a “foreign private issuer” as defined in Rule 3b-4 promulgated under the Securities Exchange Act of 1934 in that less than 50% of the Company’s voting securities were directly or indirectly held of record by United States residents.  As a result of the conversion by principal owners of an aggregate of 20,708,950 non-voting common shares held by United States residents to common shares, more than 50% of the Company’s voting securities became held by United States residents.  Accordingly, as of June 30, 2013, the end of the Company’s second fiscal quarter, more than 50% of the Company’s common shares were held by United States residents.  Therefore, the Company became obligated to register its common stock under Section 12(g) of the Exchange Act and is filing this registration statement to fulfill that obligation.

Although the Company lost its foreign private issuer status as of the end of its second fiscal quarter in 2013, prior to filing this registration statement it regained foreign private issuer status as a result of the exchange of 31,370,400 shares of outstanding common stock held by affiliates for the same number of shares of non-voting common stock in March 2014, as noted above.  That exchange of non-voting common stock for previously outstanding common stock enabled the Company to file its registration statement under Section 12(g) of the Exchange Act on this Form 20-F.

A foreign private issuer may terminate the registration of its common stock and its obligation to file periodic reports under the Exchange Act if:  (a) it has filed such reports for at least 12 months, including at least one annual report; (b) it has not sold in the United States securities in a public offering registered under the Securities Act of 1933, with certain exceptions; (c) it has maintained a listing of the securities on one or more exchanges in a foreign jurisdiction as its primary trading market; and (d) either: (i) the average United States trading volume for the securities for 12 months was less than 5% of the average worldwide daily trading volume for such securities; or (ii) the issuer has less than 300 shareholders worldwide or in the United States.  The Company may elect to terminate the registration of its common stock under the Exchange Act if and when it meets the foregoing criteria.

As of April 25, 2014, the Company had approximately 3,053 stockholders of record who were Canadian residents.

B.           Related-Party Transactions

The following transactions between the Company, on the one hand, and its directors, executive officers, and other affiliates, on the other, were not the result of arm’s-length negotiations.

Emerald Peak Transactions

The Company’s Acquisition of 40% Interest

Lance D’Ambrosio and Jeff Gentry organized Emerald Peak Minerals, L.L.C., in 2008 to acquire initial SITLA leases in the Sevier playa to initiate a potash exploration project.  Following its organization, in order to fund the acquisition of the SITLA leases through a competitive bidding process, Emerald Peak raised capital through the sale of incentive units and convertible notes.  During the triangular amalgamation in May 2011, the incentive units and convertible notes were converted into 7,300,304 non-voting shares and 8,810,065 voting shares, respectively, of 44170 Yukon.  Following the amalgamation, 44170 Yukon contributed these convertible notes to Peak Minerals, which in turn contributed the convertible notes to Emerald Peak for an approximate 40% interest in Emerald Peak.

Messrs. D’Ambrosio and Gentry own the 60% equity interest in Emerald Peak not owned by the Company.  Under the Emerald Peak Agreement, Emerald Peak retains only a nonoperating interest in overriding royalties from the SITLA leases, which will be shared 40% by the Company and 60% by Messrs. D’Ambrosio and Gentry.

Emerald Peak Agreement.

On April 18, 2011, prior to the triangular amalgamation, the Company’s Peak Minerals subsidiary entered into the Emerald Peak Agreement, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  Peak Minerals agreed to reimburse certain lease acquisition costs and bear all further costs associated with exploring and developing the state leases and will receive all revenues from operations, subject to the obligation to pay Emerald Peak the greater of $40,000 per year or a 7.5% overriding royalty on all potash production allocated to the state leases.  Peak Minerals will be the designated unit operator upon the approval of a unitization agreement between Emerald Peak, Peak Minerals, LUMA, BLM, and SITLA.

The Company paid Emerald Peak $40,000 in each of 2012 and 2013 as required by the Emerald Peak Agreement.  No accounts payable or receivables between the parties existed as at December 31, 2013.

Black Horse

The Company provides certain office facilities and related administrative services to Black Horse Resources, Inc. (“Black Horse”), a related party controlled by Lance D’Ambrosio and Jeff Gentry, principal stockholders, directors, and executive officers.  Black Horse reimburses the Company for such shared administrative services at the Company’s estimate of the costs of such services.  The amount reimbursed by Black Horse to the Company was $5,207 for 2012, of which $453 remained unpaid as at December 31, 2012.  During 2013, Black Horse reimbursed the Company $6,976 for administrative facilities and the lease of a conference room.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

The Company’s financial statements are stated in United States dollars and are prepared in accordance with IFRS.  The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)
audited financial statements of the Company for the twelve months ended December 31, 2013, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements; and

(b)
audited financial statements of the Company for the twelve months ended December 31, 2012, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

These financial statements can be found under “Item 17.  Financial Statements” below.

Export Sales

Not applicable.

Legal Proceedings

On March 21, 2011, the Southern Utah Wilderness Alliance (“SUWA”) filed a Notice of Appeal with the IBLA giving notice of its intent to appeal the BLM’s February 17, 2011 Decision Record (“DR”) and FONSI approving the Sevier Lake Competitive Potash Leasing Proposal based on a February 2011 environmental assessment prepared pursuant to NEPA (the “leasing environmental assessment”).  On August 12, 2011, the Company was notified that SUWA filed its Statement of Reasons challenging the adequacy of the leasing environmental assessment and thereby jeopardizing the Company’s federal potash leases.

On November 4, 2011, SUWA filed a Petition for Immediate Stay with the IBLA, requesting a stay of “effectiveness” of the leasing proposal.  On November 23, 2011, SUWA filed an appeal and a second Petition for Immediate Stay with the IBLA, this time requesting a stay of “effectiveness” of the October 28, 2011 DR and FONSI by BLM’s Fillmore Field Office approving the exploration environmental assessment.

On March 14, 2012, the Company announced it had received a favorable decision from the IBLA denying SUWA’s two petitions for immediate stay filed in November 2011.  In its order, the IBLA analyzed SUWA’s arguments and carefully reviewed the leasing environmental assessment and exploration environmental assessment and ruled that SUWA had failed to meet its burden of satisfying the criteria for a stay in either appeal.  Namely, the IBLA found that SUWA had not shown that it was likely to prevail on the merits of its appeal; that it failed to show the likelihood of immediate and irreparable harm if a stay was not granted; that the relative harm to the Company was greater than any harm that SUWA had shown; and that the public interest in mineral development weighed in favor of leasing, exploring for, and potentially developing the potash resources in the Sevier playa.

In an Order dated January 23, 2013, the IBLA denied SUWA’s appeal of the BLM’s DR and FONSI on the leasing environmental assessment and affirmed that decision.

In an Order dated April 18, 2013, the Company obtained a favorable decision from the IBLA affirming the BLM’s DR and FONSI on the exploration environmental assessment and denying the appeal by SUWA of said DR and FONSI.  This final action by the IBLA favorably resolved all outstanding environmental appeals and petitions.

Other than the above, the Company knows of no other material, active, pending, or threatened legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Policy on Dividend Distributions

The Company has not declared any dividends since its inception and does not anticipate that it will do so in the foreseeable future.  The Company currently intends to retain future earnings, if any, to finance the development of its business.  Any future payment of dividends or distributions will be determined by the Board on the basis of the Company’s earnings, financial requirements, and other relevant factors.

B.           Significant Changes

(a)           Common Share Conversion

Immediately preceding March 27, 2014, there were 108,293,457 common shares and 4,932,432 non-voting common shares outstanding on a non-diluted basis.  On March 27, 2014, the Company announced that it had entered into share repurchase agreements with certain holders of common shares to purchase common shares from these holders in exchange for non-voting common shares.  The transaction was effected to assist the Company to achieve its “foreign private issuer” status under applicable United States securities laws, because as a result of this transaction less than 50% of the Company’s voting securities were owned by United States residents.

Following completion of the transaction, the Company had 76,923,057 common shares and 36,302,832 non-voting common shares outstanding on a non diluted basis.  The non-voting common shares are convertible into common shares on a one-for-one basis at the holder’s discretion.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, and Jeff Gentry, a director of the Company, participated in the transaction.  The sales to Mr. D’Ambrosio and Mr. Gentry were considered “related-party transactions” for the purposes of Multilateral Instrument 61-101 (“MI 61-101”).  However, the sales were not subject to the minority approval and formal valuation requirements under MI 61-101 as there was an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration, for the sale, insofar as it involves the interested parties, exceeded 25% of the Company’s market capitalization.  Both Mr. D’Ambrosio and Mr. Gentry abstained from voting at the meeting of the board of directors held to approve the transaction.

Mr. D’Ambrosio agreed to sell 12,174,673 common shares for cancellation in return for 12,174,673 non-voting common shares, and Mr. Gentry agreed to sell 7,150,490 common shares for cancellation in return for 7,150,490 non-voting common shares. All vendors of common shares were residents in the United States and no purchases were made from persons who are in a jurisdiction of Canada or whose last address as shown on the books of the Company is in a jurisdiction of Canada.

(b)           Arrangement of $3.2 Million Financing

On April 7, 2014, the Company announced that it had entered into a binding term sheet with Extract Capital LP (“Extract”), an unrelated party, for a $2.5 million loan (“Extract Loan”).  In addition, the Company entered into a binding term sheet with certain directors of the Company (the “Financing Directors”) for a $700,000 loan (“Director Loan” and collectively with the Extract Loan, the “Financing”).  The Financing will be used by the Company to fund operations and project-related activities for the Sevier Playa Project.

Under the terms of the Extract Loan, the Company will borrow the principal sum of $2.5 million issued at a 2% discount to par with a term of 60 months.  The Extract Loan will bear interest at a variable rate equal to US$ 12-month LIBOR plus 650 basis points (“bps”) per annum calculated on the outstanding principal on a 360-day/year basis.  At the Company’s option, it may elect to capitalize monthly interest at a rate of US$ 12-month LIBOR plus 850 bps.  LIBOR shall have a minimum of 200 bps for the purposes of interest rate calculation.  Additionally, the Company will issue to Extract 1,500,000 common shares and 750,000 common share purchase warrants (the “Extract Warrants”).  The Extract Warrants shall have an exercise price of C$0.36 per share, which is a 100% premium to the volume weighted average price  of the common shares over the twenty days before the date of acceptance of the Extract term sheet, and be exercisable for a period that is five years from the closing date of the Extract Loan.

The Company will provide Extract with a production fee of $1.70/tonne of production of sulphate of potash.  The production fee may be repurchased at any time by the Company for a lump sum payment equal to: (a) $250,000 if the Extract Loan is repaid in full on or before six months from the closing date; (b) $750,000 if the Extract Loan is repaid after six months and on or before 12 months from the closing date; (c) $1,000,000 if the Extract Loan is repaid after 12 months and on or before 18 months from the closing date; and (d) $1,500,000 if the Extract Loan is repaid after 18 months from the closing date.  Extract shall receive a 3% arrangement fee at closing and shall be reimbursed by the Company for its transaction-related expenses up to a maximum of $100,000.  Extract shall also be entitled to a $50,000 break fee if, within 60 days, the closing conditions of the Company have not been met or the Company elects not to execute the definitive loan agreements.

Under the terms of the Director Loan, the Company will borrow the principal sum of at least $700,000 with a term of 24 months.  Interest shall accrue monthly in arrears and shall be computed on a monthly basis at Financing Director’s cost of debt capital (“Director’s Rate”), plus 850 bps per annum, of the outstanding loan amount calculated on a 360-day/year basis.  The Director’s Rate shall have a minimum of 200 bps for calculation of the interest rate.  Additionally, the Company will issue the Financing Directors an aggregate of 1,050,000 common share purchase warrants (the “Director Warrants”).  The Director Warrants shall also have an exercise price of C$0.36 per share and be exercisable for a period that is two years from the closing date of the Director Loan.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, Daniel Basse, a director of the Company, and Theodore Botts, a director of the Company are participating in the Director Loan.  The participation by each of the Financing Directors is considered a “related-party transaction” for the purposes of MI 61-101.  However, their participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the interested parties, exceeds 25% of the Company’s market capitalization.  The Financing Directors abstained from voting at the meeting of the board of directors held to approve the Financing.

Under the terms of the Financing, the Company will provide a perfected senior security interest in substantially all of the Company’s assets.  The Financing is anticipated to close imminently and is subject to regulatory approval.  The securities issued under the Financing will be subject to a four month hold period.

(c)           Amendment to Relationship Agreement with Gusiute Holdings (UK) Limited

On April 11, 2014, the Company amended its Relationship Agreement, dated September 2, 2011, with Gusiute Holdings (UK) Limited – an indirect wholly owned subsidiary of Tata Chemicals Limited.  The Relationship Agreement was amended to extend Gusiute’s anti-dilution right for another three years and to eliminate Gusiute’s obligation to vote for the Company’s nominees for election as directors.  Gusiute elected not to exercise its anti-dilution rights in connection with the Financing.

ITEM 9.  THE OFFER AND LISTING

A.           Offer and Listing Details

Price History

Full Financial Years

The common shares of the Company currently trade on the TSXV under the symbol “EPK” and on OTCQX under the ticker symbol “EPKMF.”  The common shares commenced trading on the TSXV effective at the opening on June 21, 2011, under the symbol “EPK.”  On December 27, 2012, the Company announced that its common shares were approved for trading on OTCQX under the symbol “EPKMF.”

The market prices for the Company’s common stock consist of trading prices in the case of TSXV and interdealer bid quotations, without markups, markdowns, commissions, or adjustments, that may not represent actual transactions in the case of OTCQX.  The annual high and low market prices of the Company’s common shares for full financial years on the TSXV and OTCQX were as follows:

	TSXV (Canadian Dollars)		OTCQX (United States Dollars)
	High	Low	High	Low
2013	0.59	0.16	0.60	0.14
2012	1.25	0.35	0.40	0.40

Full Financial Quarters (two most recent full financial years)

The high and low market prices of the Company’s common shares for each full financial quarter for the two most recent full financial years on the TSXV and OTCQX were as follows:

	TSXV (Canadian Dollars)		OTCQX (United States Dollars)
Quarter Ended	High	Low	High	Low
March 31, 2014	0.30	0.10	0.25	0.10
December 31, 2013	0.25	0.16	0.27	0.14
September 30, 2013	0.34	0.25	0.35	0.24
June 30, 2013	0.47	0.30	0.47	0.28
March 31, 2013	0.59	0.39	0.60	0.30
December 31, 2012	0.60	0.35	0.40	0.40
September 30, 2012	0.88	0.58	N/A	N/A
June 30, 2012	1.04	0.50	N/A	N/A

Most Recent Six Months

The high and low market prices of the Company’s common shares for each month for the most recent six months on the TSXV and OTCQX were as follows:

	TSXV (Canadian Dollars)		OTCQX (United States Dollars)
Month Ended	High	Low	High	Low
March 31, 2014	0.30	0.10	0.25	0.10
February 28, 2014	0.18	0.13	0.17	0.14
January 31, 2014	0.23	0.17	0.18	0.17
December 31, 2013	0.20	0.16	0.18	0.14
November 30, 2013	0.22	0.17	0.22	0.17
October 31, 2013	0.25	0.17	0.27	0.17

Transfers of Common Shares

The Company’s registrar and transfer agent is TMX Equity Transfer Services at its principal office at 200 University Avenue, Suite 300, Toronto ON M5H 4H1.

B.           Plan of Distribution

Not applicable.

C.           Markets

The Company is listed on the TSXV and its common shares trade under the ticker symbol “EPK.”  The common shares also trade on the OTCQX under the ticker symbol “EPKMF.”

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.           Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares, an unlimited number of non-voting common shares, and an unlimited number of preference shares without par value.  As of December 31, 2013, there were 108,293,457 common shares, 4,932,432 non-voting common shares, and no preference shares issued and outstanding.  As of April 25, 2014, there are 77,786,837 common shares, 35,439,052 non-voting common shares, and no preference shares issued and outstanding:

	Number of shares issued		Share capital
	Voting common	Non-voting common	Voting common	Non-voting common
Balance as at January 1, 2012	76,122,769	37,103,120	$ 38,974,318	$ 12,047,764
Share conversions from non-voting to voting	20,708,950	(20,708,950)	6,724,409	(6,724,409)
Balance as at December 31, 2012	96,831,719	16,394,170	$ 45,698,727	$ 5,323,355
Share conversions from non-voting to voting	11,461,738	(11,461,738)	3,721,744	(3,721,744)
Balance as at December 31, 2013	108,293,457	4,932,432	$ 49,420,471	$ 1,601,611
Repurchase of voting shares in exchange for non-voting shares	(31,370,400)	31,370,400	(10,186,291)	10,186,291
Share conversions from non-voting to voting	863,780	(863,780)	280,478	(280,478)
Balance as at April 25, 2014	77,786,837	35,439,052	$ 39,514,658	$ 11,507,424

Common Shares

The holders of common shares are entitled to notice of, to attend, and to one vote per share held at any meeting of the Company’s shareholders (other than meetings of a class or series of shares of the Company other than the common shares as such).  The holders of common shares shall be entitled to receive dividends as and when declared by the Board, provided that no dividend may be declared in respect of, or any benefit conferred upon the holder of, common shares unless concurrently therewith the same dividend per share in respect of, or the same benefit per share is conferred upon the holders of, non-voting common shares.  In addition, the holders of common shares are entitled, in the event of the liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, to share ratably, together with the holders of non-voting common shares, in such assets of the Company as are available for distribution.

Non-Voting Common Shares

Further to the above-mentioned rights, the holders of non-voting common shares are entitled to receive notice of, and to attend, any meeting of the shareholders of the Company; provided that, except as required by law, the holders of the non-voting common shares shall not be entitled as such to vote at any meeting of the shareholders of the Company.  The holders of the non-voting common shares are entitled to receive all informational documents and other communications required to be sent to the holders of common shares by applicable law or by any stock exchange on which the common shares are listed.  In addition, neither the common shares nor the non-voting common shares shall be subdivided, consolidated, reclassified, or otherwise changed unless, contemporaneously therewith, the shares of the other of such classes are subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

Subject to applicable law, if an offer to purchase common shares is made to each holder of common shares, each outstanding non-voting common share shall be redeemed by the Company at the value of the consideration offered under the offer that, in the case of noncash consideration, shall be determined solely by the Board, acting reasonably.  However, this redemption right shall not come into effect if: (i) one or more shareholders of the Company who did not make or act in concert with the person or persons making the offer and who, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over, not less than 50% of the outstanding common shares, determine within five business days after the offer date that he or they will continue to so own or exercise control or direction over, in the aggregate, of 50% or more of the outstanding common shares; (ii) contemporaneously with the offer, an offer is made to the holders of non-voting common shares upon the same terms and conditions as those contained in the offer, including the consideration to be paid to the holders of common shares and the offer is for the same percentage of non-voting common shares as the percentage of common shares sought to be acquired under the offer, excluding in each case the number of shares then owned by the offeror; (iii) the Board determines within five business days after the offer date that the offer is not bona fide or is made primarily for the purpose of causing the redemption rights to come into effect and not primarily for the purpose of acquiring common shares; or (iv) the offer is not completed in accordance with its terms.

The non-voting common shares shall be convertible into common shares at the election of the holder of any non-voting common shares.  If converted, each non-voting common share may be converted into one common share without the payment of additional consideration.  Each non-voting common share shall be convertible, at the option of the holder thereof, at any time and from time to time, and by the holder thereof.

The Company may, with the approval of the Board, enter into transactions with shareholders to exchange their common shares for non-voting common shares.  Non-voting common shares are, by their terms, convertible into common shares at the election of the holder.

Warrants

There were no share purchase warrants outstanding as at December 31, 2013, or April 25, 2014.

Stock Options

As at December 31, 2013, and April 25, 2014, the Company had the following outstanding stock options to purchase the Company’s common shares:

Number Outstanding	Number Exercisable	Exercise Price (Canadian Dollars)	Expiry Date
525,000(1)	350,000	$1.81	August 25, 2016
81,310(2)	81,310	1.29	October 13, 2014
174,816(2)	174,816	1.20	October 13, 2014
489,821(3)	489,821	1.04	April 5, 2015
925,000(4)	616,666	1.04	April 5, 2017
2,636,811(5)	878,937	0.40	January 4, 2018
Total: 4,832,758	Total: 2,591,550

Notes:
(1)      Options were granted on August 25, 2011, and vest equally over three years; 1/3 on each anniversary date.
(2)      Options were granted on October 13, 2011, and vested fully on the first anniversary of the grant date.
(3)      Options were granted on April 5, 2012, and vested fully on the first anniversary of the grant date.
(4)      Options were granted on April 5, 2012, and vest equally over three years; 1/3 on each anniversary date.
(5)      Options were granted on January 4, 2013, and vest equally over three years; 1/3 on each anniversary date.

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

The Company has no convertible obligations or other outstanding equity-linked securities, or subscription rights that have been granted.

History

Twelve Months Ended December 31, 2013

During the twelve months ended December 31, 2013, there was a one-for-one share conversion from non-voting common shares to common shares of 11,461,738 shares.  In addition, the Company granted 2,636,811 stock options.

Twelve Months Ended December 31, 2012

During the twelve months ended December 31, 2012, there was a one-for-one conversion from non-voting common shares to common shares of 20,708,950 shares.  In addition, the Company granted 1,414,821 stock options, and 43,704 stock options were forfeited.  On December 27, 2012, the Company announced that its common shares were approved for trading on OTCQX under the symbol “EPMMF.”  The symbol was subsequently changed to “EPKMF” to more closely mirror the Company’s TSXV symbol.

B.           Memorandum and Articles of Association

Incorporation

The Company was incorporated under the Ontario Business Corporation Act effective June 20, 1986, under the name Reed Lake Exploration Ltd.  On November 27, 1996, the Company amalgamated and changed its name to Westhope Capital Corp.  On March 12, 2010, the Company amended its articles, consolidated its outstanding common shares, changed its name to EPM Mining Ventures Inc., and filed articles of continuance in the Yukon.

Objects and Purposes of the Company

There are no restrictions on the business the Company is allowed to conduct.

Voting on Certain Proposal, Arrangement, Contract, or Compensation by Directors

The directors manage the Company’s business and affairs.  The power of the directors may be exercised by resolution passed at a meeting or in writing.  The directors are paid for their services as determined by the Board.

Borrowing Powers of Directors

The directors have no limit on the borrowing authority on behalf of the Company.  The directors may borrow money on the credit of the Company and charge, mortgage, hypothecate, pledge, or otherwise create security interests in the Company’s assets.

Qualification of Directors

Each person shall be qualified for election as a director if he is 19 years of age or older and of sound mind, as determined by a court in Canada or elsewhere, and does not have the status of bankrupt.

Share Rights

See “Share Capital” above for a summary of the Company’s authorized capital and the special rights and restrictions attached to the Company’s common shares, non-voting common shares, and preference shares.

Procedures to Change the Rights of Shareholders

The annual meeting of shareholders shall be held at such time and such place as the Board or President may from time to time determine.  At any meeting of shareholders, generally, a question shall require a majority of the shareholder vote.

Meetings

The meetings of shareholders may be held at such place or places as the directors may determine in their discretion.

C.           Material Contracts

There are no contracts of the Company, other than contracts entered into in the ordinary course of business or previously disclosed herein, that are material to the Company and that were entered into by the Company within the two years immediately preceding the publication of this document.  See “Information on the Company” and “Major Shareholders and Related-Party Transactions.”

D.           Exchange Controls

Except as discussed below, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of interest, dividends, or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the “IC Act”) governs acquisitions of Canadian business by a non-Canadian person or entity.  The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of “control” in certain Canadian businesses in the following circumstances:

1.
If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement (“NAFTA”) and/or the World Trade Organization (“WTO”), any direct acquisition having an asset value exceeding $179,000,000 is reviewable.  This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services, and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable-form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2.
If the investor is a non-Canadian and is not a national of a country belonging to NAFTA or WTO, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3.
If the investor is a non-Canadian and is a national of a country belonging to NAFTA or WTO, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services, or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian company carrying on business in Canada; or (iii) the acquisition of voting shares of an entity that controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a company, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian company or an equivalent undivided interest in the voting shares of such company are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian company is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian company is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian company is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures, or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian company is controlled by a non-Canadian, the acquisition of control of any other Canadian company by such company may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian company is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

E.           Taxation

The following summary of the material Canadian federal income tax consequences generally applicable respecting the common shares reflects the Company’s opinion.  The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, company, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident, and generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are residents in the United States, have never been residents in Canada, deal at arm’s length with the Company, hold their common shares as capital property, and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980), as amended (the “Tax Convention”), as at the date of the registration statement and the current administrative practices of Canada Revenue Agency.  This summary does not take into account provincial income tax consequences.

Each holder should consult his own tax adviser respecting the income tax consequences applicable to him in his own particular circumstances.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding, and disposing of common shares of the Company for a shareholder of the Company who is not a resident of Canada, but is a resident of the United States, and who will acquire and hold common shares of the Company as capital property for the purposes of the Canadian Tax Act.  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law, although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and United States tax advisers.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Tax Convention.

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a company resident in Canada.  The Company is responsible for withholding of tax at the source.  The Tax Convention limits the rate to 15% if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a company that beneficially owns at least 10% of the voting stock of the payor company.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid-up or stated capital of the Company had increased by reason of the payment of such dividend.  The Company will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Tax Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational, or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement, or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains (and may deduct allowable capital losses) realized on a disposition of “taxable Canadian property.”  Common shares of the Company will constitute taxable Canadian property of a shareholder at a particular time: (a) if the shareholder used the shares in carrying on business in Canada; (b) if at any time in the five years immediately preceding the disposition, 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at arm’s length; and (c) in certain other circumstances.

The Tax Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)
the shareholder was a resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

The Tax Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)
the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)
the shareholder was a resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Certain United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of common shares of the Company.  This discussion does not cover any state, local, or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective holder, and no opinion or representation respecting the United States federal income tax consequences to any such U.S. Holder or prospective holder is made.  The following summary is not intended to be used, and cannot be used, by any person for the avoidance of any penalties respecting taxes that may be imposed on such person.  U.S. Holders and prospective holders of common shares of the Company are urged to consult their own tax advisers about the federal, state, local, and foreign tax consequences of purchasing, owning, and disposing of common shares of the Company.

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares of the Company who is a citizen or resident of the United States, a company (or an entity that has elected to be treated as a company under Treasury Regulation Sections 301.7701-3) created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in Section 7701(a)(31)(A) of the Code) and a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary (as described in Section 7701(a)(30)(E) of the Code).  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging, or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets.  This summary does not address the consequences to a person or entity holding an interest in a shareholder of the Company or the consequences to a person of the ownership, exercise, or disposition of any options, warrants, or other rights to acquire common shares of the Company.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) respecting common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income.  (See a more detailed discussion at “Foreign Tax Credit” below.)  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Dividend income will be taxed at marginal tax rates applicable to ordinary income unless they are qualified dividends, which are taxed at rates from 0% to 20%.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  An additional tax is imposed on individuals, estates, and trusts at a rate of 3.8% on the lesser of net investment income (interest, dividends, capital gains, rental and royalty income, non-qualified annuities, and income from passive activities, less expenses allocable to that income) or the excess of adjusted gross income (modified to include income from personal services performed abroad that is excluded from gross income) over statutory amounts based on the individual’s filing status.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 20% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax respecting the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his worldwide taxable income.  The various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately respecting specific classes of income such as “passive income,” “high-tax income,” “financial services income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact-specific and U.S. Holders and prospective holders of common shares of the Company should consult their own tax advisers regarding their individual circumstances.

For individuals whose entire income from sources outside the United States consists of passive income and whose total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and for whom an election is made, the general limitation on the foreign tax credit does not apply.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received; and (ii) his tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates, or trusts.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Passive Foreign Investment Company

As a foreign company with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”).  Section 1297 of the Code defines a PFIC as a company that is not formed in the United States and, for any taxable year, either: (i) 75% or more of its gross income is “passive income,” which includes among other types of income, interest, dividends, and certain rents and royalties; or (ii) 50% or more of the average fair market value of its assets produce or are held for the production of “passive income.”

The rule governing PFICs can have significant tax effects on U.S. Holders of foreign companies who are subject to United States federal income taxation.  If a U.S. Holder has not made one of the elections described below to mitigate the adverse effects of owning shares of a PFIC, then special taxation rules under Section 1291 of the Code will apply to: (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his shares; and (ii) certain excess distributions by the Company.  An excess distribution is a current-year distribution received by the U.S. Holder on PFIC stock to the extent that the distribution exceeds 125% of the average amount received by the U.S. Holder during the preceding three years (or, if shorter, the U.S. Holder’s holding period of the shares).

A U.S. Holder is generally required to prorate all gains realized on the disposition of his shares and all excess distributions over the entire holding period for the shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the year the Company was a PFIC) will be taxed as ordinary income at the highest marginal tax rate for each such prior year.  The U.S. Holder also will be liable for interest on the tax liability for each such prior year calculated as if such liability were an underpayment of tax as of the due date for filing the tax return for each such prior year.  A non-corporate U.S. Holder must treat this interest charge as nondeductible personal interest.  The balance of the gain or the excess distribution allocated to the current year and prior year in which the Company was not a PFIC will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred respecting such balance.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds shares, then the Company will continue to be treated as a PFIC respecting such shares, even if it is no longer by definition a PFIC.  A U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above) as if such shares had been sold on the last day of the last taxable year for which it was a PFIC.

A U.S. Holder may avoid these consequences in certain circumstances by making an election to be taxed currently on his share of the PFIC’s income (a “qualified electing fund” election) or by making an election to a “mark-to-market” his PFIC shares each year.

A U.S. Holder who elects to treat the PFIC as a Qualified Electing Fund (“QEF”), will be required to currently include in his income for any taxable year in which the Company qualifies as a PFIC his pro-rata share of the Company’s net capital gain (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the U.S. Holder, and ordinary earnings (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the U.S. Holder, regardless of whether such amounts are actually distributed.  The effect of the QEF election is to allow the U.S. Holder to generally treat any gain realized on the disposition of his shares (or deemed to be realized on the pledge of his shares) as capital gain and treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income.  The QEF election also allows the U.S. Holder to avoid interest charges resulting from PFIC status altogether (see discussion of interest charge above), unless he makes an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s undistributed earnings, in which case interest will be imposed on the deferred tax.  A U.S. Holder’s basis in the shares of a PFIC for which a QEF has been made is increased by the earnings included in gross income and decreased by distributions from the PFIC to the extent of previously taxed amounts.

If the U.S. Holder makes a QEF election in the first year in the U.S. Holder’s holding period in which the Company is a PFIC (sometimes referred to as a “pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year and the election will be effective for that year and each subsequent year.  If, however, the company qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then the U.S. Holder may make a retroactive QEF election, only if he reasonably believed the Company was not a PFIC and filed a protective statement with his tax return for that year, or he obtains IRS permission.

If a U.S. Holder makes a QEF Election after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company, the QEF election will not be effective unless the U.S. Holder elects to treat his Company shares as having been sold for fair market value as of the first day of the year to which the late QEF election is to apply.  Any gain arising from the deemed sale is considered an excess distribution subject the treatment described above.  Alternatively, if the Company is also a “controlled foreign corporation,” the U.S. Holder may make a late QEF election effective by including in income, as a deemed dividend, the U.S. Holder’s share of post-1986 earnings and profits.  The amount of such deemed dividend is also treated as an excess distribution.  U.S. Holders are encouraged to consult their tax advisers regarding the specific consequences of making or not making a QEF Election.

Alternatively, U.S. Holders who hold (actually or constructively) marketable stock of a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the general taxation rules applicable to U.S. Holders of PFIC stock discussed above.  However, if the mark-to-market election is made after the beginning of the holding period for the PFIC stock, then such rules will apply to certain dispositions of, distributions on, and other amounts taxable respecting the Company’s common shares.  A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect the unrealized gain on the PFIC shares, calculated as the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  Unrealized losses in the PFIC shares are reportable only to the extent that gains have been previously reported.  A U.S. Holder’s adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  U.S. Holders should consult their tax advisers regarding the manner of making such an election.

Controlled Foreign Company

If more than 50% of the voting power of all classes of stock entitled to vote or more than 50% of the value of the stock is owned, directly, indirectly, or constructively, by U.S. Holders, each of whom owns directly, indirectly, or constructively 10% or more of the total combined voting power of all classes of stock of the Company, the Company will be treated as a controlled foreign company (“CFC”) under Subpart F of the Code.  If the Company qualifies as a CFC, each 10% U.S. Holder must include in income his pro-rata share of the Subpart F income of the CFC even if the CFC does not make any distributions.  The foreign tax credit described above may reduce the United States tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a shareholder who was a 10% U.S. Holder at any time during the five-year period ending with the sale or exchange is treated as dividend income.  If a foreign company is both a PFIC and a CFC, the foreign company generally will not be treated as a PFIC respecting certain 10% U.S. Holders of the CFC.  This rule generally will be effective for taxable years of U.S. Holders beginning after 1997 and during which the shareholder was a 10% U.S. Holder of the CFC.  The PFIC provisions continue to apply in the case of a PFIC that is also a CFC respecting the U.S. Holders that are less than 10% shareholders.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

Filing of Information Returns

Under a number of circumstances, United States persons acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center.  In particular, under Section 6046 of the Code, any United States person who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  For taxable years ending on or after December 30, 2013, the first U.S. Holder in the chain of ownership that is a PFIC shareholder (including an indirect shareholder) must annually file Form 8621.  In addition, a U.S. Holder that owns PFIC shares through another United States person is also required to file Form 8621 for a taxable year during which such indirect shareholder is treated as receiving an excess distribution from the PFIC, is treated as recognizing gain treated as an excess distribution from a disposition of stock of the PFIC, or includes an amount in income pursuant to a QEF or mark-to-market election.  An exception to the Form 8621 filing requirement is provided for: (i) shareholders who own PFIC stock aggregating $25,000 or less ($50,000 if married filing a joint return and the spouse also owns PFIC stock) and that satisfy certain other requirements; (ii) certain tax-exempt organizations, unless income derived from a PFIC would be taxable; and (iii) U.S. Holders treated as the owners of certain foreign grantor trusts that are foreign pension funds if a tax treaty to which the United States is a party permits taxation on income earned by the pension fund only when the income is paid to or for the benefit of the owner.  Other filing requirements may apply.  United States persons should consult their own tax advisers concerning these requirements.

F.           Dividends and Paying Agents

There is no dividend restriction; however, the Company has not declared any dividends since its inception and does not anticipate that it will do so in the foreseeable future.  The Company currently intends to retain future earnings, if any, to finance the development of its business.  Any future payment of dividends or distributions will be determined by the Board on the basis of the Company’s earnings, financial requirements, and other relevant factors.

There is no special procedure for non-resident holders to claim dividends.  Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax.  See “Taxation” above.

G.           Statements by Experts

The following are the names of each person or company who is named as having prepared or certified a report, valuation, statement, or opinion described, included, or referred to in this registration statement or relating to the twelve months ended December 31, 2013, whose profession or business gives authority to such report, valuation, statement, or opinion:

Michael Blois, MBL Pr. Eng., is the Qualified Person in accordance with NI 43-101 who has reviewed, and is responsible for, the mineral processing and metallurgical testing, recovery methods, infrastructure, capital cost, and operating cost estimates described in this registration statement and has approved it.  Mr. Blois is an independent consultant contracted by the Company.

Lawrence D. Henchel, P. Geo., Vice President Geological Services with Norwest Corporation, is the Qualified Person in accordance with NI 43-101 who has reviewed the resource estimate in this registration statement and has approved it.  Mr. Henchel is an independent consultant contracted by the Company.

Michael Hardy, P. Eng., President with Agapito Associates, Inc., is the Qualified Person in accordance with NI 43-101 who has reviewed the mining methods described in this registration statement and has approved it.  Mr. Hardy is an independent consultant contracted by the Company.

Scott Effner, P.G., Principal Geochemist/Hydrogeologist with Whetstone Associates, is the Qualified Person in accordance with NI 43-101 who has reviewed the hydrogeological modeling content in this registration statement and has approved it.  Mr. Effner is an independent consultant contracted by the Company.

David Waite, P.E., Senior Engineer with CH2M HILL is the Qualified Person in accordance with NI 43-101 who has reviewed the environmental and permitting content of this registration statement and has approved it.  Mr. Waite is an independent consultant contracted by the Company.

The financial statements of EPM Mining Ventures Inc. as at December 31, 2013 and 2012, and for the years then ended, included in this Registration Statement have been so included in reliance on the audit report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.  PricewaterhouseCoopers LLP is a member of the Chartered Professional Accountants of Ontario.

None of the aforementioned persons, nor any directors, officers, or employees of such the aforementioned firms, are currently expected to be elected, appointed, or employed as a director, officer, or employee of the Company or of any associate or affiliate of the Company.

H.           Documents on Display

Any of the documents referred to above can be viewed at the Company’s registered office located at Suite 200 – 204 Lambert Street, White Horse, Yukon, Y1A 3T2 and the Company’s head office located at 2150 South 1300 East, Suite 350, Salt Lake City, Utah, 84106.

This registration statement and the Company’s subsequent 6-K filings can be viewed on the SEC EDGAR website at www.sec.gov.

I.           Subsidiary Information

The Company operates in conjunction with its wholly owned subsidiary, Peak Minerals Canada Limited.  The Company owns 100% of the voting securities of Peak Minerals Canada Limited, which in turn owns 100% of the voting securities of Peak Minerals Inc., a Delaware corporation.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, liquidity risk, and fair value.  Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board.  The Board also provides regular guidance for overall risk management.

Market Risk

Currency Risk

Foreign exchange risk arises when transactions, assets, and liabilities are denominated in a currency that is not the Company’s functional currency.  Due to the fact that the Company has operations with both Canadian dollar and U.S. dollar functional currencies, and holds cash in both Canadian dollars and U.S. dollars, it is exposed to the fluctuation of the foreign exchange rate between the Canadian dollar and the U.S. dollar.  During 2013, the Canadian dollar fluctuated between a low of 0.9348 Canadian dollars per U.S. dollar to a high of 1.0164 Canadian dollars per U.S. dollar.  At the end of 2013, the exchange rate was 0.9402 Canadian dollars per U.S. dollar compared to 1.0051 Canadian dollars per U.S. dollar at the end of 2012.

As at December 31, 2013, the Company held $436,964 (December 31, 2012 – $6,114,127) and C$349,079 (December 31, 2012 – C$4,505,887), of which $393,331 (December 31, 2012 – $6,087,761) and C$nil (December 31, 2012 – C$nil) were held in the United States and $43,633 (December 31, 2012 – $26,366) and C$349,079 (December 31, 2012 – C$4,505,887) were held in Canada.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk against its functional currencies.

As at December 31, 2013, if the Canadian dollar had weakened/strengthened by 5% against the U.S. dollar, with all other variables held constant, net loss for the year would have been approximately $33,000 higher/lower, mainly due to the currency translation to U.S. dollars of the Company’s entities with a Canadian dollar functional currency.

Interest Rate Risk

The Company has cash balances and no interest-bearing debt.  The Company’s current policy is to invest excess cash in investment-grade, short-term deposit certificates issued by the Company’s banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banking institutions.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and accounts receivables.  Cash has been deposited with the Company’s banking institutions, from which management believes the risk of loss to be minimal given the financial strength of its banking institutions with a minimal credit rating of A+/A-1.  Accounts receivable consist of taxes receivable from government authorities and are in good standing as at December 31, 2013.  Management believes that the credit risk concentration respecting financial instruments included in accounts receivable is minimal.

Liquidity Risk

Liquidity risk is a significant risk factor as the Company’s future is dependent upon its ability to obtain sufficient cash from external financing and related parties in order to fund its ongoing permitting and feasibility study work and ultimate project development and construction.  The Company’s approach to managing liquidity risk is to pursue all financing alternatives in connection with the evaluation and development of its Sevier Playa Project to ensure that it will have sufficient liquidity to meet liabilities as they come due.  As at December 31, 2013, the Company had a cash balance of $765,168 (December 31, 2012 - $10,642,993) to settle current liabilities of $1,045,598 (December 31, 2012 - $569,158).  The Company also had committed expenditures as at December 31, 2013 of $56,747 (as at December 31, 2012 – $1,794,574).  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

On April 7, 2014, the Company announced that it had entered into a binding term sheet with Extract Capital LP for a $2.5 million loan. In addition, the Company entered into a binding term sheet with certain of its directors for a $700,000 loan. These loans will be used by the Company to fund operations and project-related activities for the Sevier Playa Project and are expected to close imminently. See “Item 8.B. Significant Changes.”

Fair Value

As at December 31, 2013, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, and trade and other payables.  Cash and cash equivalents, accounts receivable, and trade and other payables are all classified as loans and receivables and are therefore measured at amortized cost.  Due to their short-term nature, their fair values approximate carrying values.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)
audited financial statements of the Company for the twelve months ended December 31, 2013, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements; and

(b)
audited financial statements of the Company for the twelve months ended December 31, 2012, including consolidated statements of financial position, consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows, and notes to the consolidated financial statements.

ITEM 18.  FINANCIAL STATEMENTS

See “Item 17. Financial Statements.”

ITEM 19.  EXHIBITS

The following exhibits are included as part of this registration statement:

Exhibit Number	Title of Document	Location

Item 1	Articles of Incorporation and Bylaws
1.01	Articles of Continuance filed May 20, 2011	This filing.

1.02	Articles of Amendment filed February 2, 2012	This filing.

1.03	Articles of Amendment filed July 27, 2012	This filing.

1.04	Bylaws, as amended	This filing.

Item 2	Instruments Defining the Rights of Holders
	Not applicable	--

Item 3	Voting Trust Agreements
	None	--

Item 4	Material Contracts
4.01	United States Department of the Interior, Bureau of Land Management, Lease exemplar	This filing.

4.02	Utah State Mineral Lease Form—Potash, dated September 1, 2008	This filing.

4.03	Stock Option Plan effective March 9, 2010, with form of option granted to named executive officers and directors and related schedule*	This filing.

4.04	Commercial Services Agreement between Peak Minerals Inc. and Emerald Peak Minerals, L.L.C., dated April 18, 2011	This filing.

4.05	Employment Agreement with Lance D’Ambrosio (Chief Executive Officer), dated May 1, 2011*	This filing.

4.06	Employment Agreement with Spencer Thunell (Chief Financial Officer and Corporate Secretary), dated May 1, 2011, with amendments effective January 1, 2012 and January 1, 2013*	This filing.

4.07	Employment Agreement with Jeff Gentry (Former Vice Chairman), dated May 1, 2011*	This filing.

4.08	Employment Agreement with Richard Dye (Vice President Engineering and Project Development), dated May 1, 2011*	This filing.

4.09	Employment Agreement with Woods Silleroy (Vice President Operations), dated May 1, 2011*	This filing.

4.10	Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated July 15, 2011,	This filing.

Exhibit Number	Title of Document	Location

4.11	License Agreement between Emerald Peak Minerals, L.L.C., and Peak Minerals Inc. dated August 15, 2011	This filing.

4.12	Relationship Agreement between EPM Mining Ventures Inc., and Gusiute Holdings (UK) limited, a subsidiary of Tata Chemicals Limited, dated September 2, 2011	This filing.

4.13	Warrant Agreement between EPM Mining Ventures Inc. and Gusiute Holdings (UK) limited, dated September 2, 2011, including Warrant Certificate	This filing.

4.14	Consulting Agreement between Peak Minerals Inc. and Jeff Gentry, dated March 31, 2012	This filing.

4.15	Amendment No. 1 to Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated June 15, 2012	This filing.

4.16	Notice of Termination of Consulting Agreement dated November 30, 2012*	This filing.

4.17	First Amendment to Commercial Services Agreement between Peak Minerals Inc. and Emerald Peak Minerals, L.L.C., dated May 31, 2013	This filing.

4.18	Amendment No. 2 to Cooperative Development Agreement between Peak Minerals, Inc., and LUMA Minerals, LLC, dated June 15, 2013	This filing.

4.19	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and 4 D Investment Holdings LLC	This filing.

4.20	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and Lance D’Ambrosio	This filing.

4.21	Share Repurchase Agreement dated March 27, 2014, between EPM Mining Ventures Inc. and Jeff Gentry	This filing.

4.22	Binding Term Sheet dated March 31, 2014, between EPM Mining Ventures Inc. and Extract Capital, LLC	This filing.

4.23	Binding Term Sheet dated April 4, 2014, between EPM Mining Ventures Inc. and Lance D’Ambrosio, Daniel Basse, and Theodore Botts	This filing

Item 5	Material Foreign Patents
	Not applicable	--

Item 6	Earnings Per Share Calculation
	Not applicable	--

Exhibit Number	Title of Document	Location

Item 7	Ratio of Earnings to Fixed Charges
	Not applicable	--

Item 8	List of Subsidiaries
8.01	Subsidiaries of the Registrant	This filing.

Item 9	Statement Regarding Financial Statements for Initial Public Offerings
	Not applicable	--

Item 10	Notice Required by Rule 104 of Regulation BTR
	Not applicable	--

Item 11	Code of Ethics
	Code of Ethics	http://epmmining.com

Item 12	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
	Not applicable	--

Item 13	Certification for each Principal Executive Officer and Principal Financial Officer
	Not applicable	--

Item 14	Legal Opinion Respecting Conflicts with Privacy Laws
Not applicable

* Identifies each management contract or compensatory plan or arrangement required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

EPM Mining Ventures Inc.

	By:	/s/ Lance D'Ambrosio
	Name:	Lance D'Ambrosio
	Its:	Chief Executive Officer

Date: April 29, 2014

EPM MINING VENTURES INC.

CONSOLIDATED FINANCIAL STATEMENTS
For the Twelve Months Ended December 31, 2013 and 2012

April 29, 2014

Independent Auditor’s Report

To the Shareholders of
EPM Mining Ventures Inc.

We have audited the accompanying consolidated financial statements of EPM Mining Ventures Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  We were not engaged to perform an audit of the company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of EPM Mining Ventures Inc. and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for the years then ended in accordance with IFRS as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

April 29, 2014

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying audited consolidated financial statements (the “Financial Statements”) of EPM Mining Ventures Inc. (“EPM”) are the responsibility of the Board of Directors and management of the Company.  These Financial Statements have been prepared by management, on behalf of the Board of Directors, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Management acknowledges responsibility for the preparation and presentation of the Financial Statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to EPM’s circumstances.  In the opinion of management, the Financial Statements have been prepared within acceptable limits of materiality and are consistent with IFRS appropriate in the circumstances.

Management has established processes that are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that: (i) the Financial Statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the Financial Statements; and (ii) the Financial Statements fairly present in all material respects the financial condition, results of operations, and cash flows of EPM, as of the date of, and for the period presented by, the Financial Statements.

The Board of Directors is responsible for reviewing and approving the Financial Statements and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management to review the internal controls over the financial reporting process, the Financial Statements, and the auditors’ report.  The Audit Committee also reviews EPM’s Management Discussion and Analysis to ensure that the financial information reported therein is consistent with the information presented in the Financial Statements.  The Audit Committee reports its findings to the Board of Directors for its consideration in approving the Financial Statements for issuance to the shareholders.

Management recognizes its responsibility for conducting EPM’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Financial Position
(Expressed in U.S. Dollars)

As at	December 31, 2013	December 31, 2012

ASSETS

Current
Cash and cash equivalents	$765,168	$10,642,993
Receivables (Note 4)	99,982	25,877
Prepaid expenses	25,711	76,000
	890,861	10,744,870
Non-current
Restricted cash (Note 5)	411,540	336,673
Property, plant and equipment (Note 6)	299,473	304,718
Interest in mineral properties (Note 7)	41,044,144	32,534,265
Investment in associate (Note 8)	6,094,011	6,090,297
	$48,740,029	$50,010,823

LIABILITIES

Current
Trade and other payables (Note 9)	$1,045,598	$500,438
Income tax liability (Note 10)	-	68,720
	1,045,598	569,158
Non-current
Provisions (Note 11)	223,144	192,517
	1,268,742	761,675

SHAREHOLDERS' EQUITY

Voting common shares (Note 12)	49,420,471	45,698,727
Non-voting common shares (Note 12)	1,601,611	5,323,355
Share purchase warrants (Note 12)	-	478,983
Contributed surplus	5,319,048	4,172,496
Accumulated deficit	(8,323,534)	(6,074,693)
Accumulated and other comprehensive loss	(546,309)	(349,720)
	47,471,287	49,249,148
	$48,740,029	$50,010,823

Subsequent events (Note 19)

These consolidated financial statements are authorized for issue by the Board of Directors on April 29, 2014, and signed on the Company’s behalf by:

/s/ Theodore Botts	/s/ Thomas Pladsen
Theodore Botts, Director	Thomas Pladsen, Director

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in U.S. Dollars)

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

EXPENSES (Note 14)
General and administrative	$985,956	$1,165,472
Depreciation	13,536	9,193
Investor relations	213,526	171,446
Professional fees	539,480	695,030
Share-based compensation	554,305	577,945
	(2,306,803)	(2,619,086)

OTHER ITEMS
Interest income	12,178	43,205
Net income (loss) of equity method investee attributable to owners of EPM	5,682	480
Foreign exchange gain (loss)	(23,883)	(25,541)
Loss on disposal of asset	-	(2,703)
Net loss before income tax recovery	$(2,312,826)	$(2,603,645)
Income tax recovery	63,985	517,894
Net loss for the period	$(2,248,841)	$(2,085,751)

OTHER COMPREHENSIVE (LOSS) / INCOME
Foreign currency translation adjustment	(196,589)	374,648
Comprehensive loss for the period	$(2,445,430)	$(1,711,103)

Basic and diluted loss per share	$(0.02)	$(0.02)
Weighted average number of shares outstanding	102,484,083	84,415,448

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Voting common	Non-voting common	Share purchase warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balance as at January 1, 2012	$38,974,318	$12,047,764	$4,390,910	$131,054	$(3,988,942)	$(724,368)	$50,830,736
Foreign currency translation adjustment	-	-	-	-	-	374,648	374,648
Net loss for the twelve months ended December 31, 2012	-	-	-	-	(2,085,751)	-	(2,085,751)
Total comprehensive loss for the period	-	-	-	-	(2,085,751)	374,648	(1,711,103)
Share-based compensation	-	-	-	716,305	-	-	716,305
Transfer of expired warrants	-	-	(3,911,927)	3,325,137	-	-	(586,790)
Share conversions from non-voting to voting	6,724,409	(6,724,409)	-	-	-	-	-
Balance as at December 31, 2012	$45,698,727	$5,323,355	$478,983	$4,172,496	$(6,074,693)	$(349,720)	$49,249,148
Foreign currency translation adjustment	-	-	-	-	-	(196,589)	(196,589)
Net loss for the twelve months ended December 31, 2013	-	-	-	-	(2,248,841)	-	(2,248,841)
Total comprehensive loss for the period	-	-	-	-	(2,248,841)	(196,589)	(2,445,430)
Share-based compensation (Note 12)	-	-	-	667,569	-	-	667,569
Transfer of expired warrants, net of tax effects (Note 12)	-	-	(478,983)	478,983	-	-	-
Share conversions from non-voting to voting (Note 12)	3,721,744	(3,721,744)	-	-	-	-	-
Balance as at December 31, 2013	$49,420,471	$1,601,611	$-	$5,319,048	$(8,323,534)	$(546,309)	$47,471,287

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,248,841)	$(2,085,751)
Adjustments for:
Depreciation and amortization	13,536	9,193
Share-based compensation	554,305	577,945
Net income of equity method investee attributable to owners of EPM	(5,682)	(480)
Loss on disposal on asset	-	2,703
Income tax recovery	(75,131)	(517,894)
Decrease in provisions	(15,088)	(8,591)
Interest income	(12,178)	(43,205)
Changes in working capital:
Receivables	1,027	97,694
Prepaid expenses	(10,711)	(21,000)
Trade and other payables	(10,124)	(31,512)
Operating cash flow before income taxes	(1,808,887)	(2,020,898)
Income taxes paid	(68,720)	-
	(1,877,607)	(2,020,898)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(74,867)	(49,893)
Additions to property, plant and equipment	(72,242)	(43,613)
Additions to mineral properties	(7,696,805)	(7,515,746)
Interest received	12,178	42,331
	(7,831,736)	(7,566,921)

Net change in cash and cash equivalents	(9,709,343)	(9,587,819)
Effect of exchange rate changes in foreign cash	(168,482)	326,595
Cash and cash equivalents, beginning of period	10,642,993	19,904,217
Cash and cash equivalents, end of period	$765,168	$10,642,993

The accompanying notes are an integral part of these consolidated financial statements.

EPM Mining Ventures Inc.
(An Exploration-Stage Entity)
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars)

1.           Nature of Operations

EPM Mining Ventures Inc. (“EPM”) is a public company listed on the TSX Venture Exchange, and its common shares trade under the ticker symbol “EPK.”  EPM’s common shares also trade on the OTCQX International under the ticker symbol “EPKMF.”  EPM is domiciled in Yukon Territory, Canada, and the address of its registered office is 200 – 204 Lambert Street, Whitehorse, Yukon Territory, Y1A 3T2.

EPM, together with its subsidiaries (the “Company”), operates an exploration-stage entity focused on the construction and operation of a major sulphate of potash (“SOP”) project on Sevier Lake playa in southwestern Utah (the “Sevier Playa Project”).  The Company is engaged in exploration, drilling, engineering, and permitting activities on its Sevier Playa Project with the objective of providing a feasibility study and reserve estimates in accordance with the standards of Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects.  The Company completed a Preliminary Feasibility Study (“PFS”) on the Sevier Playa Project in November 2013; but although a PFS has been completed, no claim for mineral reserves has been made at this time pending additional testing planned during the Sevier Playa Project’s feasibility study phase.

These consolidated financial statements (the “Financial Statements”) are prepared using International Financial Reporting Standards (“IFRS”) that are applicable to a going concern that assume the Company will be able to continue to operate for the foreseeable future, realize its assets, and settle its liabilities in the normal course of operations.  The Company’s future is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to fund its ongoing permitting and feasibility study work and ultimate project development and construction.  Management continues to pursue financing alternatives in connection with the evaluation and development of its Sevier Playa Project.  Although the Company has been successful in raising funds in prior reporting periods, there can be no assurance that the steps management is taking, and will continue to take, will be successful in future reporting periods.

2.           Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these Financial Statements are set out below.  These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)           Basis of Preparation

These Financial Statements have been prepared in compliance with IFRS as issued by the International Accounting Standards Board (“IASB”).  Further, the Financial Statements have been prepared under the historical cost convention.

These Financial Statements include the accounts of EPM and its wholly owned subsidiary, Peak Minerals Canada Limited (“Peak Minerals Canada”).  Peak Minerals Canada’s accounts include those of its wholly owned U.S. subsidiary, Peak Minerals Inc. (“Peak Minerals”).  All intercompany accounts and transactions have been eliminated on consolidation.  All amounts, unless specifically indicated otherwise, are presented in United States (“U.S.”) dollars.

(b)           Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted by the Company

The following standards have been adopted by the Company for the first time for the financial year beginning January 1, 2013:

Amendment to International Accounting Standards (“IAS”) 28, Investments in Associates and Joint Ventures, amended the accounting guidance for investments in associates and set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  Management has analyzed and adopted IAS 28 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements.  Management has analyzed and adopted IFRS 10 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 11, Joint Arrangements, requires an entity to classify its interest in a joint arrangement as a joint venture or joint operation.  Under this standard, joint ventures are accounted for using the equity method of accounting, whereas for a joint operation the entity recognizes its share of the assets, liabilities, revenue, and expenses of the joint operation.  Proportional consolidation of joint arrangements is no longer permitted.  Management has analyzed and adopted IFRS 11 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS 12, Disclosure of Interests in other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles.  IFRS 12 carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities.  The adoption of this standard did not result in any changes in measurement in the Financial Statements; however, the standard did require additional disclosures in the notes to the Financial Statements (see Note 8).

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  IFRS 13 clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  The requirements of the standard do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.  Management has analyzed and adopted IFRS 13 and has determined that the implementation of this standard does not impact the Financial Statements.

IFRS Interpretations Committee (“IFRIC”) 20, Stripping Costs Incurred in the Production Phase of a Surface Mine, clarifies the requirements for accounting for stripping costs in the production phase of a surface mine, specifically, when production stripping should lead to the recognition of an asset and how that asset should be measured, both initially and subsequently.  Management has analyzed and adopted IFRIC 20 and has determined that the implementation of this standard does not impact the Financial Statements.

New Standards and Interpretations Not Yet Adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these Financial Statements.  None of these is expected to have a significant effect on the Financial Statements.  These standards include:

IAS 36, Impairment of Assets, is effective for annual periods beginning on or after January 1, 2014.  The disclosure requirements of IAS 36 have been amended to require, in certain instances, the recoverable amount of an asset or cash-generating unit, and the basis for the determination of fair value less cost of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed.  Management is currently analyzing the impact that future implementation of this standard will have on the Financial Statements and does not currently anticipate early adoption of the standard.

IFRS 9, Financial Instruments, addresses the classification, measurement, and recognition of financial assets and liabilities and is the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.  Requirements for classification and measurement of financial liabilities were added in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income rather than the income statement.

IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments.  In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9.  In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive income (without having to adopt the remainder of IFRS 9).  Management is currently analyzing the impact that any future implementation of this standard will have on the Financial Statements and does not currently anticipate the early adoption of the standard.

IFRIC 21, Levies, is an interpretation on IAS 37, Provisions, Contingent Liabilities and Contingent Assets, respecting accounting for levies imposed by governments.  IAS 37 establishes criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as the result of a past event.  The interpretation clarifies that the obligating event is the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.  Management is currently analyzing the impact that any future implementation of this standard will have on the Financial Statements.

(c)           Consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control.  The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting.  Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

The Company determines at each reporting date whether there is objective evidence that the investment in the associate is impaired.  If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value.

(d)           Segment Reporting

The Company currently has only one operating segment as the operating results of the Company are reviewed on a consolidated basis.  The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

(e)           Presentation and Functional Currency

Presentation Currency

These Financial Statements are presented in the U.S. dollar.

Functional Currency

The functional currency of EPM and its subsidiaries is the currency of the primary economic environment in which each entity operates.  In the case of EPM and Peak Minerals Canada, the functional currency is the Canadian dollar (“C$”).  In the case of Peak Minerals, the functional currency is the U.S. dollar.

Transactions that occur in a foreign currency are recorded in the functional currency using the exchange rates prevailing at the date of the transaction.  For reporting purposes, monetary assets and liabilities denominated in foreign currencies are retranslated at the closing rate as at the date of statement of financial position.  Nonmonetary items are not retranslated as at the date of statement of financial position, but remain translated at historical cost using the exchange rate as at the date of the original transaction.  Foreign exchange gains and losses that result from the settlement of transactions and the translation of monetary assets and liabilities are recognized in the consolidated statement of loss.

Translation of Foreign Operations

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, company entities and operations whose functional currencies differ from the presentation currency are translated into U.S. dollars as follows:

●	assets and liabilities are translated at the closing rate as at the date of the statement of financial position;

●	income and expenses are translated at the average rate of exchange for the reporting period;

●	translation gains and losses are recognized in consolidated other comprehensive income/(loss) and are reported as such in accumulated other comprehensive income/(loss); and

●
upon disposal of a foreign subsidiary, the cumulative amount of the exchange differences relating to that foreign subsidiary, recognized in other comprehensive income/(loss) and accumulated in the separate component of equity, is reclassified from equity to profit and loss (as a reclassification adjustment) when the gain or loss on disposal is recognized.

(f)           Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less.

(g)           Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.  The costs of property, plant, and equipment are composed of purchase price plus all costs directly attributable to bringing the assets to the location and condition necessary for their intended operation.  Property, plant, and equipment are depreciated to their estimated residual value over their useful lives, beginning in the month following completion of the capital spending on a project or the month following the time when the assets become available for use.  The Company depreciates its property, plant, and equipment on a straight-line basis as follows:

Computers and Equipment	2-5 years
Furniture and Fixtures	2-5 years
Project Equipment	2-5 years
Buildings	35 years

(h)           Interest in Mineral Properties

All costs related to the acquisition, exploration, evaluation, and development of mineral properties are capitalized by property where there is an expectation that the costs will be recovered.  These costs are capitalized until the beginning of commercial production and will be subsequently amortized on a unit-of-production basis over the total proven and probable reserves or will be written down to the recoverable amount if exploration and evaluation activities prove unsuccessful or if the mineral property is abandoned or is no longer recoverable.

These capitalized activities include:

●	acquisition of property rights or rights to explore, including all ongoing ownership costs;

●	researching and analyzing historical exploration and evaluation data;

●	gathering exploration data through topographical, geochemical, and geophysical studies;

●	exploratory drilling, trenching, and sampling;

●	determining and examining the volume and grade of the resource(s);

●	surveying transportation and infrastructure requirements;

●	field operations and expenditures;

●	project permitting;

●	environmental rehabilitation obligations; and

●
activities involved in evaluating the technical and commercial feasibility of extracting mineral resources.  This includes the costs incurred in determining the most appropriate mining and processing methods.

(i)           Impairment of Nonfinancial Assets

Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Interests in mineral properties are assessed for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  An impairment loss is recognized whenever the carrying amount of an asset exceeds its recoverable amount.  The recoverable amount of an asset is the greater of an asset’s fair value less any costs of disposal and its value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).  Impairment losses are recognized in the consolidated statement of loss.

An impairment loss is reversed if there is an indication that the impairment no longer exists or may have decreased.  Such a reversal is limited to an amount not higher than the carrying amount that would have been determined had no impairment loss been recognized in previous periods.

(j)           Investment in Associate

Associates represent investments in entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting whereby the investment is initially recognized in the consolidated statement of financial position at cost and subsequently adjusted for the Company’s share of an associate’s profit/(loss) less any impairment in the value of the investment.  The investment’s carrying value is increased (decreased) by the Company’s proportionate share of the profit/(loss) of the associate and decreased by all dividends received by the Company from the associate.  The Company’s share of profit/(loss) of an associate is recognized in the consolidated statement of loss and its share of other comprehensive income/(loss) of an associate is included in other comprehensive income/(loss).  Losses in excess of the Company’s interest in an associate are recognized only to the extent that the Company has incurred legal or constructive obligations on behalf of the associate.

(k)           Financial Instruments

All financial instruments are classified into one of five categories: financial assets and liabilities at fair value through profit and loss; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities.  Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.  Financial assets are derecognized when the contractual rights to the cash flow from the financial assets expire or when the financial asset and all substantial risks and rewards are transferred.  Financial liabilities are derecognized when they are extinguished, discharged, cancelled, or expired.

Fair value through profit and loss financial instruments is initially measured at fair value and any changes in fair value are recognized in the consolidated statement of loss.  Available-for-sale financial instruments are initially measured at fair value with changes in fair value recorded in other comprehensive loss until the instrument is derecognized or impaired, at which time changes in fair value are reclassified to the consolidated statement of loss.  Financial instruments classified as held-to-maturity, loans and receivables, trade and other payables, or other financial liabilities are measured at amortized cost.

The Company has made the following asset and liability designations:

●	Cash and cash equivalents and restricted cash are classified as loans and receivables.

●	Receivables are classified as loans and receivables.

●	Trade and other payables are classified as other financial liabilities.

(l)           Impairment of Financial Assets

At each reporting date, the carrying amounts of the Company’s financial assets are reviewed for impairment when there is objective evidence of impairment.  For debt securities, objective evidence may include a debtor experiencing significant financial difficulty, default, or delinquency in payments and when observable data indicate that there is a measurable decrease in the estimated future cash flows.  For equity securities, objective evidence may include a significant or prolonged decline in the fair value of the security below its cost.  If such evidence exists, the Company recognizes an impairment loss as follows:

●
Financial assets carried at amortized cost – the impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate.  The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

●
Available-for-sale financial assets – the impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statement of loss.  This amount represents the cumulative loss in accumulated other comprehensive income/(loss) that is reclassified to net loss.

Impairment losses on financial instruments carried at amortized cost can be reversed if the impairment loss decreases and that decrease can be related objectively to an event occurring after the impairment loss was recognized.  Impairment losses on available-for-sale equity instruments are not reversed.

The Company reviews its investment in associate for impairment whenever events or changes in circumstances indicate that the recoverable amount (higher of value in use and fair value less costs of disposal) may be greater than the carrying amount of an investment.  In determining the value in use of the investment, the Company estimates:

●
its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds on the ultimate disposal of the investment; or

●	the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

(m)           Environmental Rehabilitation Obligations

Environmental rehabilitation obligations arise from the exploration, evaluation, development, construction, and normal operation of mining property, plant, and equipment as mining activities are subject to various laws and regulations governing the protection of the environment.  Generally, these laws and regulations are continually changing, and management has made, and intends to continue to make, expenditures to comply with such laws and regulations.

The Company records the estimated present value of rehabilitation obligations in the year in which they are incurred.  A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset.  The liability is reviewed and adjusted each period for changes in the discount rates and in the estimate of the amount, timing, and cost of the rehabilitation work to be carried out.

(n)           Share-based Compensation

The Company operates an equity-settled, share-based compensation plan, under which the Company receives services from employees, officers, directors, and consultants (collectively “Optionees”) as consideration for equity instruments (options) of the Company.  The fair value of share options granted to Optionees is recognized as a share-based compensation expense or capitalized to the mineral property for employees dedicated to the exploration, evaluation, and development of the mineral property, with a corresponding increase in contributed surplus.  The fair value is measured using the Black-Scholes option-pricing model as at the grant date and is recognized over the vesting period using a graded (accelerated) amortization schedule.  At each financial reporting date, the share-based compensation expense is adjusted to reflect the actual number of share options that are expected to vest.

Upon exercise of a share option, the consideration received is credited to share capital along with the contributed surplus previously recognized.

(o)           Income Taxes

Income tax comprises current and deferred tax.  Income tax is recognized in the consolidated statement of income/(loss) except to the extent that it relates to items recognized directly in other comprehensive income/(loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income/(loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of prior years.

In general, deferred tax is recognized respecting temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, deferred tax is not recognized if it arises from the initial recognition of goodwill; and deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is determined on a nondiscounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled.  Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are classified as noncurrent assets and liabilities within the consolidated statement of financial position.

(p)           Comprehensive Income / (Loss)

Comprehensive income/(loss), composed of net income/(loss) and other comprehensive income/(loss), is defined as the change in shareholders’ equity from transactions and other events from nonowner sources.  Other comprehensive income/(loss) includes cumulative translation adjustments.  The components of comprehensive income/(loss) are disclosed in the consolidated statement of loss and comprehensive income/(loss).  Cumulative changes in other comprehensive loss are included in accumulated other comprehensive income/(loss), which is presented as a separate category in equity attributable to owners of EPM.

(q)           Basic and Diluted Loss Per Share

Basic loss per common share is calculated by dividing the net loss from operations by the weighted-average number of common shares outstanding for the period.  Diluted per-share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  In a loss-making year, potentially dilutive common shares are excluded from the loss per-share calculation as the effect would be antidilutive.

(r)           Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.  Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement over the period of the lease.

3.           Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.  Significant estimates and judgments made by management relate to the following:

(a)           Functional Currency

The determination and selection of the currency of the primary economic environment in which each entity operates requires judgment regarding variables such as the influences affecting sales prices for goods and services, labor, material and other costs; the currency in which financing activities are generated; and the currency in which receipts from operating activities are usually retained.

(b)           Impairments

The determination of asset impairment indicators for property, plant, and equipment, mineral properties, and investments requires judgment regarding variables such as expected future cash flows and reasonable discount rates.  The determination of the commercial viability and economic recoverability of the Company’s mineral property interests and evaluation and exploration costs requires judgment based on current and expected data as well as expectations of future events that are believed to be reasonable under the circumstances.

The Company’s impairment analysis for its investment in mineral property on the Sevier Playa Project was based on significant estimates and judgments as contained in the PFS, which was filed on November 18, 2013.  The PFS, which investigated both technical and economic aspects of the Sevier Playa Project, established important estimates and assumptions for annual production rates, mine life, capital and operating costs, product pricing, and effective tax rates.  Actual annual production rates, mine life, capital and operating costs, product pricing, and effective tax rates may differ from those contained in the PFS and estimated by management, thereby affecting the value of the Sevier Playa Project.

(c)           Environmental Obligations

The determination of provisions for environmental rehabilitation and reclamation obligations arising from the Company’s evaluation and exploration activities requires the use of estimates and management judgment.  Future rehabilitation costs in relation to changes in estimates are accrued based on management’s best estimate at the end of each period of the discounted cash costs expected to be incurred.  Accounting for rehabilitation obligations requires management to make estimates of the future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations.  These estimates are dependent upon labor and materials costs, known environmental impacts, the effectiveness of rehabilitation measures, inflation rates, and pre-tax interest rates that reflect a current market assessment of time value for money and the risk specific to the obligation.  The Company also estimates the timing of the outlays, which is subject to change depending on continued exploitation and newly discovered mineral resources.

Actual rehabilitation costs incurred may differ from those amounts estimated by management.  Moreover, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company, therefore increasing future costs.

(d)           Contingent Liabilities

Provisions that present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated, including, but not limited to, the determination and likelihood of adverse environmental claims and legal judgments that could affect the Company’s ability to develop its mineral properties.  The Company does not have any outstanding environmental challenges related to its Sevier Playa Project, and based on recent rulings in favor of the Company on environmental appeals, management estimates that no contingent liabilities currently exist that could affect the Company’s ability to continue to develop the Sevier Playa Project.  Refer to Notes 11 and 16.

The Company had no material changes in accounting estimates during the reporting period or that are expected to have an effect on future periods.

4.           Receivables

Trade and other receivables are as follows:

As at	December 31, 2013	December 31, 2012
Receivables from related parties (Note 15)	$-	$453
Tax-related receivables	99,982	24,551
Interest receivable	-	873
	$99,982	$25,877

5.           Restricted Cash

Prior to the triangular amalgamation, Peak Minerals furnished to the Utah State Office of the Bureau of Land Management (“BLM”) a personal bond and power of attorney in the amount of $50,000, which provides statewide bond coverage for the potassium leases obtained in the April 5, 2011 lease sale.

On July 11, 2011, Peak Minerals entered into a Reclamation Contract with the Utah Division of Oil, Gas and Mining (“DOGM”) for the exploration of certain School and Institutional Trust Lands Administration (“SITLA”) lands controlled by Peak Minerals as part of the Sevier Playa Project.  The Reclamation Contract required a surety to assure reclamation of the SITLA lands affected by the exploration operations, and cash in the amount of $74,780, in lieu of a surety bond, was deposited with DOGM.

On November 2, 2011, and December 14, 2011, Peak Minerals furnished to BLM cash in the amount of $100,300 and $61,700, respectively, in lieu of a surety bond, for bond coverage relating to reclamation of BLM lands affected by its exploration operations.

On January 9, 2012, Peak Minerals furnished to DOGM cash in the amount of $49,750, in lieu of a surety bond, for bond coverage relating to reclamation of the SITLA lands affected by its exploration activities.

On January 3, 2013, Peak Minerals furnished to DOGM cash in the amount of $74,685, in lieu of a surety bond, for reclamation obligations associated with the Company’s phase 2 drilling program.  During the twelve months ended December 31, 2013, the Company accrued interest income totaling $182 on its restricted cash held with DOGM (twelve months ended December 31, 2012 – $143).

6.           Property, Plant, and Equipment

The property, plant, and equipment balance consists of:

	Computers and equipment	Furniture and fixtures	Project equipment	Buildings	Total
As at January 1, 2012
Cost	$19,946	$15,486	$211,414	$98,187	$345,033
Accumulated depreciation	(2,107)	(764)	(10,820)	(893)	(14,584)
Net book amount	17,839	14,722	200,594	97,294	330,449
Twelve months ended December 31, 2012
Opening net book amount	17,839	14,722	200,594	97,294	330,449
Additions	5,941	5,783	21,800	-	33,524
Disposals	-	-	(2,703)	-	(2,703)
Depreciation	(5,301)	(3,892)	(44,560)	(2,805)	(56,558)
Exchange differences	6	-	-	-	6
Closing net book amount	18,485	16,613	175,131	94,489	304,718
As at December 31, 2012
Cost	25,893	21,269	230,511	98,187	375,860
Accumulated depreciation	(7,408)	(4,656)	(55,380)	(3,698)	(71,142)
Net book amount	$18,485	$16,613	$175,131	$94,489	$304,718
Twelve months ended December 31, 2013
Opening net book amount	18,485	16,613	175,131	94,489	304,718
Additions	5,690	-	66,552	-	72,242
Disposals	-	-	-	-	-
Depreciation	(7,984)	(5,551)	(60,945)	(2,805)	(77,285)
Exchange differences	-	(190)	(12)	-	(202)
Closing net book amount	16,191	10,872	180,726	91,684	299,473
As at December 31, 2013
Cost	31,583	21,079	297,051	98,187	447,900
Accumulated depreciation	(15,392)	(10,207)	(116,325)	(6,503)	(148,427)
Net book amount	$16,191	$10,872	$180,726	$91,684	$299,473

During the twelve months ended December 31, 2013, the Company recognized property, plant, and equipment additions totaling $72,242 (twelve months ended December 31, 2012 – $33,524) and depreciation of $77,285 (twelve months ended December 31, 2012 – $56,558), of which $13,536 (twelve months ended December 31, 2012 – $9,193) was recognized as expense in the consolidated statement of loss and $63,749 (twelve months ended December 31, 2012 – $47,365) was capitalized in interest in mineral properties.

7.           Interest in Mineral Properties

The interest in mineral properties balance consists of:

	Acquisition costs	Planning and design	Field operations and expenses	Legal costs and environmental obligations	Technical reports and permitting activities	Total
As at January 1, 2012
Cost	$22,151,737	$370,959	$2,153,994	$322,944	$-	$24,999,634
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	22,151,737	370,959	2,153,994	322,944	-	24,999,634
Twelve months ended December 31, 2012
Opening net book amount	22,151,737	370,959	2,153,994	322,944	-	24,999,634
Additions	119,960	275,985	5,434,339	404,386	1,252,698	7,487,368
Exchange differences	47,263	-	-	-	-	47,263
Closing net book amount	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
As at December 31, 2012
Cost	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	$22,318,960	$646,944	$7,588,333	$727,330	$1,252,698	$32,534,265
Twelve months ended December 31, 2013
Opening net book amount	22,318,960	646,944	7,588,333	727,330	1,252,698	32,534,265
Additions	119,960	5,065	886,993	385,086	7,138,720	8,535,824
Exchange differences	(25,945)	-	-	-	-	(25,945)
Closing net book amount	22,412,975	652,009	8,475,326	1,112,416	8,391,418	41,044,144
As at December 31, 2013
Cost	22,412,975	652,009	8,475,326	1,112,416	8,391,418	41,044,144
Accumulated amortization and impairment	-	-	-	-	-	-
Net book amount	$22,412,975	$652,009	$8,475,326	$1,112,416	$8,391,418	$41,044,144

8.           Investment in Associate

On May 26, 2011, the date of the triangular amalgamation, Peak Minerals acquired a 40% interest in Emerald Peak Minerals, LLC (“Emerald Peak”) by contributing to equity the Series A notes it held in Emerald Peak.  The investment in Emerald Peak is accounted for using the equity method.  On April 18, 2011, and prior to the amalgamation, Peak Minerals entered into an agreement (“the  Commercial Agreement”) with Emerald Peak, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  Emerald Peak will make no payments for the development of these state leases and will receive no net revenues from the production from these state leases – all revenues and costs incurred under the Commercial Agreement will be for the benefit of Peak Minerals.

Investment as at January 1, 2012	$6,089,155
Share of net gain for the twelve months ended December 31, 2012	480
Effects of foreign currency translation	662
Investment as at December 31, 2012	$6,090,297
Share of net gain for the twelve months ended December 31, 2013	5,682
Effects of foreign currency translation	(1,968)
Investment as at December 31, 2013	$6,094,011

Emerald Peak is a privately held company and is domiciled in Utah, United States.  Emerald Peak’s summarized balance sheet as at December 31, 2013, and December 31, 2012, is included below:

As at	December 31, 2013	December 31, 2012
Current
Cash and cash equivalents	$7,072	$21,762
Total current assets	7,072	21,762

Trade and other payables	(2,000)	(5,251)
Total current liabilities	(2,000)	(5,251)

Non-current
Interest in mineral properties	1,214,689	1,189,045
Net assets	1,219,761	1,205,556
Ownership interest (40%)	487,904	482,222
Fair value increment on acquisition of interest, net of foreign currency effects	5,606,107	5,608,075
Carrying value of investment	$6,094,011	$6,090,297

A summary of Emerald Peak’s comprehensive income for the twelve months ended December 31, 2013, and December 31, 2012, is included below:

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

Revenue	$40,000	$40,000
Profit from continuing operations	14,205	1,201
Other comprehensive income/loss	-	-
Total comprehensive income	14,205	1,201

9.           Trade and Other Payables

As at	December 31, 2013	December 31, 2012
Trade payables	$876,606	$166,481
Amounts due to related parties (Note 15)	-	56,249
Social security and other taxes	3,708	15,114
Accrued expenses	165,284	262,594
	$1,045,598	$500,438

10.           Income Taxes

The Company’s income tax recovery for each of the periods ended consists of the following:

	For the twelve months ended	For the twelve months ended
	December 31, 2013	December 31, 2012
Loss before income taxes	$(2,312,826)	$(2,603,645)

Income tax (recovery) at combined federal and provincial rate of 30.0% (twelve months ended December 31, 2012 - 30.0%)	(693,848)	(781,094)
Foreign rate differences	(102,246)	(113,864)
Non-deductible expenses	115,009	123,264
Book to tax prior year true-up	-	(104,623)
Release of losses not previously recognized	-	(289,069)
Losses not recognized	617,100	647,492
Income tax recovery	$(63,985)	$(517,894)

Deferred tax assets have not been recognized respecting the following items:

As at	December 31, 2013	December 31, 2012
Unrecognized deferred tax assets:
Deductible temporary differences	$273,683	$164,199
Loss carryforwards	1,801,680	1,209,579
Share issuance costs	224,667	365,559
Cummulative eligible capital deductions	89,740	104,225
	$2,389,770	$1,843,562

During the twelve months ended December 31, 2013, the Company recognized an income tax recovery of $75,131 and income tax expense of $11,146.  The income recovery relates to the current period tax loss that can be carried back to recover the tax expense of a previous period.  This income tax recovery was partially offset by income tax expense related to certain warrants of the Company that were issued on September 2, 2011, and expired during the twelve months ended December 31, 2012.  The additional tax expense recognized during the twelve months ended December 31, 2013, was the result of adjusting the income tax provision initially recognized for the warrant expiry to the filed tax return and notice of assessment received from the Canada Revenue Agency for the tax year-ended December 31, 2012.

During the twelve months ended December 31, 2012, certain warrants of the Company that were issued on September 2, 2011, expired.  As a result, there was a tax impact of $586,790 included in contributed surplus, and previously unrecognized deferred tax assets were utilized to partially offset the capital gains arising on the warrant expiry.

The Company has C$1,624,314 (twelve months ended December 31, 2012 – C$835,093) of Canadian noncapital losses that will expire between 2032 and 2033 and $3,601,946 (twelve months ended December 31, 2012 – $2,567,758) of U.S. noncapital losses that will expire between 2032 and 2033.

11.           Provisions

In connection with the Company’s exploration and drilling activities on its Sevier Playa Project, the Company has an obligation to remediate the impact of these activities.  The Company’s policy on rehabilitation obligations is described in Note 2.  Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on current management plans, cost estimates, and compliance with existing agreements:

Balance as at January 1, 2012	$80,300
Additions	120,076
Accretion	732
Expenditures incurred	(8,591)
Balance as at December 31, 2012	$192,517
Additions	44,021
Accretion	1,694
Expenditures incurred	(15,088)
Balance as at December 31, 2013	$223,144

The estimated amount of undiscounted cash flow required to satisfy the Company’s environmental rehabilitation obligations as at December 31, 2013, was $264,092 (as at December 31, 2012 - $208,071).  The expected timing of payments ranges from 2015 to 2048, and the risk free rates at which the estimated cash flows have been discounted to arrive at the present value of the obligation ranged from 0.00% to 1.853%.

12.           Share Capital

(a)           Authorized

The Company has unlimited voting common shares without par value and unlimited non-voting common shares without par value.

(b)           Voting and Non-Voting Common Shares

	Number of shares issued		Share capital
	Voting common	Non-voting common	Voting common	Non-voting common
Balance as at January 1, 2012	76,122,769	37,103,120	$38,974,318	$12,047,764
Share conversions from non-voting to voting	20,708,950	(20,708,950)	6,724,409	(6,724,409)
Balance as at December 31, 2012	96,831,719	16,394,170	$45,698,727	$5,323,355
Share conversions from non-voting to voting	11,461,738	(11,461,738)	3,721,744	(3,721,744)
Balance as at December 31, 2013	108,293,457	4,932,432	$49,420,471	$1,601,611

(c)           Share Purchase Warrants

There were no share purchase warrants outstanding as at December 31, 2013.  There were 1,428,420 share purchase warrants outstanding as of December 31, 2012, that expired during the twelve months ended December 31, 2013.

(d)           Share Purchase Options

The Company has a stock option plan (the “Option Plan”) whereby the Board of Directors may grant options to acquire common shares to directors, officers, employees, or consultants of the Company.  The Board of Directors, or the Compensation Committee under direction of the Board, has the authority to determine the limits, restrictions, and conditions of share option grants and to make all decisions and interpretations relating to the Option Plan.  The Option Plan was reapproved by shareholders at a special meeting of shareholders held on May 9, 2013, and the maximum number of common shares that may be reserved for issuance shall not exceed 10% of the outstanding common shares of the Company at the time of grant.  Furthermore, the maximum number of common shares that may be reserved for issuance to any one Optionee shall not exceed 5% of the outstanding common shares of the Company at the time of grant, excepting consultants and investor relations persons, which shall not exceed 2% of the outstanding common shares of the Company.

The term of any share purchase option granted may not exceed five years, and the exercise price may not be lower than the closing price, less any discounts from the closing price allowed by the TSX Venture Exchange, of the Company’s common shares on the last trading day immediately preceding the date of grant.  Vesting conditions vary based on the circumstances of the option grant.

A continuity summary of share purchase options for the twelve months ended December 31, 2013, and December 31, 2012, is presented as follows:

	December 31, 2013		December 31, 2012
	Number of options	Weighted average exercise price (C$)	Number of options	Weighted average exercise price (C$)

Balance, beginning of period	2,195,947	$ 1.25	824,830	$ 1.60
Granted	2,636,811	0.40	1,414,821	1.04
Forfeited	-	-	(43,704)	1.20
Expired	-	-	-	-
Balance, end of period	4,832,758	$ 0.78	2,195,947	$ 1.25

Exercisable share purchase options	1,404,281	$ 1.27	431,126	$ 1.46

The share purchase options granted during the twelve months ended December 31, 2013, have a five-year term and reflect time-based vesting with a three year vesting period.

A summary of the Company’s share purchase options outstanding as at December 31, 2013, is presented as follows:

Exercise price per share (C$)	Weighted average remaining contractual life (yrs)	Number of common shares	Weighted average exercise price (C$)

< $0.50	4.011	2,636,811	$ 0.40
$0.51 - $1.50	2.294	1,670,947	$ 1.07
$1.51 - $2.00	2.650	525,000	$ 1.81
Share purchase options outstanding, end of period	3.270	4,832,758	$ 0.78

The fair value of the share purchase options granted during the twelve months ended December 31, 2013, was estimated on the date of grant using the Black-Scholes option-pricing model.  The Company assumed a 2.15% forfeiture rate, based on historical forfeitures, and the following table outlines the weighted average assumptions used to calculate the fair value:

Black-Scholes option pricing model assumptions (weighted average assumptions)	For the twelve months ended December 31, 2013

Market price per common share at date of grant	C$0.40
Exercise price per common share	C$0.40
Risk-free interest rate	1.14%
Expected volatility	71.76%
Expected dividend yield	0%
Expected life (years)	3.50

Given the limited trading history of the Company’s common shares, the expected volatility was calculated and based on the average historical volatility of a reference group of junior potash mining companies.

Share-based compensation for the twelve months ended December 31, 2013, was $667,569 (twelve months ended December 31, 2012 – $716,305), of which $554,305 (twelve months ended December 31, 2012 - $577,945) was expensed in the consolidated statement of loss and $113,264 (twelve months ended December 31, 2012 - $138,360) was capitalized in mineral properties.  The offsetting credit was recorded as contributed surplus.

13.           Loss Per Share

Basic loss per common share is calculated by dividing the loss attributable to the EPM shareholders divided by the weighted-average number of common shares outstanding during the year.  The Company’s loss per share for the twelve months ended December 31, 2013, was $0.02 (twelve months ended December 31, 2012 – $0.02) and was based on the loss attributable to common shareholders of $2,248,841 (twelve months ended December 31, 2012 – $2,085,751) and the weighted-average number of common shares outstanding of 102,484,083 (twelve months ended December 31, 2012 – 84,415,448).  The effect of the following securities was not included in the diluted loss per share calculation since these are antidilutive:

As at	December 31, 2013	December 31, 2012
Share purchase warrants	-	1,428,420
Share purchase options	4,832,758	2,195,947
	4,832,758	3,624,367

14.           Expenses by Nature

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012
Short term salaries and benefits	$672,113	$666,799
Directors fees	-	224,990
Office expenses	151,111	143,082
Depreciation	13,536	9,193
Investor relations	213,526	171,446
Professional fees	539,480	695,030
Share-based compensation	554,305	577,945
Other expenses	162,732	130,601
	$2,306,803	$2,619,086

15.           Related-party Transactions

The Company’s related parties include the Company’s subsidiaries, associates, executive and nonexecutive directors, senior officers (Chief Executive Officer and Chief Financial Officer), and entities controlled or jointly controlled by Company directors or senior officers.

(a)           Emerald Peak

On August 29, 2013, the Company paid $40,000 to Emerald Peak, a related party controlled by two directors of EPM, in accordance with its Commercial Agreement with Emerald Peak.  On April 18, 2011, and prior to the triangular amalgamation, Peak Minerals entered into a Commercial Agreement with Emerald Peak, whereby both parties agreed to commit the acreage associated with the Emerald Peak state leases to development and operation by Peak Minerals.  Emerald Peak will make no payments for the development of these state leases and will receive no net revenues from the production from these state leases – all revenues and costs incurred under the Commercial Agreement will be for the benefit of Peak Minerals.  The contract commits Peak Minerals to pay Emerald Peak the greater of $40,000 per year or a 7.5% overriding royalty on all potash production allocated to the state leases and stipulates that Peak Minerals will be the designated unit operator upon the approval of a unitization agreement between Emerald Peak, Peak Minerals, BLM, and SITLA.  No accounts payable or receivable between the parties existed as at December 31, 2013 (at December 31, 2012 - $nil).

(b)           Black Horse

During the twelve months ended December 31, 2013, the Company reported several transactions with Black Horse Resources, Inc. (“Black Horse”), a related party controlled by two directors of EPM, whereby Black Horse reimbursed Peak Minerals for shared administrative services.  Further, during the twelve months ended December 31, 2013, the Company entered into a sublease agreement with Black Horse whereby Black Horse is leasing a conference room from Peak Minerals through July 31, 2014.  Transactions between the parties during the period totaled $6,976 (twelve months ended December 31, 2012 – $5,207), and no accounts payable or receivable between the parties existed as at December 31, 2013 (at December 31, 2012 - $453).

(c)           Officers and Directors

(i)	During the twelve months ended December 31, 2013, and December 31, 2012, compensation paid or payable to senior officers and directors was as follows:

	For the twelve months ended December 31, 2013	For the twelve months ended December 31, 2012

Short-term salaries and benefits	$386,157	$521,810
Director fees	-	224,990
Share-based compensation	490,012	500,004
Total key management compensation	$876,169	$1,246,804

(ii)
Director’s fees during the twelve months ended December 31, 2013, were $nil because the directors elected to receive their 2013 remuneration entirely in the form of share purchase options, in lieu of any cash component.  The Black-Scholes calculated value of the share-based remuneration for 2013 director’s fees was $435,000 and is being expensed over the three-year vesting period.  The 2012 comparative period also included share purchase options for director remuneration valued at $205,000 using the Black-Scholes valuation methodology, bringing the total 2012 director remuneration to $429,990.

(iii)	As at December 31, 2013, amounts due to related parties for accrued director fees were $nil (at December 31, 2012 - $56,249).

16.           Commitments and Contingencies

(a)           Southern Utah Wilderness Alliance

On March 21, 2011, the Southern Utah Wilderness Alliance (“SUWA”) filed a Notice of Appeal with the Board of Land Appeals of the U.S. Department of the Interior (“Board of Land Appeals”) giving notice of its intent to appeal the BLM’s February 17, 2011 Decision Record and Finding of No Significant Impact approving the Sevier Lake Competitive Potash Leasing Proposal (“Leasing Proposal”) based on a February 2011 environmental assessment prepared pursuant to the National Environmental Policy Act (the “Leasing EA”).  On August 12, 2011, the Company was notified that SUWA filed its Statement of Reasons challenging the adequacy of the Leasing EA and thereby jeopardizing the Company’s federal potash leases.

On November 4, 2011, SUWA filed a Petition for Immediate Stay with the Board of Land Appeals requesting a stay of “effectiveness” of the Leasing Proposal.  On November 23, 2011, SUWA filed an appeal and a second Petition for Immediate Stay with the Board of Land Appeals, this time requesting a stay of “effectiveness” of the October 28, 2011 Decision Record and Finding of No Significant Impact by BLM’s Fillmore Field Office approving the Sevier Dry Lake Exploratory Testing Environmental Assessment (the “Exploratory EA”).

On March 14, 2012, the Company announced it had received a favorable decision from the Board of Land Appeals denying SUWA’s two petitions for immediate stay filed in November 2011.  In its Order, the Board of Land Appeals analyzed SUWA’s arguments, carefully reviewed the Leasing EA and Exploratory EA, and ruled that SUWA had failed to meet its burden of satisfying the criteria for a stay in either appeal.  Namely, the Board of Land Appeals found that: (i) SUWA had not shown that it was likely to prevail on the merits of its appeal; (ii) SUWA failed to show the likelihood of immediate and irreparable harm if a stay was not granted; (iii) the relative harm to the Company was greater than any harm that SUWA had shown; and (iv) the public interest in mineral development weighed in favor of leasing, exploring for, and potentially developing the potash resources in the Sevier playa.

In an Order dated January 23, 2013, the Board of Land Appeals denied SUWA’s appeal of the BLM’s Decision Record and Finding of No Significant Impact on the Leasing EA and affirmed that decision.

In an Order dated April 18, 2013, the Company also obtained a favorable decision from the Board of Land Appeals affirming the BLM’s Decision Record and Finding of No Significant Impact on the Exploratory EA and denying the appeal by SUWA of said Decision Record and Finding of No Significant Impact.  This final action by the Board of Land Appeals favorably resolved all outstanding environmental appeals and petitions.

(b)           LUMA Minerals LLC

On August 16, 2011, the Company entered into a Cooperative Development Agreement with LUMA Minerals LLC (“LUMA”), an unaffiliated third party and a Delaware limited liability company, to develop the additional federal leases on the Sevier Playa Project that the Company did not control.  LUMA won these leases as part of the competitive bidding process by the BLM when the Company was not permitted to lease more than 96,000 acres pursuant to federal law.

Under the terms of the arrangement, both parties will commit the acreage to development and operation by the Company.  LUMA will make no payments for the development of its acreage and will receive no net revenues from the production from its acreage – all revenues and costs will be for the benefit of the Company.  The contract commits the Company to pay LUMA a 1.25% overriding royalty on all production from, or allocated to, the LUMA leases.  The contract also grants LUMA the right, in addition to the overriding royalty, to elect either: (i) a cash-only payment of $2,000,000; or (ii) the number of common shares in the Company equal in value to $1,000,000, plus $1,000,000 cash at closing.  The closing is conditioned upon and subject to: (a) all necessary approvals of the shareholders and governing boards of Peak Minerals and/or EPM; (b) all necessary approvals of United States and Canadian governmental authorities, including securities and exchange and environmental regulatory bodies, BLM, and SITLA; and (c) all applicable stock exchange rules, regulations, and approvals.

The Cooperative Development Agreement added approximately 22,000 acres of additional leases to the lands controlled by the Company, bringing the Sevier Playa Project land package total to approximately 124,200 acres.

On June 27, 2012, but effective as of June 15, 2012, the Company executed a 12-month extension of the Cooperative Development Agreement.  On June 5, 2013, but effective June 15, 2013, the Company executed a second 12-month extension of the Cooperative Development Agreement, thereby extending its term from July 15, 2013 to July 15, 2014.

(c)           Office Lease

The Company agreed to lease office space located at 2150 South 1300 East, Suite 350, Salt Lake City, UT 84106, commencing August 1, 2011, and expiring July 31, 2014.  This has been accounted for as an operating lease within the Financial Statements.

The future minimum lease payments under operating leases are as follows:

Minimum lease payments	December 31, 2013	December 31, 2012

Not later than 1 year	$56,747	$95,187
Later than 1 year but less than five years	-	56,747
	$56,747	$151,934

(d)           Contracts

Capital expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

As at	December 31, 2013	December 31, 2012

Interest in mineral properties	$-	$1,794,574
	$-	$1,794,574

17.           Capital Management

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain adequate levels of funding to support the acquisition, exploration, and development of its projects and corporate and administrative functions.  Management, therefore, adjusts the capital structure as necessary in order to support these critical functions.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company considers capital, which at December 31, 2013, totaled $42,698,548 (December 31, 2012 - $45,426,372), to include share capital, share purchase warrants, and accumulated deficit.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital in current economic conditions by:

●	minimizing discretionary disbursements;

●	reducing or eliminating operating expenditures that are of limited strategic value; and

●	exploring alternative sources of investment and liquidity.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is not subject to any capital requirements imposed by a regulator or lending institution.  The Company expects that its current and anticipated capital resources will be sufficient to discharge its liabilities as at December 31, 2013, and for the foreseeable future (see Note 19).

18.           Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, liquidity risk, and fair value.  Risk management is carried out by the Company’s management team with guidance from and under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

(a)           Market Risk

Currency Risk

Foreign exchange risk arises when transactions, assets, and liabilities are denominated in a currency that is not the Company’s functional currency.  Due to the fact that the Company has operations with both Canadian dollar and U.S. dollar functional currencies, and holds cash in both Canadian dollars and U.S. dollars, it is exposed to the fluctuation of the foreign exchange rate between the Canadian dollar and the U.S. dollar.

As at December 31, 2013, the Company held $436,964 (December 31, 2012 – $6,114,127) and C$349,079 (December 31, 2012 – C$4,505,887), of which $393,331 (December 31, 2012 – $6,087,761) and C$nil (December 31, 2012 – C$nil) was held in the United States and $43,633 (December 31, 2012 – $26,366) and C$349,079 (December 31, 2012 – C$4,505,887) was held in Canada.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk against its functional currencies.

As at December 31, 2013, if the Canadian dollar had weakened/strengthened by 5% against the U.S. dollar, with all other variables held constant, net loss for the year would have been approximately $33,000 higher/lower, mainly due to the currency translation to U.S. dollars of the Company’s entities with a Canadian dollar functional currency.

Interest Rate Risk

The Company has cash balances and no interest-bearing debt.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company’s banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banking institutions.

(b)           Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and accounts receivables.  Cash has been deposited with the Company’s banking institutions, from which management believes the risk of loss to be minimal given the financial strength of its banking institutions with a minimal credit rating of A+/A-1.  Accounts receivable consists of taxes receivable from government authorities and are in good standing as at December 31, 2013.  Management believes that the credit risk concentration respecting financial instruments included in accounts receivable is minimal.

(c)           Liquidity Risk

Liquidity risk is a significant risk factor as the Company’s future is dependent upon its ability to obtain sufficient cash from external financing and related parties in order to fund its ongoing permitting and feasibility study work and ultimate project development and construction.  The Company’s approach to managing liquidity risk is to pursue all financing alternatives in connection with the evaluation and development of its Sevier Playa Project to ensure that it will have sufficient liquidity to meet liabilities as they come due.  As at December 31, 2013, the Company had a cash balance of $765,168 (December 31, 2012 - $10,642,993) to settle current liabilities of $1,045,598 (December 31, 2012 - $569,158).  As per Note 15, the Company also had committed expenditures as at December 31, 2013, of $56,747 (as at December 31, 2012 – $1,794,574).  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.  Refer to Note 19, Subsequent Events, for an update on financing events to address the Company’s liquidity needs.

(d)           Fair Value

As at December 31, 2013, the Company’s financial instruments consisted of cash and cash equivalents and trade and other payables.  Cash and cash equivalents and trade and other payables are all classified as loans and receivables and are therefore measured at amortized cost.  Due to their short-term nature, their fair values approximate carrying values.

19.           Subsequent Events

(a)           Common Share Conversion

Immediately preceding March 27, 2014, there were 108,293,457 common shares and 4,932,432 non-voting common shares outstanding on a non-diluted basis.  On March 27, 2014, the Company announced that it had entered into share repurchase agreements with certain holders of common shares to purchase common shares from these holders in exchange for non-voting common shares.  The transaction was effected to assist the Company to achieve its “foreign private issuer” status under applicable United States securities laws, because as a result of this transaction less than 50% of the Company’s voting securities were owned by United States residents.

Following completion of the transaction, the Company had 76,923,057 common shares and 36,302,832 non-voting common shares outstanding on a non diluted basis.  The non-voting common shares are convertible into common shares on a one-for-one basis at the holders discretion.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, and Jeff Gentry, a director of the Company, participated in the transaction.  The sales to Mr. D’Ambrosio and Mr. Gentry were considered “related-party transactions” for the purposes of Multilateral Instrument 61-101 (“MI 61-101”).  However, the sales were not subject to the minority approval and formal valuation requirements under MI 61-101 as there was an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration, for the sale, insofar as it involves the interested parties, exceeded 25% of the Company’s market capitalization.  Both Mr. D’Ambrosio and Mr. Gentry abstained from voting at the meeting of the board of directors held to approve the transaction.

Mr. D’Ambrosio agreed to sell 12,174,673 common shares for cancellation in return for 12,174,673 non-voting common shares, and Mr. Gentry agreed to sell 7,150,490 common shares for cancellation in return for 7,150,490 non-voting common shares. All vendors of common shares were residents in the United States and no purchases were made from persons who are in a jurisdiction of Canada or whose last address as shown on the books of the Company is in a jurisdiction of Canada.

(b)           Arrangement of $3.2 Million Financing

On April 7, 2014, the Company announced that it had entered into a binding term sheet with Extract Capital LP (“Extract”), an unrelated party, for a $2.5 million loan (“Extract Loan”).  In addition, the Company entered into a binding term sheet with certain directors of the Company (the “Financing Directors”) for a $700,000 loan (“Director Loan” and collectively with the Extract Loan, the “Financing”).  The Financing will be used by the Company to fund operations and project-related activities for the Sevier Playa Project.

Under the terms of the Extract Loan, the Company will borrow the principal sum of $2.5 million issued at a 2% discount to par with a term of 60 months.  The Extract Loan will bear interest at a variable rate equal to US$ 12-month LIBOR plus 650 basis points (“bps”) per annum calculated on the outstanding principal on a 360-day/year basis.  At the Company’s option, it may elect to capitalize monthly interest at a rate of US$ 12-month LIBOR plus 850 bps.  LIBOR shall have a minimum of 200 bps for the purposes of interest rate calculation.  Additionally, the Company will issue to Extract 1,500,000 common shares and 750,000 common share purchase warrants (the “Extract Warrants”).  The Extract Warrants shall have an exercise price of C$0.36 per share, which is a 100% premium to the volume weighted average price  of the common shares over the twenty days before the date of acceptance of the Extract term sheet, and be exercisable for a period that is five years from the closing date of the Extract Loan.

The Company will provide Extract with a production fee of $1.70/tonne of production of sulphate of potash.  The production fee may be repurchased at any time by the Company for a lump sum payment equal to: (a) $250,000 if the Extract Loan is repaid in full on or before six months from the closing date; (b) $750,000 if the Extract Loan is repaid after six months and on or before 12 months from the closing date; (c) $1,000,000 if the Extract Loan is repaid after 12 months and on or before 18 months from the closing date; and (d) $1,500,000 if the Extract Loan is repaid after 18 months from the closing date.  Extract shall receive a 3% arrangement fee at closing and shall be reimbursed by the Company for its transaction-related expenses up to a maximum of $100,000.  Extract shall also be entitled to a $50,000 break fee if, within 60 days, the closing conditions of the Company have not been met or the Company elects not to execute the definitive loan agreements.

Under the terms of the Director Loan, the Company will borrow the principal sum of at least $700,000 with a term of 24 months.  Interest shall accrue monthly in arrears and shall be computed on a monthly basis at Financing Director’s cost of debt capital (“Director’s Rate”), plus 850 bps per annum, of the outstanding loan amount calculated on a 360-day/year basis.  The Director’s Rate shall have a minimum of 200 bps for calculation of the interest rate.  Additionally, the Company will issue the Financing Directors an aggregate of 1,050,000 common share purchase warrants (the “Director Warrants”).  The Director Warrants shall also have an exercise price of C$0.36 per share and be exercisable for a period that is two years from the closing date of the Director Loan.

Lance D’Ambrosio, the Chief Executive Officer and a director of the Company, Daniel Basse, a director of the Company, and Theodore Botts, a director of the Company are participating in the Director Loan.  The participation by each of the Financing Directors is considered a “related-party transaction” for the purposes of MI 61-101.  However, their participation is not subject to the minority approval and formal valuation requirements under MI 61-101 since there is an applicable exemption from these requirements as neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the interested parties, exceeds 25% of the Company’s market capitalization.  The Financing Directors abstained from voting at the meeting of the board of directors held to approve the Financing.

Under the terms of the Financing, the Company will provide a perfected senior security interest in substantially all of the Company’s assets.  The Financing is anticipated to close imminently and is subject to regulatory approval.  The securities issued under the Financing will be subject to a four month hold period.

(c)           Amendment to Relationship Agreement with Gusiute Holdings (UK) Limited

On April 11, 2014, the Company amended its Relationship Agreement, dated September 2, 2011, with Gusiute Holdings (UK) Limited – an indirect wholly owned subsidiary of Tata Chemicals Limited.  The Relationship Agreement was amended to extend Gusiute’s anti-dilution right for another three years and to eliminate Gusiute’s obligation to vote for the Company’s nominees for election as directors.